Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission
Exhibit 6.2
EXECUTION COPY
May 16, 2007
CHARTERED SEMICONDUCTOR MANUFACTURING LTD,
as Borrower,
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Lender,
EXPORT-IMPORT BANK OF THE UNITED STATES
and
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Facility Agent,

EX-IM BANK FACILITY AGREEMENT
relating to The Chartered Semiconductor
Fab 7 Phase II Project
Ex-Im Bank Transaction No. AP082872XX — Singapore

Facility Agreement AP082872XX

Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission
Ex-Im Bank Transaction No. AP082872-Singapore
Term Sheet

1.	Facility Agent:		JP Morgan Chase Bank, National Association

2.	Borrower:		Chartered Semiconductor Manufacturing Ltd

3.	Borrower’s Country:		Republic of Singapore

4.	Financed Portion Amount:		U.S.$600,101,520

	Tranche A Financed Portion Amount:		U.S.$300,101,520
	Tranche B Financed Portion Amount:		U.S.$300,000,000 less the aggregate amount of all Financed Portion of Disbursements of the Tranche A Guaranteed Credit

5.	(a)	Exposure Fee Percentage (applied to Financed Portion Amount)

	Tranche A:	XXXXX
	Tranche B:	XXXXX

	(b)	Exposure Fee Amount:	U.S.$9,631,513

	☑ financed ☑ as disbursed		☐ not financed ☐ up front

6.	Guaranteed Credit Amount:

	Tranche A Guaranteed Credit:	U.S.$304,573,033
	Tranche B Guaranteed Credit:	U.S.$609,733,033 less the aggregate amount of all Disbursements of the Tranche A Guaranteed Credit
	Total:	U.S.$609,733,033

7.	Margin:	As set forth in the definition of “Margin” in Section 1.01.
	Floating Rate:	LIBOR plus Margin
	Fixed Rate:	As defined

8.	Guarantee Commitment Fee: XXXXX per annum on the uncancelled and undisbursed amount of the Guaranteed Credit, accruing from July 16, 2007 to the Final Disbursement Date, due and payable on each January 15 and July 15 of each year, beginning on January 15, 2008.

9.	Principal Repayment:
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Tranche A: semi-annual installments, due and payable on each January 15 and July 15, beginning not later than July 15, 2010, until the Tranche A Credit is repaid in full.

Tranche B: semi-annual installments, due and payable on each January 15 and July 15, beginning not later than July 15, 2012, until the Tranche B Credit is repaid in full.

10.	Final Maturity Date:

Tranche A: not later than January 15, 2015

Tranche B: not later than January 15, 2018

11.	End of Availability Period:

Tranche A: not later than June 15, 2010

Tranche B: not later than June 15, 2012

12.	Except as otherwise provided in the Agreement, all notices shall be directed to the respective parties in accordance with the following:
To the Borrower

Address:	Chartered Semiconductor Manufacturing Ltd 60 Woodlands Industrial Park D Street 2 Singapore 738406
Attention:	George Thomas, Chief Financial Officer
Fax:	+65-6362-2909
Telephone:	+65-6360-4350

To the Facility Agent

Address:	Government Agency Unit JPMorgan Chase Bank, N.A. 4 Chase MetroTech Center, 10th Floor Brooklyn, NY 11245
Attention:	Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Fax:	(718) 242-2089
Telephone:	(718) 242-3245, 7355, 7893
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cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Fax:	(212) 552-7819
Telephone:	(212) 552-4190

To the Lender

Address:	Government Agency Unit JPMorgan Chase Bank, N.A. 4 Chase MetroTech Center, 10th Floor Brooklyn, NY 11245
Attention:	Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Fax:	(718) 242-2089
Telephone:	(718) 242-3245, 7355, 7893

cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Fax:	(212) 552-7819
Telephone:	(212) 552-4190

To Ex-Im Bank

Address:	Export-Import Bank of the United States 811 Vermont Avenue, N.W. Washington, DC 20571
Attention:	Unless otherwise specified herein, — Asset Management Division
Fax:	(202) 565-3625 (Asset Management Division) (202) 565-3380 (Bank-wide)
Telephone:	(202) 565-3600
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Facility Agreement AP082872XX-Singapore

i

Facility Agreement AP082872XX-Singapore

Facility Agreement AP082872XX-Singapore

Schedules

9.01(b)	Capitalization of the Borrower
9.01(j)	Proceedings
9.01(n)(iv)	Withholding Taxes
9.01(r)	Indebtedness
11.01(l)	Hedging Policies
Exhibits

A	Form of Notice of Borrowing
B	Form of Disbursement Certificate
C	Form of Borrower’s Closing Certificate
D	Form of Borrower’s Financial Statement Certificate
E	Form of Construction Progress Report
F	Form of Annual Budget
Annexes

A-1	Form of Floating Rate Guaranteed Note
	— Schedule 1	Principal Repayment Schedule
	— Schedule 2	Disbursement Annotations
A-2	Form of Fixed Rate Guaranteed Note
	— Schedule 1	Principal Repayment Schedule
	— Schedule 2	Disbursement Annotations
B	Utilization and Disbursement Procedures for Guaranteed Credits
	— Exhibit 1	Form of Exporter’s Certificate
	— Exhibit 2	Request for Reimbursement to Borrower’s Account
	— Exhibit 2(a)	Itemized Statement of Payments
	— Exhibit 3	Certificate Authorizing Reimbursement
	— Exhibit 4	Request for Letter of Credit Approval
	— Exhibit 5	Certificate Approving Letter of Credit
	— Exhibit 6	Request for Ex-Im Bank Approval of Amendment to Letter of Credit
	— Exhibit 7	Certificate Approving Amendment to Letter of Credit
	— Exhibit 8	Request for Facility Agent Approval of Amendment to Letter of Credit
	— Exhibit 9	Notice of Letter of Credit Amendment
C-1	Form of Operations Review Notice
C-2	Form of Disbursement Review Notice
C-3	Form of Utilization Review Notice
D	Form of Lender Transfer Agreement
E	Form of Anti-Lobbying Certificate
F-1	Form of Documentary Approval
F-2	Form of Drawing Certificate
G	Form of Drawstop Notice
H	Form of Acquisition List
Facility Agreement AP082872XX-Singapore

     THIS EX-IM BANK FACILITY AGREEMENT dated as of May 16, 2007 (this “Agreement”), is made by and among CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); EXPORT-IMPORT BANK OF THE UNITED STATES, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the “Facility Agent”).
RECITALS
     WHEREAS, the Borrower has undertaken to design, construct, finance, furnish, install, and own a fabrication plant, located at 60 Woodlands Industrial Park D, Street 2, in the Republic of Singapore (as expanded by the Phase II Project described below, the “Fab 7 Plant”), to produce 300 millimeter silicon wafers using 0.13 micron and 90 nanometer process technology and other advanced process technology and having a capacity of 15,000wpm (as may be expanded to 18,000) (collectively, the “Phase I Project”), which Phase I Project has been financed in part under the Ex-Im Bank Facility Agreement dated as of December 23, 2004 among the Borrower, the Lender, Ex-Im Bank and JP Morgan Bank, National Association, as facility agent thereunder;
     WHEREAS, the Borrower has further undertaken to design, construct, finance, furnish, install and own an expansion of the Fab 7 Plant to produce 300 millimeter silicon wafers using 0.13 micron and 90 nanometer process technology and other advanced process technology up to an expanded capacity of 37,000 wafers per month (such expansion, collectively, the “Phase II Project”);
     WHEREAS, to secure a portion of the financing for the Phase II Project, the Borrower has requested that the Lender establish (a) an export financing credit guaranteed by Ex-Im Bank in an amount up to US$304,573,033 (the “Tranche A Guaranteed Credit”); and (b) an export financing credit guaranteed by Ex-Im Bank in an amount up to an aggregate principal amount of (i) US$609,733,033 less (ii) the aggregate principal amount of all Disbursements made under the Tranche A Guaranteed Credit (the “Tranche B Guaranteed Credit”), pursuant to which the Lender may extend financing to the Borrower (i) for the purchase of Goods and Services, and (ii) for the payment to Ex-Im Bank of the related Exposure Fee;
     WHEREAS, a condition to the Lender’s extension of the Guaranteed Credits under this Agreement is the availability of the Ex-Im Bank Guarantee pursuant to the terms and conditions of that certain Guarantee Agreement dated as of the date hereof between the Facility Agent and Ex-Im Bank (the “Ex-Im Bank Guarantee Agreement”);
     WHEREAS, the establishment of the Guaranteed Credits will facilitate exports from the United States to the Borrower’s Country;
Facility Agreement AP082872XX-Singapore

     WHEREAS, the Facility Agent will serve as facility agent for the benefit, and on behalf, of the Lender in connection with certain matters expressly set forth herein; and
     WHEREAS, the Guaranteed Credits may be utilized by the Borrower in accordance with the terms and conditions of this Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:
SECTION 1. DEFINITIONS AND INTERPRETATION
     1.01 Defined Terms. Capitalized terms used herein, including in the preamble and recitals above, shall have the meanings ascribed thereto below.
     “Acceptable Financial Institution” shall mean either (a) an office located in the United States of a bank or trust company that is organized or licensed under the laws of the United States or any state thereof with (i) a combined capital and surplus of at least US$1,000,000,000, and (ii) both a short-term and long-term deposit rating of at least “A” by Moody’s Investors Service and at least “A” by Standard & Poor’s Ratings Services; or (b) another financial institution acceptable to Ex-Im Bank.
     “Account Pledge Agreement” shall mean the Deed of Charge executed by the Borrower in favor of the Security Trustee on behalf the secured party or parties provided for thereunder, and dated a date to be mutually agreed.
     “Acquisition List” shall mean a list of the goods and services in the form of Annex H approved for financing under the Guaranteed Credits submitted pursuant to Section 6.01(o), as amended, modified or supplemented from time to time (with the prior written consent of Ex-Im Bank).
     “Affiliate” shall mean, with respect to a specified Person, any other Person that directly or indirectly Controls, or is under common Control with, or is any member of the immediate family of such Person and any trust whose principal beneficiary is such Person or one or more members of such immediate family and any Person who is Controlled by any such member or trust. Notwithstanding the foregoing, (a) no individual shall be deemed to be an Affiliate of a Person solely by reason of his or her being a director, committee member, officer or employee of such Person; and (b) each shareholder of the Borrower holding in excess of ten percent (10%) of the share capital of the Borrower and each of its respective Affiliates shall be deemed to be an Affiliate of the Borrower.
     “Agreement” shall have the meaning ascribed thereto in the preamble.
     “Amended Exporter’s Certificate” shall mean any Exporter’s Certificate amending an Initial Exporter’s Certificate (or any previously delivered Exporter’s Certificate).
     “Ancillary Services” shall mean:
Facility Agreement AP082872XX-Singapore

     (a) financial advisory services of a financial intermediary, financial institution or advisor, provided that such Person has been retained by the Borrower, the Lender or Ex-Im Bank, and such services relate to assisting the Borrower in obtaining, structuring and/or meeting the financial requirements of the Guaranteed Credits, or to assisting Ex-Im Bank in its analysis of the Guaranteed Credits, and/or any underlying project and/or the business of the Borrower;
     (b) (i) the services the Facility Agent provides in its capacity as a facility agent, and (ii) the services the Lender provides in its capacity as a lender guaranteed by Ex-Im Bank, in each case where such services are provided in connection with the Guaranteed Credits;
     (c) legal services of attorneys engaged by the Borrower, the Lender, the Facility Agent or Ex-Im Bank, where such services are provided in connection with the Guaranteed Credits; and/or
     (d) technical consultant services of an advisor or consultant with respect to technical matters (including engineering consultants, yield consultants, reserve consultants, marketing consultants, independent auditors and insurance advisors) where: (i) Ex-Im Bank has required that such a consultant be retained in order to assist Ex-Im Bank in its analysis of the Guaranteed Credits and/or of the business operations of the Borrower, (ii) the services of such consultant relate to the Guaranteed Credits, and (iii) the experience, expertise and overall competence of such consultant are satisfactory to Ex-Im Bank (in its sole and absolute discretion).
     “Ancillary Services Provider” shall mean any Person who provides Ancillary Services.
     “Annual Budget” shall mean an annual operating budget substantially in the form of Exhibit F, as prepared by the Borrower in accordance with Section 6.01(h) and submitted in accordance with Section 10.01(s).
     “Anti-Lobbying Certificate” shall mean a certificate of the Lender or the Facility Agent in the form of Annex E.
     “Anti-Terrorism Law” shall mean each of:
     (a) the Executive Order;
     (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act);
     (c) the Money Laundering Control Act of 1986, Public Law 99-570; and
     (d) any similar law enacted in the United States of America subsequent to the date of this Agreement.
     “Applicable Currency Exchange Rate” shall mean, as of any date of determination, with regard to the conversion of Dollars to Singapore Dollars or Singapore Dollars to Dollars, as the context may require, the average of the “high” and “low” rates of exchange published by the Federal Reserve Bank of New York and quoted as the “noontime buying rate” on such date or, if
Facility Agreement AP082872XX-Singapore

such rate is unavailable, the interbank rate of exchange available as of the date hereof at http://www.oanda.com/convert/classic.
     “Applicable Interest Rate” shall mean, for any Interest Period, (a) with respect to any portion of a Guaranteed Credit evidenced by a Floating Rate Note or any other unpaid amount, or to the extent that a portion of a Guaranteed Credit evidenced by a Floating Rate Note that is held by the Lender is assigned to any assignee, then, from and after the applicable Disbursement Date or the effective date of such assignment, as the case may be, the Floating Rate; and (b) with respect to any portion of a Guaranteed Credit evidenced by a Fixed Rate Note, then, from and after the date of issuance of such Fixed Rate Note, the Fixed Rate.
     “Applicable Law” shall mean any constitution, statute, law, rule, regulation, ordinance, judgment, order, decree, Government Approval, or any published directive, guideline, requirement or other governmental restriction that has the force of law or any determination by, or interpretation of, any of the foregoing by any judicial authority, binding on a given Person whether in effect as of the date hereof or as of any date thereafter, including all applicable Environmental Laws.
     “Asset Management Division” shall mean the Asset Management Division of Ex-Im Bank or any other division of Ex-Im Bank designated by Ex-Im Bank to perform the relevant functions of such division.
     “Authorized Officer” shall mean the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Financial Controller of the Borrower. Notwithstanding anything in the preceding sentence to the contrary, for purposes of certificates delivered pursuant to Section 6.01(c)(iv), “Authorized Officer” shall include the secretary or the assistant secretary of the Borrower.
     “Availability Period” shall mean (a) with respect to the Tranche A Guaranteed Credit, the period commencing on the date of this Agreement, and ending on the earliest of (i) the date the Tranche A Commitment is disbursed in full, (ii) the Phase II Partial Completion Date, and (iii) June 15, 2010; and (b) with respect to the Tranche B Guaranteed Credit, the period commencing on the Phase II Partial Completion Date and ending on the earliest of (i) the date the Tranche B Commitment is disbursed in full, (ii) five (5) months after the Phase II Completion Date, and (iii) June 15, 2012.
     “Beneficiary” shall mean the Exporter (or U.S.-based Ancillary Services Provider) as the beneficiary of a Letter of Credit.
     “Borrower” shall have the meaning ascribed thereto in the preamble.
     “Borrower Projections” shall have the meaning ascribed thereto in Section 6.01(i).
     “Borrower’s Country” shall mean the Republic of Singapore.
     “Business Day” shall mean (a) a day that is not a day on which commercial banks in Singapore or New York, New York are authorized or required to remain closed; (b) a day on which dealings in Dollar deposits are carried out in the London interbank market; and (c) where
Facility Agreement AP082872XX-Singapore

such term is used in relation to any payment or delivery to or communication with Ex-Im Bank, a day on which Ex-Im Bank is open for business.
     “Capital Adequacy Requirement” shall mean a request from or requirement of any central bank or other fiscal, monetary or other Governmental Authority of general application (including, without limitation, a request or requirement which affects the manner in which the Lender or holding company thereof allocates capital resources to its obligations under any of the Financing Documents) and whether or not any such request or requirement has the force of law (but, if not having the force of law, compliance with which is customary in the relevant jurisdiction).
     “Capital Expenditures” shall mean any payments that are made in connection with the rental, lease, purchase, construction or use of any property the value or cost of which, under GAAP, should be capitalized and categorized on the Borrower’s balance sheet as “property”, “plant” and “equipment.”
     “Capital Stock” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) the common or preferred equity or equity or preference share capital of such Person, including, without limitation, partnership interests, and any securities convertible into or exchangeable for any thereof.
     “Casualty Event” shall mean an event (other than a Total Event of Loss) that causes any portion of the Phase II Facilities or any other Property of the Borrower intended to be incorporated therein to be damaged, destroyed or rendered unfit for normal use for any reason whatsoever.
     “Casualty Proceeds” shall mean all proceeds resulting from a Casualty Event.
     “Certificate Approving Amendment to Letter of Credit” shall mean a certificate of Ex-Im Bank substantially in the form of Exhibit 7 to Annex B.
     “Certificate Approving Letter of Credit” shall mean a certificate of Ex-Im Bank substantially in the form of Exhibit 5 to Annex B.
     “Certificate Authorizing Reimbursement” shall mean a certificate of Ex-Im Bank substantially in the form of Exhibit 3 to Annex B.
     “Change of Law” shall mean the adoption of any Applicable Law, any change in any Applicable Law or the application or requirements thereof, any change in the interpretation or administration of any Applicable Law by any Governmental Authority, or compliance by Ex-Im Bank, the Lender or the Borrower with any request or directive (whether or not having the force of law) of any Governmental Authority.
     “Code” shall mean the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder having the force of law.
Facility Agreement AP082872XX-Singapore

     “Commission” shall mean the United States Securities and Exchange Commission.
     “Commitments” shall mean, collectively, the Tranche A Commitment and the Tranche B Commitment.
     “Construction Progress Report” shall mean a report from the Borrower substantially in the form of Exhibit E, which shall compare actual construction to the Ramp and Capital Costs Budget and Ramp Schedule, together with a narrative description in reasonable detail of the status of the Phase II Project and an estimate of the remaining Project Costs projected to be incurred between the date of such Construction Progress Report and the Phase II Completion Date, as prepared by the Borrower and submitted from time to time in accordance with Section 10.01(r).
     “Control” shall mean (a) the possession, directly or indirectly, of (i) more than fifty percent (50%) of the securities having ordinary voting power for the election of directors or other governing body of a corporation, or (ii) more than fifty percent (50%) of the partnership or other ownership interests of any other Person; or (b) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of the management and policies (including operations and maintenance decisions) of, a Person. The terms “Controlled by,” “under common Control with,” and the term “Control” when used as a verb, shall have correlative meanings.
     “Corporate Cash Balance” shall mean the cash or cash equivalent held by the Borrower from time to time, as certified at any time of determination by an Authorized Officer of the Borrower.
     “Corrupt Practices Laws” shall mean, collectively, (a) the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1 — 78dd-3 (2000), as amended, and (b) any other applicable law, regulation, order, decree or directive having the force of law and relating to bribery, kick-backs or similar business practices.
     “Covered Taxes” shall have the meaning ascribed thereto in Section 13.01(a).
     “Credit Facilities” shall mean, collectively, the Tranche A Credit Facility and the Tranche B Credit Facility.
     “Date Certain” shall mean (a) July 15, 2010, in respect of Phase II Partial Completion, and (b) July 15, 2012, in respect of Phase II Completion.
     “Debarment Regulations” shall mean (a) the Government-wide Debarment and Suspension (Non procurement) regulations (Common Rule), 53 Fed. Reg. 19204 (May 26, 1988); (b) Subpart 9.4 (Debarment, Suspension, and Ineligibility) of the Federal Acquisition Regulations, 48 C.F.R. 9.400 — 9.409; and (c) the revised Government-wide Debarment and Suspension (Non procurement) regulations (Common Rule), 60 Fed. Reg.33037 (June 26, 1995).
     “Debt Service” shall mean, without duplication, for any period, the aggregate of all principal, interest, fees, expenses, prepayment premiums and all other amounts paid or payable by the Borrower under this Agreement and under each other agreement of the Borrower pursuant
Facility Agreement AP082872XX-Singapore

to which the Borrower has incurred Indebtedness or (without duplication) evidencing any Indebtedness of the Borrower.
     “Debt Service Reserve Account” shall mean a Dollar denominated account of the Borrower established with the Security Trustee for the benefit of Ex-Im Bank in accordance with the terms of the Account Pledge Agreement.
     “Debt Service Reserve Letter of Credit” shall mean one or more unconditional irrevocable standby letters of credit issued to and for the benefit of Ex-Im Bank or its designee (if appropriate), payable in New York in Dollars, in form and substance satisfactory to Ex-Im Bank. Such letter of credit must be issued by an Acceptable Financial Institution and must by its terms have an initial expiration date at least one (1) year beyond its date of issuance and provide that (a) such letter of credit will be automatically renewed for a period of at least one (1) year beyond its then current expiration date unless the issuer thereof provides written notice (an “L/C Termination Notice”) to the Borrower and Ex-Im Bank at least forty-five (45) days prior to its then current expiration date that such letter of credit will not be renewed on such current expiration date, and (b) if the issuer shall have delivered such an L/C Termination Notice, Ex-Im Bank shall be entitled to draw the full amount available to be drawn under such letter of credit at any time (i) after its receipt of such L/C Termination Notice, and (ii) not earlier than fifteen (15) days prior to the expiration of such letter of credit if a substitute Debt Service Reserve Letter of Credit has not been issued as of such time.
     “Debt Service Reserve Requirement” shall mean (a) the Tranche A Debt Service Reserve Requirement, or (b) the Tranche B Debt Service Reserve Requirement, as the context may require, together with any other amounts as may be agreed among the parties hereto from time to time.
     “Debt to Equity Ratio” shall mean, on any date of computation, the quotient of (a) the aggregate principal amount as of the date of computation of the Indebtedness of the Borrower then outstanding over (b) the Net Worth of the Borrower.
     “Default” shall mean any event that, with the giving of notice, lapse of time, fulfillment of any condition or any combination thereof, would become an Event of Default.
     “Default Rate” shall mean the interest rate set forth in Section 5.02(a)(ii).
     “Disbursement” shall mean either (a) a Reimbursement or (b) an L/C Payment or contemporaneous L/C Payments made on the same date, in each case together with any Exposure Fee payment made in connection therewith.
     “Disbursement Date” shall mean, in relation to any Disbursement, the Business Day on which such Disbursement is made by the Lender (in the case of Reimbursement or an Exposure Fee Payment) or the L/C Bank (in the case of an L/C Payment).
     “Disbursement Percentage” shall mean with respect to any Supply Contract, (a) for the Initial Exporter’s Certificate relating to such Supply Contract, the lower of (i) 85% and (ii) the U.S. Content Percentage set forth in such Exporter’s Certificate, and (b) for an Amended Exporter’s Certificate relating to such Supply Contract, the Disbursement Percentage set forth in
Facility Agreement AP082872XX-Singapore

Part A of such Amended Exporter’s Certificate as calculated in accordance with the procedures set forth in such Amended Exporter’s Certificate.
     “Disbursement Review Notice” shall mean a notice substantially in the form of Annex C-2.
     “Disposition of Indebtedness” shall have the meaning ascribed thereto in Section 16.04(a).
     “Documentary Approval” shall mean an approval substantially in the form of Annex F-1.
     “Dollar,” “Dollars,” “US$” and “$” shall mean the lawful currency of the United States.
     “Drawing Certificate” shall have the meaning ascribed thereto in Section 3.03(h).
     “Drawstop Notice” shall mean, in connection with any requested Disbursement, a written notice by the Asset Management Division delivered no later than 9:00 a.m. New York time on the third Business Day prior to the relevant Requested Drawdown Date to the Borrower, the Facility Agent, the Lender and (solely with respect to any L/C Issuance or L/C Payment) the L/C Bank, with a copy to the Operations Division, in substantially the form of Annex G, to be issued if Ex-Im Bank has determined that: (i) solely in the case of the initial Disbursement under the Tranche A Guaranteed Credit, any condition set forth in Section 6.01 or 6.03 is not met, or having been met, is no longer met; (ii) solely in the case of the initial Disbursement under the Tranche B Guaranteed Credit, any condition set forth in Section 6.02 or 6.03 is not met, or having been met, is no longer met; or (iii) in the case of any Disbursement other than the initial Disbursement under each of the Tranche A Guaranteed Credit and the Tranche B Guaranteed Credit, any condition set forth in Section 6.03 is not met, or having been met, is no longer met.
     “DSRA Surplus” shall have the meaning ascribed thereto in Section 10.01(u)(iii).
     “DUNS Numbers” shall mean Dun & Bradstreet numbers.
     “EBITDA” shall mean, for any period, the sum of (a) net income from operations determined in accordance with GAAP for such period, plus (b) net interest payments made during such period, plus (c) taxes paid during such period, plus (d) depreciation of capital assets and amortization of intangible assets and leasehold improvements for such period, plus (e) any non-cash expenses for such period.
     “Environmental Claim” shall mean, with respect to any Person, any notice, claim, administrative, regulatory or judicial action, suit, judgment, demand or other communication (whether written or oral) by any other Person alleging or asserting such Person’s liability for investigatory costs, cleanup costs, governmental response costs, damages to natural resources or other property of such Person, personal injuries, fines or penalties arising out of, based on or resulting from (a) the presence, use, or release into the environment of any Hazardous Material at any location, whether or not owned by such Person, or (b) any fact, circumstance, condition or occurrence forming the basis of any violation, or alleged violation, of any Environmental Law or Environmental Requirement. The term “Environmental Claim” shall include, without limitation (i) any and all claims by Governmental Authorities for enforcement, cleanup, removal, response,
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remedial or other actions or damages pursuant to any applicable Environmental Law or Environmental Requirement, and (ii) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.
     “Environmental Law” shall mean any statute, law, rule, regulation, ordinance, code, international convention or policy having the force of law, in each case applicable to the Borrower or any other aspect of the Fab 7 Plant or the Phase II Project now or hereafter in effect and in each case as amended, and any applicable judicial or administrative interpretation thereof that has the force of law, including any judicial or administrative order, decree or judgment applicable to the Borrower or the Fab 7 Plant or the Phase II Project relating to any Environmental Matter.
     “Environmental Matter” shall mean any of the following to the extent related or applicable to the Fab 7 Plant or the Phase II Project or the Borrower:
     (a) release, emission, entry or introduction of any Hazardous Materials into the air, including, without limitation, the ambient air;
     (b) discharge, release or entry of any Hazardous Materials into water including, without limitation, into any river, watercourse, lake, pond (whether natural or artificial or above ground or that joins or flows into any such water outlet above ground) or reservoir, or the surface of the riverbed or of other land supporting such waters, ground waters, sewer or the sea;
     (c) deposit, disposal, keeping, treatment, importation, exportation, production, transportation, handling, processing, carrying, manufacture, collection, sorting or presence of any Hazardous Materials;
     (d) nuisance, noise, defective premises, workplace health and safety, industrial illness, industrial injury due to environmental factors, and environmental health problem (including, without limitation, asbestosis or any other illness or injury caused by exposure to asbestos) that is regulated by Applicable Law or Environmental Requirements;
     (e) conservation, preservation or protection of the natural resources environment as regulated by Applicable Law or Environmental Requirements; or
     (f) other matter whatsoever directly affecting the environment as regulated by Applicable Law or Environmental Requirements.
     “Environmental Requirements” shall mean the Ex-Im Bank Environmental Guidelines and the World Bank Environmental Guidelines.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated, and any publicly available rulings issued, thereunder.
     “ERISA Affiliate” shall mean any Person that is a member of any group of organizations (a) described in Section 414(b) or (c) of the Code of which the Borrower is a member, and
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(b) solely for purposes of potential liability under Section 302(c)(11) of ERISA and Section 412(c)(11) of the Code and the lien created under Section 302(f) of ERISA and Section 412(n) of the Code, treated as a single employer under Section 414(m) or (o) of the Code of which the Borrower is a member.
     “ERISA Plan” shall mean any “Employee Benefit Plan” (as defined in Section 3(3) of ERISA) or any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) in each case that is subject to ERISA, that is or, within the preceding five (5) years has been, established or maintained, or to which contributions are or, within the preceding five (5) years have been, made or required to be made, by the Borrower or any ERISA Affiliates or with respect to which the Borrower or any ERISA Affiliate may have any liability.
     “Event of Default” shall have the meaning ascribed thereto in Section 12.03.
     “Executive Order” shall mean Executive Order No. 13224 of September 23, 2001 — Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism.
     “Ex-Im Bank” shall have the meaning ascribed thereto in the preamble.
     “Ex-Im Bank Environmental Guidelines” shall mean the Export-Import Bank of the United States Environmental Procedures and Guidelines as in effect on the date hereof.
     “Ex-Im Bank Guarantee” shall have the meaning ascribed thereto in the Ex-Im Bank Guarantee Agreement.
     “Ex-Im Bank Guarantee Agreement” shall have the meaning ascribed thereto in the recitals.
     “Exporter” shall mean each Person (a) identified as such in the Acquisition List as approved by Ex-Im Bank and/or otherwise specified by Ex-Im Bank and (b) who, in the sole determination of Ex-Im Bank, is located and regularly doing business in the United States.
     “Exporter’s Certificate” shall mean a certificate in the form of Exhibit 1 to Annex B.
     “Exposure Fee” shall mean with respect to each Reimbursement or L/C Payment, the product of (i) the Exposure Fee Percentage multiplied by (ii) the amount of the related Reimbursement or L/C Payment.
     “Exposure Fee Amount” shall mean the amount set forth as such on the Term Sheet.
     “Exposure Fee Percentage” shall mean the percentage set forth as such on the Term Sheet.
     “Fab 7 Plant” shall have the meaning ascribed thereto in the recitals.
     “Facility Agent” shall have the meaning ascribed thereto in the preamble.
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     “Fee Letter” shall mean the Fee Letter dated as of the date hereof, between the Borrower and JPMorgan Chase Bank, National Association.
     “Final Disbursement Date” shall mean the earliest of (a) June 15, 2012, or (b) the date on which the full remaining balance of the Guaranteed Credits is cancelled by either (i) the Borrower in accordance with Section 12.01 or (ii) Ex-Im Bank in accordance with Section 12.02, in each case, provided that if the Final Disbursement Date would otherwise occur on a day that is not a Business Day, the Final Disbursement Date shall be the immediately preceding Business Day.
     “Final Maturity Date” shall mean (a) with respect to the Tranche A Guaranteed Credit, the date falling five (5) years after the Repayment Commencement Date for the Tranche A Guaranteed Credit; and (b) with respect to the Tranche B Guaranteed Credit, the date falling five (5) years after the Repayment Commencement Date for the Tranche B Guaranteed Credit.
     “Financed Portion” shall mean the portion of the Net Contract Price of the Goods and Services that may be financed under the Guaranteed Credits in accordance with Section 4.02, not to exceed the aggregate amount set forth in Section 3.01(b).
     “Financed Portion Amount” shall mean the amount set forth as such on the Term Sheet.
     “Financing” shall mean the extension of the Credit Facilities on the terms and conditions and as described herein.
     “Financing Documents” shall mean (a) this Agreement, (b) the Ex-Im Bank Guarantee Agreement, (c) the Guaranteed Notes, (d) the Account Pledge Agreement, (e) the Fee Letter, (f) if applicable, the Debt Service Reserve Letter of Credit, and (g) any notice or certificate delivered by the Borrower in connection with any of the foregoing.
     “Financing Parties” shall mean Ex-Im Bank, the Lender and the Facility Agent.
     “Fiscal Year” shall mean the accounting year of the Borrower commencing each year on January 1 and ending on December 31, or such other period agreed between the Borrower and Ex-Im Bank in writing.
     “Fixed Rate” shall mean the applicable rate per annum determined under Section 5.06.
     “Fixed Rate Note” shall mean a promissory note substantially in the form of Annex A-2.
     “Floating Rate” shall mean a rate per annum equal to LIBOR plus the Margin.
     “Floating Rate Note” shall mean a promissory note substantially in the form of Annex A-1.
     “Foreign Benefit Plan” shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by the Borrower or a Subsidiary thereof, with respect to which the Borrower or such Subsidiary has an obligation to contribute, for the benefit of employees of the Borrower or the
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Subsidiary, which plan, fund or other similar program provides, or results in, the type of benefits described in Section 3(1) or 3(2) of ERISA, and which plan is not subject to ERISA or the Code.
     “Foreign Content” shall mean, with respect to any Supply Contract, the amount representing the foreign content in such contract as specified in Part A of the relevant Exporter’s Certificate; provided that Ex-Im Bank shall determine what does and does not constitute Foreign Content and such determination, in the absence of manifest error, shall be conclusive and binding for all purposes.
     “GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
     “Goods” shall mean goods (a) purchased in the United States under a Supply Contract and exported from the United States to the Borrower’s Country, and (b) listed on the Acquisition List; provided that Ex-Im Bank shall determine what does and does not constitute Goods and such determination, in the absence of manifest error, shall be conclusive and binding for all purposes.
     “Government Approval” shall mean any consent, license, approval, registration, permit, sanction, filing or registration with, or other authorization or other action of any nature that is required to be granted or taken by or with any Governmental Authority.
     “Governmental Authority” shall mean any national, state, county, city, town, village, municipal or other local governmental department, commission, board, bureau, agency, authority or instrumentality of the United States or Singapore, as applicable, or any political subdivision thereof, and any person or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including, without limitation, all commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person or entity controlled by any of the foregoing.
     “Guarantee” by any Person shall mean any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing in any manner any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take or pay, or to maintain financial statement conditions or otherwise), or (b) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include (i) endorsements for collection or deposit in the ordinary course of business, or (ii) indemnity or hold harmless provisions included in contracts entered into in the ordinary course of business. “Guarantee” and “Guaranteed” when used as a verb shall have a correlative meaning.
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     “Guarantee Certificate” shall mean a Certificate Authorizing Reimbursement, a Certificate Approving Letter of Credit or a Certificate Approving Amendment to Letter of Credit, whichever is appropriate.
     “Guarantee Commitment Fee” shall have the meaning ascribed thereto in Section 7.01(a).
     “Guarantee Legend” shall have the meaning ascribed thereto in Section 3.02 of the Ex-Im Bank Guarantee Agreement.
     “Guaranteed Amount” shall have the meaning ascribed thereto in Section 2.04 of the Ex-Im Bank Guarantee Agreement.
     “Guaranteed Credits” shall mean, collectively, the Tranche A Guaranteed Credit and the Tranche B Guaranteed Credit.
     “Guaranteed Note” shall mean the Floating Rate Note or the Fixed Rate Note, as the context may require, or any replacement promissory note issued pursuant to Section 5.04(b) or 5.04(c).
     “Hazardous Materials” shall mean (a) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any applicable Environmental Law or Environmental Requirement; and (b) any other chemical, material or substance, in each case to the extent exposure to the same is prohibited, limited or regulated by any Environmental Law or Environmental Requirement by reason of its hazardous nature.
     “Hedging Policies” shall mean the hedging policies of the Borrower set forth in Schedule 11.01(l).
     “Historical Debt Service Coverage Ratio” shall mean, for any period comprising two (2) consecutive fiscal quarters of the Borrower, the quotient of (a) EBITDA for such period over (b) the sum of (i) Debt Service scheduled to be paid during the next two (2) consecutive fiscal quarters (calculated at the interest rate in effect on the date of determination with respect to any portion of the Guaranteed Credit then bearing interest at a floating rate) minus (ii) any lump sum principal payment due and payable during such period in a single installment at maturity in respect of any Indebtedness of the Borrower.
     “IEEPA” shall mean the International Emergency Economic Powers Act of 1977, 50 U.S.C. §§ 1701 — 1707 (2000), as amended.
     “Indebtedness” shall mean, as to any Person, (a) all indebtedness (including principal, interest, fees and charges) for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services; (c) all outstanding reimbursement obligations with respect to surety bonds, performance bonds, letters of credit, bankers’ acceptances and similar instruments; (d) without duplication of clause (c) above, the currently available amount of all surety bonds, performance bonds, letters of credit or other similar
Facility Agreement AP082872XX-Singapore

instruments issued for the account of such Person; (e) all obligations evidenced by notes, bonds, debentures, commercial paper, bills of exchange or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (f) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to Property acquired by such Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such Property); (g) all capital lease obligations; (h) obligations pursuant to any agreement to purchase materials, supplies or other Property if such agreement provides that payment shall be made regardless of whether delivery of such materials, supplies or other Property is ever made or tendered; (i) obligations in respect of any commodity, interest rate or currency swap, cap or collar agreement or similar arrangement between such Person and a financial institution providing for the transfer or mitigation of commodity pricing, currency or interest risks either generally or under specific contingencies (but without regard to any notional principal amount relating thereto); (j) all liabilities secured by (or for which the holder of such indebtedness has an existing right, contingent, or otherwise, to be secured by) any Lien upon or in Property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (k) all Guarantees of obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (j) of this definition.
     “Indemnifiable Costs” shall have the meaning ascribed thereto in Section 16.10(a).
     “Indemnified Party” shall have the meaning ascribed thereto in Section 16.10(a).
     “Independent Accountant” shall mean KPMG Singapore, any of the other “Big Four” accounting firms or any replacement therefor of internationally recognized standing appointed by the Borrower with the consent of Ex-Im Bank.
     “Independent Engineer” shall mean an engineer retained by Ex-Im Bank and (in the absence of a Default or an Event of Default ) reasonably acceptable to the Borrower.
     “Initial Eligibility Date” shall mean September 22, 2005.
     “Initial Exporter’s Certificate” shall mean the initial Exporter’s Certificate delivered to the Facility Agent prior to the first Disbursement with respect to any Supply Contract.
     “Initial Utilization Date” shall mean the date of the initial Utilization under the Tranche A Guaranteed Credit.
     “Insolvency Proceeding” shall mean (a) any case, action or proceeding before any court or other Governmental Authority under any Applicable Laws relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up, relief of debtors, moratorium or composition or adjustment of debts or suspension of payments or the like; or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors or other similar arrangement in respect of a Person’s creditors generally or any substantial portion of a Person’s creditors.
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     “Interest Payment Date” shall mean (a) with respect to Disbursements under the Tranche A Guaranteed Credit, (i) prior to the Repayment Commencement Date for the Tranche A Guaranteed Credit, each January 15 and July 15 of each year, and (ii) on and after the Repayment Commencement Date for the Tranche A Guaranteed Credit, each Repayment Date for the Tranche A Guaranteed Credit; and (b) with respect to Disbursements under the Tranche B Guaranteed Credit, (i) prior to the Repayment Commencement Date for the Tranche B Guaranteed Credit, each January 15 and July 15 of each year, and (ii) on and after the Repayment Commencement Date for the Tranche B Guaranteed Credit, each Repayment Date for the Tranche B Guaranteed Credit.
     “Interest Period” shall mean, for each Disbursement of the Guaranteed Credits, (a) while a Disbursement bears interest at the Floating Rate, the period commencing on and including the relevant Disbursement Date and ending on but excluding the first Interest Payment Date, and thereafter, each successive period commencing on and including the last day of the next preceding Interest Period and ending on but excluding the next succeeding Interest Payment Date; and (b) while a Disbursement bears interest at the Fixed Rate, the period commencing on and including the relevant Disbursement Date or relevant Switch Date, as the case may be, and ending on but excluding the next succeeding Interest Payment Date, and thereafter, each successive period commencing on and including the last day of the next preceding Interest Period and ending on but excluding the next succeeding Interest Payment Date; provided that if any Interest Period ends on a day that is not a Business Day, the last day of such Interest Period shall be (i) if a Disbursement bears interest at the Fixed Rate, the immediately succeeding Business Day and (ii) if a Disbursement bears interest at the Floating Rate the immediately succeeding Business Day, unless such succeeding Business Day shall fall in the next calendar month in which case the Interest Period shall end on the immediately preceding Business Day; provided, further, that in the event of any payment of a claim for a principal amount of a Guaranteed Credit under the Ex-Im Bank Guarantee occurring on any date other than an Interest Payment Date, the then current Interest Period for the amount of such claim shall end, and a new Interest Period for such amount shall commence, on the date Ex-Im Bank pays such claim; provided, further, that in the event the Phase II Partial Completion Date does not occur prior to April 15, 2010, with respect to any Interest Period that would otherwise end on a date that is after October 15, 2010, such Interest Period shall commence on and include the last day of the next preceding Interest Period and end on but exclude October 15, 2010; and, provided, finally, that anything in this Agreement to the contrary notwithstanding, an Interest Period that would otherwise extend beyond an Interest Payment Date shall end on such Interest Payment Date and the final Interest Period for such Disbursement shall end on the relevant Final Maturity Date.
     “Investment” shall mean, for any Person, (a) the acquisition (whether for cash, property, services or securities or otherwise) or holding of Capital Stock, bonds, notes, debentures or other securities of or in any other Person, (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person or any Guarantee of, or other contingent obligation with respect to, any Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to any other Person, and (c) the acquisition of any similar property, right or interest of or in any other Person.
     “Investment Company Act” shall mean the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1-80a-64 (2000), as amended.
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     “L/C Bank” shall have the meaning ascribed thereto in Part III of Annex B.
     “L/C Expiry Date” shall mean the date specified in the Letter of Credit for the expiration thereof, which date shall be not later than the Final Disbursement Date.
     “L/C Issuance” shall mean the issuance of a Letter of Credit in accordance with the Letter of Credit Procedure set forth in Part III of Annex B.
     “L/C Payment” shall mean a drawing by a Beneficiary under, and in accordance with the terms of, a Letter of Credit.
     “Lender” shall have the meaning ascribed thereto in the preamble.
     “Lender Transfer Agreement” shall mean an agreement executed by the parties thereto substantially in the form of Annex D.
     “Lending Office” shall mean, with respect to the Lender, the office designated beneath its name on the signature pages hereto or such other office of the Lender that satisfies any relevant requirements of the Ex-Im Bank Guarantee Agreement as the Lender may specify from time to time to the Facility Agent, Ex-Im Bank and the Borrower.
     “Letter of Credit” shall mean any irrevocable documentary sight letter of credit (in compliance with the requirements of the Uniform Customs and Practices for Documentary Credits International Chamber of Commerce Publication 500) which complies with the requirements of Section 3.03(h) and (i), for which Ex-Im Bank has issued a Guarantee Certificate under this Agreement, as such letter of credit may be amended from time to time in compliance with the terms hereof..
     “LIBOR” shall mean, with respect to any Interest Period or any relevant period, the rate appearing on Page 3750 of the Dow Jones Market Service (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Lender from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “LIBOR” with respect to such Interest Period shall be the rate at which dollar deposits of US$5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Lender in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period.
     “Lien” shall mean any security interest, mortgage, pledge, assignment by way of security, charge, lease, easement, servitude, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever including, without limitation, (a) any conditional sale or other title retention agreement, any financing or similar statement or notice filed under any recording or notice statute, and any lease having
Facility Agreement AP082872XX-Singapore

substantially the same effect as any of the foregoing; and (b) any designation of loss payees or any similar arrangement under any contract for insurance.
     “Loans” shall mean the loans made by the Lender to the Borrower pursuant to this Agreement.
     “MARAD” shall have the meaning ascribed thereto in Section 4.01(b).
     “Margin” shall mean the 0.0695% per annum.
     “Material Adverse Effect” shall mean any event, development or circumstance having a material and adverse effect on (a) the business, operations or financial condition of the Borrower, (b) the ability of the Borrower to perform its respective obligations or to enforce its material rights under any Financing Document to which it is a party, (c) the material rights and remedies of Ex-Im Bank and the Lender under the Financing Documents, (d) the validity and enforceability of any material provision of any Financing Document to which the Borrower is a party or (e) any “Material Adverse Effect” under and as defined in the Ex-Im Bank Phase I Facility Agreement.
     “Material Compliance” shall mean, as of any date of determination, (a) in relation to the Ramp Schedule, all items referenced in the Ramp Schedule have been performed or completed and attained in such a manner that there is no reasonable likelihood that Phase II Partial Completion will not be achieved by the relevant Date Certain; and (b) in relation to the Ramp and Capital Costs Budget, the aggregate costs of the Phase II Project as of such date do not exceed the aggregate costs provided for in the original Ramp and Capital Costs Budget delivered in accordance with Section 6.01(g) for such stage of the work, or if not, such cost overruns (together with any cost savings) as at such date, in the reasonable opinion of the Borrower will not result in aggregate costs of the Phase II Project exceeding one hundred ten percent (110%) of total Project Costs as set forth in such original Ramp and Capital Costs Budget.
     “Net Contract Price” shall mean, with respect to any Supply Contract, the U.S. Content plus the Foreign Content.
     “Net Worth” shall mean, at any date of determination for any Person, the sum of the following for such Person and its Subsidiaries, determined in accordance with GAAP:
     (a) the amount of Capital Stock of such Person, plus
     (b) the amount of surplus and retained earnings of such Person (or, in the case of a surplus or retained earnings deficit), minus the amount of such deficit.
     “Notice of Borrowing” shall mean a notice of borrowing submitted by the Borrower requesting Disbursements hereunder, in the form of Exhibit A.
     “Operations Division” shall mean the Operations Division of Ex-Im Bank or any other division of Ex-Im Bank designated by Ex-Im Bank to perform the relevant functions of such division.
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     “Operations Review Notice” shall mean a notice substantially in the form of Annex C-1.
     “Operative” shall mean that all conditions to the initial Utilization and Disbursement of the Guaranteed Credits, as set forth in the Agreement and/or any other Borrower Document, have been fulfilled to the satisfaction of Ex-Im Bank (in its sole discretion) or waived.
     “Operative Date” shall mean the date on which Ex-Im Bank determines that the Guaranteed Credits are Operative.
     “Other Phase II Credit Facilities” shall mean credits facilities extending credit to the Borrower for the purpose of financing in part the Phase II Project in an aggregate principal amount which, when added to the amount of the Credit Facilities, does not exceed US$1,100 million (or the equivalent in other currencies).
     “Other Taxes” shall have the meaning ascribed thereto in Section 13.01(a).
     “Payment Default” shall have the meaning ascribed thereto in Section 5.02(a)(ii).
     “Payment Default Date” shall mean the date due, whether at stated maturity, by acceleration or otherwise, of any principal, accrued interest, fees or other amounts owing by the Borrower under this Agreement or any Guaranteed Note that is the subject of a Payment Default.
     “Permitted Indebtedness” shall mean:
     (a) prior to the date on which fifty percent (50%) or more of the Guaranteed Credits have been repaid:
          (i) Indebtedness incurred by the Borrower under the Financing Documents;
          (ii) Indebtedness set forth on Schedule 9.01(r), together with any refinancings of the Indebtedness described in Part II of Schedule 9.01(r) in an amount up to the aggregate original principal amount of such Indebtedness;
          (iii) Indebtedness of the Borrower subordinated to the Guaranteed Credits on terms acceptable to Ex-Im Bank;
          (iv) Indebtedness of the Borrower consisting of trade payables in respect of Capital Expenditures incurred in the ordinary course of business due and payable not later than three hundred sixty (360) days from the incurrence thereof;
          (v) Indebtedness of the Borrower consisting of other trade payables incurred in the ordinary course of business due and payable not later than three hundred sixty (360) days from the incurrence thereof and not exceeding US$200,000,000 (or the Singapore Dollar Equivalent thereof) at any one time outstanding;
          (vi) unsecured working capital Indebtedness of the Borrower having a maturity of not greater than three hundred sixty-four (364) days from the date incurred;
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          (vii) Indebtedness of the Borrower consisting of reimbursement obligations arising in connection with any draw under (A) the Debt Service Reserve Letter of Credit from time to time and/or (B) any draw under any debt service reserve letter of credit issued for the benefit of Ex-Im Bank or its designee under the Phase I Ex-Im Bank Facility Agreement and/or (C) any draw under any debt service reserve letter of credit issued for the benefit of the lenders under the Other Phase II Credit Facilities;
          (viii) Indebtedness of the Borrower incurred in connection with any hedging arrangements entered into from time to time in accordance with the Hedging Policies;
          (ix) Indebtedness of the Borrower in an aggregate amount of up to US$300,000,000 at any one time outstanding; provided that if such Indebtedness is payable in a single installment at maturity, such installment shall not be due earlier than the fifth (5th) anniversary of the disbursement of such Indebtedness;
          (x) up to US$100,000,000 (or the Singapore Dollar Equivalent thereof) in the aggregate of obligations of the Borrower under leases required to be capitalized in accordance with GAAP; provided that (A) no Indebtedness of the type described in this clause (a)(xi) shall finance assets comprising any portion of the Fab 7 Plant, and (B) any Indebtedness incurred pursuant to this clause (a)(x) shall reduce the amount of Indebtedness of the Borrower permitted to be incurred under clause (a)(ix) above by the aggregate amount of the obligations of the Borrower under the relevant capital lease or leases; and
          (xi) Indebtedness under the Other Phase II Credit Facilities; and
     (b) after the date on which fifty percent (50%) or more of the Guaranteed Credits have been repaid, any Indebtedness of the Borrower; provided that, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing.
     “Permitted Investments” shall mean (a) any deposits made with any commercial bank whose long-term unsecured senior debt is rated at least “A” (or the equivalent) by Standard & Poor’s Ratings Services and at least “A2” (or the equivalent) by Moody’s Investors Service; (b) Investments as of the date hereof in Chartered Silicon Partners Pte Ltd and future Investments in Chartered Silicon Partners Pte Ltd to the extent necessary to allow Chartered Silicon Partners Pte Ltd to pay its current obligations; (c) Investments in Subsidiaries or in other Persons engaged, in either case, in businesses reasonably related to the core business of the Borrower; provided that, at any time prior to the date on which fifty percent (50%) or more of the Guaranteed Credits have been repaid, Investments permitted under this clause (c) shall not exceed US$200,000,000 at any one time outstanding; and (d) any other Investments disclosed to and approved by Ex-Im Bank.
     “Permitted Liens” shall mean (a) Liens arising solely by operation of law and not by way of contract that are discharged within ninety (90) days from the date such Liens arise; (b) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that adequate reserves therefor have been established in accordance with GAAP; (c) Liens in respect of capitalized lease obligations permitted under Section 11.01(e); (d) Liens in respect of purchase-money
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Indebtedness entered into by the Borrower; provided that any such Lien shall encumber only the asset acquired with the proceeds of such Indebtedness; (e) Liens consisting of operating leases or subleases to other Persons of properties or assets owned or leased by the Borrower or a Subsidiary of the Borrower; (f) Liens solely on any cash earnest money deposits made by the Borrower or any Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder; (g) purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements relating solely to operating leases of personal property entered into in the ordinary course of business; (h) Liens that are contractual rights of setoff (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, or (ii) pertaining to pooled deposit and/or sweep accounts of the Borrower and/or any Subsidiary of the Borrower to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Subsidiaries of the Borrower; (i) Liens created pursuant to the Account Pledge Agreement and any other Lien in favor of Ex-Im Bank; (j) Liens constituting debt service reserve obligations under Other Phase II Credit Facilities; and (k) any other Liens disclosed to and approved by Ex-Im Bank.
     “Person” shall mean any individual, firm, corporation, partnership, association, joint stock company, joint venture, trust, unincorporated organization, Governmental Authority or political subdivision thereof or any other entity, incorporated or unincorporated, whether having distinct legal personality or not.
     “Phase I Completion” shall have the meaning ascribed thereto in the Phase I Ex-Im Bank Facility Agreement.
     “Phase I Completion Date” shall have the meaning ascribed thereto in the Phase I Ex-Im Bank Facility Agreement.
     “Phase I Ex-Im Bank Facility Agreement” shall mean the Ex-Im Bank Facility Agreement dated as of December 23, 2004 by and among the Borrower, the Lender, Ex-Im Bank, and JP Morgan Chase Bank, National Association, as facility agent thereunder.
     “Phase II Completion” shall mean the occurrence of each of the following:
     (a) Phase I Completion shall have occurred;
     (b) the Phase II Facilities shall have been constructed, erected and installed in a good and workmanlike manner without material defect, shall be capable of operating in accordance with its design specifications, and shall have successfully demonstrated satisfaction of all relevant completion, commissioning and performance requirements provided for in the relevant engineering, procurement and construction contracts;
     (c) Phase II Partial Completion shall have occurred;
     (d) the Fab 7 Plant shall have produced and shipped an average of at least 31,000 300 millimeter wafers per month over any three (3) calendar months in a continuous six (6) calendar month period and shall have attained a production capacity of 37,000 300 millimeter wafers per month;
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     (e) Ex-Im Bank shall have received a certificate from an Authorized Officer of the Borrower in form and substance satisfactory to it certifying as to each of the matters set forth in paragraphs (a), (b) and (c) above; and
     (f) Ex-Im Bank shall have received a certificate from the Independent Engineer certifying as to the matters set forth in paragraph (c) above.
     “Phase II Completion Date” shall mean the date on which Ex-Im Bank has determined that Phase II Completion is achieved.
     “Phase II Facilities” shall mean the facilities constructed in connection with the Phase II Project.
     “Phase II Interim Completion Date” shall mean the date after the occurrence of the Phase I Completion Date on which an Authorized Officer of the Borrower has certified, and the Independent Engineer has confirmed, that the Fab 7 Plant has produced and shipped either (a) not fewer than an average of 25,000 300 millimeter wafers per month over any three (3) calendar months in a continuous six (6) calendar month period, or (b) an average of 23,000 300 millimeter wafers per month over any continuous six (6) calendar month period.
     “Phase II Partial Completion” shall mean the occurrence of each of the following:
     (a) Phase I Completion shall have occurred;
     (b) the sum of (i) the Corporate Cash Balance plus (ii) the amount of all committed and available but unutilized credit under the Other Phase II Credit Facilities shall equal or exceed US$600,000,000;
     (c) the Borrower shall have applied amounts constituting Corporate Cash Balance from time to time to the payment of Project Costs in an aggregate amount of not less than US$1.60 for every US$1.00 disbursed under the Tranche A Guaranteed Credit;
     (d) the Phase II Facilities shall have been constructed, erected and installed in a good and workmanlike manner without material defect, shall be capable of operating in accordance with its design specifications, and shall have successfully demonstrated satisfaction of all relevant completion, commissioning and performance requirements provided for in the relevant engineering, procurement and construction contracts;
     (e) the Fab 7 Plant shall have produced an average of at least 23,000 300 millimeter wafers per month over any three (3) calendar months in a continuous six (6) calendar month period and shall have attained a production capacity of 29,000 300 millimeter wafers per month;
     (f) Ex-Im Bank shall have received a certificate from an Authorized Officer of the Borrower in form and substance satisfactory to it certifying as to each of the matters set forth in paragraphs (a) through (d) above; and
     (g) Ex-Im Bank shall have received a certificate from the Independent Engineer certifying as to the matters set forth in paragraph (d) above.
Facility Agreement AP082872XX-Singapore

     “Phase II Partial Completion Date” shall mean the date on which Ex-Im Bank has determined that Phase II Partial Completion is achieved.
     “Phase II Project” shall have the meaning ascribed thereto in the recitals.
     “Pooling Country Freight Costs” shall mean the cost of ocean freight for shipment of Goods from the United States to the Borrower’s Country on an ocean vessel registered in the Borrower’s Country; provided that (a) such freight costs are included in the Supply Contract; (b) the Borrower’s Country is deemed a “MARAD Pooling Country” by MARAD; (c) the applicable maritime agreement between the Borrower’s Country and MARAD remains in full force and effect; and (d) the Borrower has obtained a waiver of shipment on vessels of U.S. registry from MARAD.
     “Principals” shall mean any officer, director, owner, partner, key employee, or other Person with primary management or supervisory responsibilities with respect to the Borrower, or any other Person (whether or not an employee) who has critical influence on or substantive control over the transaction covered by this Agreement.
     “Progress Payments” shall mean payments to an Exporter prior to completion and delivery of any Goods.
     “Project Costs” shall mean all costs incurred by the Borrower on or after the Initial Eligibility Date to develop, finance and construct the Phase II Project as and to the extent set forth in the Ramp and Capital Costs Budget, including, but not limited to:
     (a) amounts paid or payable under the Supply Contracts including any bonuses (other than indemnities, if any);
     (b) interest, fees and expenses payable under the Credit Facilities prior to or at Phase II Completion;
     (c) costs and expenses of legal, engineering, accounting, construction management and other advisors incurred in connection with the Phase II Project;
     (d) fees, commissions and expenses payable to Ex-Im Bank, the Lender and the Facility Agent at the Initial Utilization Date;
     (e) all development costs and development fees included in, and in the manner paid in, the Borrower Projections;
     (f) construction insurance premiums for coverage obtained prior to Phase II Completion;
     (g) general and administrative costs of the Borrower including payroll, rent and utilities expenses, office equipment and supplies, vehicles, postage and communications expenses, travel expenses and the like included in the Ramp and Capital Costs Budget;
Facility Agreement AP082872XX-Singapore

     (h) Taxes and other fees incurred by the Borrower in connection with entering into, registering or performing the Financing Documents to which it is a party;
     (i) any other Taxes payable by the Borrower in connection with the foregoing Project Costs (other than Project Costs set forth in clause (e) above); and
     (j) such other costs or expenses approved by Ex-Im Bank.
     “Property” shall mean any right or interest in or to property of any kind whatsoever, including revenues, whether real, personal or mixed and whether tangible or intangible, and regardless of whether owned or in existence at the date of this Agreement or thereafter acquired or created.
     “Prudent Industry Practice” shall mean those practices, methods, equipment, specifications and standards of safety and performance, as the same may change from time to time, as are commonly used by foundries comparable to the Fab 7 Plant as good, safe and prudent engineering practices in connection with the operation, maintenance, repair and use of electricity generation and other equipment and facilities, with commensurate standards of safety, performance, dependability, efficiency and economy.
     “Ramp and Capital Costs Budget” shall mean the budget for the construction and funding of the Phase II Project prepared by the Borrower and delivered in accordance with Section 6.01(g); provided that the Borrower may from time to time amend or update the timing or delivery of capital expenditures thereunder in accordance with market conditions, so long as such amendments or updates do not project that the Phase II Partial Completion Date and the Phase II Completion Date would occur after the respective Dates Certain.
     “Ramp Schedule” shall mean the schedule for the construction of the Phase II Facilities prepared by the Borrower and delivered in accordance with Section 6.01(f) (as updated by the Borrower from time to time in accordance with market conditions; provided that the Borrower shall not update or amend the Ramp Schedule in a manner that would project that the Phase II Partial Completion Date would occur after the relevant Date Certain).
     “Reimbursement” shall mean an advance from the Lender to the Borrower to fund the Lender’s reimbursement of the Borrower for payments to an Exporter, Ancillary Services Provider and/or Ex-Im Bank.
     “Repayment Commencement Date” shall mean (a) with respect to the Tranche A Guaranteed Credit, the fifteenth (15th) day of the month in which the date falling six (6) months after the earlier of (i) the Phase II Interim Completion Date occurs, and (ii) January 15, 2010; and (b) with respect to the Tranche B Guaranteed Credit, the fifteenth (15th) day of the month in which the date falling six (6) months after the earlier of (i) the Phase II Completion Date occurs, and (ii) January 15, 2012.
     “Repayment Dates” shall mean the Repayment Commencement Date for each Guaranteed Credit and the corresponding date every sixth (6th) month thereafter, up to and including the Final Maturity Date for such Guaranteed Credit.
Facility Agreement AP082872XX-Singapore

     “Request for Letter of Credit Approval” shall mean a request for Letter of Credit approval in the form of Exhibit 4 to Annex B.
     “Request for Reimbursement to Borrower’s Account” shall mean a request for Reimbursement in the form of Exhibit 2 to Annex B.
     “Requested Drawdown Date” shall mean a Business Day specified for a Disbursement of the Guaranteed Credits in any Notice of Borrowing delivered in accordance with Section 3.02.
     “Responsible Officer” shall mean the officer of the Facility Agent having direct responsibility for administering this Agreement as notified to Ex-Im Bank from time to time.
     “Restricted Party” shall mean any person listed:
     (a) in the Annex to the Executive Order;
     (b) on the “Specially Designated Nationals and Blocked Persons” list maintained by the Office of Foreign Assets Control of the United States Department of the Treasury; or
     (c) in any successor list to either of the foregoing.
     “Security Trustee” shall mean The Bank of New York, or an Affiliate thereof acceptable to Ex-Im Bank.
     “Services” shall mean services (including Ancillary Services) (a) performed under a Supply Contract, and (b) listed in the Acquisition List; provided that Ex-Im Bank shall determine what does and does not constitute Services and such determination, in the absence of manifest error, shall be conclusive and binding for all purposes.
     “SIC Codes” shall mean Standard Industrial Classification Codes;
     “Singapore” shall mean the Republic of Singapore.
     “Singapore Dollar Equivalent” shall mean, with respect to any monetary amount in Dollars, at any date of determination thereof, the amount of Singapore Dollars obtained or obtainable by converting the amount of Dollars involved in such computation into Singapore Dollars at the Applicable Currency Exchange Rate against delivery of Dollars, at approximately 11:00 a.m. (New York time) on the date of determination thereof.
     “Special Ancillary Services” shall mean Ancillary Services relating to the Guaranteed Credits if: (a) Ex-Im Bank requires that the Borrower or another Person pay for the provision of such Ancillary Services by an Ancillary Services Provider selected by Ex-Im Bank; or (b) Ex-Im Bank, in its sole determination, finds that such Ancillary Services are both necessary in order for the underlying transaction to go forward and cannot be reasonably obtained in the United States; or (c) the fee is a one-time fee charged by the Lender for extending the Guaranteed Credits.
     “Special LIBOR” shall mean, with respect to any Interest Period, the rate of interest equal to the per annum rate of interest at which United States dollar deposits for a one year period are
Facility Agreement AP082872XX-Singapore

offered in the London Interbank Eurodollar market at 11:00 a.m. (London time) two Business Days prior to the commencement of the relevant Interest Period, as displayed in the Bloomberg Financial Markets system (“BFMS”), or, if BFMS is unavailable for any reason, by reference to a financial publication or other financial data service with a similar international or U.S. circulation selected by Ex-Im Bank, in its sole discretion, such rate of interest to remain fixed for such Interest Period. If no rate of interest is specified for such day, the applicable rate of interest shall be the rate specified for the immediately preceding day for which a rate is specified, and if more than one rate of interest is specified, the applicable rate shall be the highest of all such rates. Ex-Im Bank’s determination of Special LIBOR shall be conclusive, absent manifest error.
     “Subsidiary” shall mean, for any Person, any other Person (whether now existing or hereafter organized) for which at least a majority of the securities or other ownership interests having ordinary voting power for the election of directors or other managers are at the time owned or controlled by such first Person or one or more Subsidiaries of such first Person or any combination thereof.
     “Supply Contract” shall mean the contract(s) approved by Ex-Im Bank (or, if no contract is executed, any other document(s) satisfactory to Ex-Im Bank) for the purchase by or on behalf of the Borrower of Goods and Services from an Exporter or Ancillary Services Provider, together with all exhibits, letter agreements, attachments and addenda relating thereto; provided, in each case, that multiple contracts among the same parties with respect to the Guaranteed Credit will only be considered a single “Supply Contract” for all purposes hereunder.
     “Switch Date” shall have the meaning ascribed thereto in Section 5.06(a).
     “Switch Indemnified Amounts” shall have the meaning ascribed thereto in Section 5.06(c).
     “Switch Indemnified Party” shall have the meaning ascribed thereto in Section 5.06(c).
     “Switch Option” shall have the meaning ascribed thereto in Section 5.06(a).
     “Taxes” shall mean all taxes of every kind (including without limitation, gross and net income, gross and net receipts, capital gains, excess profits and minimum taxes, taxes on tax preferences, capital, net worth, franchise, sales, use, value-added, stamp, documentary, excise, property and other similar taxes), charges and withholdings, levies, imposts, duties, fees and deductions imposed by any government or political subdivision thereof, quasi-governmental authority or taxing jurisdiction or authority, together with all interest, additions to tax, penalties and similar add-ons payable with respect thereto.
     “Temasek” shall mean Temasek Holdings (Private) Limited.
     “Term Sheet” shall mean the term sheet immediately preceding the table of contents and preamble to this Agreement.
     “Total Event of Loss” shall mean, with respect to the Phase II Facilities or the Borrower, (a) the destruction, damage, impairment or loss of use of the Phase II Facilities in their entirety or a portion thereof such that the remaining portion cannot practically be used for the intended
Facility Agreement AP082872XX-Singapore

purposes, or (b) the destruction, damage, impairment or loss of use of the Phase II Facilities that results in an insurance settlement or receipt of insurance proceeds with respect to the Phase II Facilities on the basis of an actual or constructive total loss.
     “Total Funding Available” shall mean, at any time and from time to time, the aggregate of (a) all committed and available but undrawn funds under the Credit Facilities, (b) all committed and available but undrawn funds under the Other Phase II Credit Facilities, (c) the Corporate Cash Balance, and (d) projected surplus operating cash flow of the Borrower.
     “Trading with the Enemy Act” shall mean the Trading with the Enemy Act of 1917, 50 U.S.C. app. § § 1 — 6; 7 — 39; 41 — 44 (2000), as amended.
     “Tranche A Commitment” shall mean the commitment of the Lender to make Loans pursuant to the Tranche A Credit Facility, in the amount set forth therein.
     “Tranche A Credit Facility” shall mean up to US$304,573,033 in the aggregate in Loans that the Lender has agreed to provide to the Borrower pursuant to and on the terms and conditions set forth herein.
     “Tranche A Debt Service Reserve Requirement” shall mean, as of any date of determination and after giving effect to all payments of Debt Service as of such date:
     (a) if the Historical Debt Service Coverage Ratio is less than 1.3, an amount equal to the aggregate Debt Service of the Borrower payable during the next succeeding six (6) months in respect of the Tranche A Guaranteed Credit; and
     (b) if the Historical Debt Service Coverage Ratio is equal to or greater than 1.3, zero.
     “Tranche A Guaranteed Credit” shall have the meaning ascribed thereto in the recitals.
     “Tranche B Commitment” shall mean the commitment of the Lender to make Loans pursuant to the Tranche B Credit Facility, in an aggregate amount up to the Tranche B Guaranteed Credit.
     “Tranche B Credit Facility” shall mean Loans that the Lender has agreed to provide to the Borrower pursuant to and on the terms and conditions set forth herein, in an aggregate amount up to the Tranche B Commitment.
     “Tranche B Debt Service Reserve Requirement” shall mean, as of any date of determination and after giving effect to all payments of Debt Service as of such date:
     (a) if the Historical Debt Service Coverage Ratio is less than 1.3, an amount equal to (A) prior to the expiry of the Availability Period for the Tranche B Guaranteed Credit, the sum of (x) the aggregate Debt Service of the Borrower payable during the next succeeding six (6) months in respect of the Tranche A Guaranteed Credit plus (y) six (6) months of interest on an amount equal to the initial Tranche B Commitment at a rate per annum equal to the interest rate applicable to the initial Disbursement of the Tranche B
Facility Agreement AP082872XX-Singapore

Guaranteed Credit; and (B) thereafter, the aggregate Debt Service of the Borrower payable during the next succeeding six (6) months in respect of (x) the Tranche A Guaranteed Credit, and (y) the Tranche B Guaranteed Credit; and
     (b) if the Historical Debt Service Coverage Ratio is equal to or greater than 1.3, zero.
     “Tranche B Guaranteed Credit” shall have the meaning ascribed thereto in the recitals.
     “Transaction Number” shall mean “Ex-Im Bank Transaction No. AP082872XX”.
     “Uniform Commercial Code” shall mean the New York Uniform Commercial Code and any similar law in effect in any jurisdiction.
     “United States”, “U.S.” or “US” shall mean the United States of America.
     “Unsatisfied Utilization Notice” shall have the meaning ascribed thereto in Section 3.03(e).
     “U.S. Content” shall mean, with respect to any Supply Contract, the amount representing the U.S. content in such contract as specified in Part A of the relevant Exporter’s Certificate; provided that Ex-Im Bank shall determine what does or does not constitute U.S. Content and such determination, in the absence of manifest error, shall be conclusive and binding for all purposes.
     “U.S. Content Percentage” shall mean, with respect to any Supply Contract, the percentage specified as such in Part A of the relevant Exporter’s Certificate.
     “Utilization” shall mean either (a) the making of a Reimbursement in accordance with the Reimbursement Procedure set forth in Part II of Annex B, or (b) the issuance of a Letter of Credit in accordance with the Letter of Credit Procedure set forth in Part III of Annex B.
     “Utilization and Disbursement Procedures” shall mean the utilization and disbursement procedures set forth in Annex B.
     “Utilization Review Notice” shall mean a notice substantially in the form of Annex C-3.
     “Working Capital Expenditures” shall mean the general and administrative costs of the Borrower, including payroll expenses; insurance premiums; operating costs and expenses; engineers’, accountants’ and attorneys’ fees; utility expenses; consumables; fees and expenses for obtaining and maintaining Government Approvals required to be maintained by the Borrower; and income taxes payable by the Borrower.
     “World Bank Environmental Guidelines” shall mean any and all of the following operational directives and policies (including all relevant annexes thereto) prepared by the World Bank: (a) the August 1998 World Bank Pollution Prevention and Abatement Handbook Guidelines; (b) Operational Directive 4.30: Involuntary Resettlement, dated June 1990; and
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(c) Operational Directive 4.20: Indigenous Peoples, dated September 1991. [NEEDS TO BE UPDATED]
     1.02 Interpretation.
     (a) The meanings set forth for defined terms in this Agreement and in any Financing Document shall be equally applicable to both the singular and plural forms of the terms defined and the masculine, feminine or neuter gender shall include all genders.
     (b) All references in any Financing Document to clauses, sections, schedules, annexes and exhibits are to clauses, sections, schedules and exhibits in or to such Financing Document unless otherwise specified therein.
     (c) The words “hereof,” “herein” and “hereunder” and words of similar import when used in a Financing Document shall refer to such Financing Document as a whole and not to any particular provision of such Financing Document.
     (d) All accounting terms not specifically defined in any Financing Document shall be construed in accordance with GAAP, except as otherwise provided in such Financing Document. In the event that any Person is required under any Financing Document to deliver (or cause any other Person to deliver) any financial statements or other information prepared in accordance with the generally accepted accounting principals of more than one country and a conflict or discrepancy exists between them, such conflict or discrepancy shall be noted and, if necessary, separate financial statements or such other information shall be prepared and delivered, one on the basis of each country’s generally accepted accounting principals.
     (e) References in any Financing Document to any statute, decree, regulation or other Applicable Law shall be construed as a reference to such statute, law, decree, regulation or other Applicable Law as re-enacted, redesignated, amended or extended from time to time, except as otherwise provided in such Financing Document.
     (f) References in any Financing Document to any document or agreement shall be deemed to include references to such document or agreement as amended, varied, supplemented or replaced from time to time in accordance with the terms of such documents or agreements and to include any schedules, exhibits, side letters and disclosure letters executed in connection therewith.
     (g) References to any condition or any representation by the Borrower being to the best of the Borrower’s knowledge shall be deemed to be to the best knowledge of an Authorized Officer of the Borrower after reasonable inquiry.
     (h) References to any Person or Persons shall be construed as a reference to any successors or assigns of such Person or Persons to the extent permitted under the Financing Documents.
     (i) References to Ex-Im Bank, the Lender, the L/C Bank or the Facility Agent shall include such party’s successors or assigns.
Facility Agreement AP082872XX-Singapore

     (j) The table of contents and the headings of the several sections and sub-sections of this Agreement or any Financing Document are intended for convenience only and shall not in any way affect the meaning or construction of any provision therein.
     (k) References to the words “include” or “including” shall be deemed to be followed by “without limitation” or “but not limited to,” whether or not they are followed by such phrases or words of similar import.
     (l) References to a number of days shall refer to calendar days unless Business Days are otherwise specified.
     (m) References to Dollar or Singapore Dollar amounts herein, when used as a threshold or trigger for the occurrence of certain consequences hereunder (e.g., Permitted Indebtedness thresholds, Event of Default triggers, etc.), shall be deemed to include reference to Dollar Equivalent or Singapore Dollar Equivalent amounts (or any combination thereof) and vice versa.
     (n) In the event of any discrepancy between the provisions of Sections 1 through 16 of this Agreement and the provisions of the Term Sheet forming a part of this Agreement, the applicable provisions of Sections 1 through 16 shall control.
SECTION 2. THE GUARANTEED CREDITS
     2.01 Amount.
     The Lender hereby establishes the Guaranteed Credits, upon the terms and conditions set forth in this Agreement, in favor of the Borrower in an aggregate amount of not to exceed (i) in the case of Tranche A, the amount of the “Tranche A Guaranteed Credit” specified in the Term Sheet and (ii) in the case of Tranche B, the amount of the “Tranche B Guaranteed Credit” specified in the Term Sheet. The Guaranteed Credits are for the purpose of enabling the Borrower to finance:
     (a) in an aggregate amount not to exceed the Financed Portion Amount, the Financed Portion of the costs incurred on or after the Initial Eligibility Date by the Borrower for the purchase of Goods and/or Services; and
     (b) in an aggregate amount not to exceed the Exposure Fee Amount, the Exposure Fee payable on the Financed Portion.
     2.02 Availability. Subject to the terms and conditions provided herein, including, without limitation, the conditions set forth in Section 6, Disbursements under the Guaranteed Credits may be made no more frequently than once per calendar month, except as necessary to permit the final Disbursement under each Guaranteed Credit. Disbursements may be made on or prior to the expiry of the relevant Availability Period.
     2.03 Deemed Date for Certain Costs. For the purpose of determining whether costs are incurred on or after the Initial Eligibility Date, (i) costs with respect to Services and Progress
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Payments shall be deemed to have been incurred on the date such Services and Progress Payments were performed or provided as evidenced by the invoices of the provider of such Services and Progress Payments, and (ii) costs with respect to Goods shall be deemed to have been incurred on the date the Goods were shipped, as evidenced by the date of the relevant bill of lading.
SECTION 3. DISBURSEMENTS AND UTILIZATIONS
     3.01 General Requirements.
     (a) General. Upon satisfaction of the applicable conditions set forth in Section 6, each Guaranteed Credit may be utilized and disbursed in the manner described in, and subject to the conditions of, this Agreement and the Utilization and Disbursement Procedures.
     (b) Types of Disbursements. Disbursements may be made: (i) through Reimbursements; and/or (ii) through L/C Payments; and/or (iii) if financed, by payments of the Exposure Fee to Ex-Im Bank. A single Disbursement may include both a Reimbursement and an L/C Payment. No more than one Reimbursement, and no more than one L/C Payment, may be made in any calendar month.
     (c) Limitations.
     (i) The Financed Portion shall not exceed the Financed Portion Amount .
     (ii) The aggregate amount of Disbursements with respect to costs incurred by the Borrower to finance the Exposure Fee shall not exceed the Exposure Fee Amount, unless unutilized portions of the Tranche A Guaranteed Credit are reallocated to the Tranche B Guaranteed Credit in accordance with clause (iii) below. In the event of such a reallocation, the Exposure Fee Amount shall be increased by an amount equal to the differential increase in the Exposure Fee arising from such reallocation. Notwithstanding the foregoing, the amount of the Financed Portion shall not exceed the Financed Portion Amount at any time.
     (iii) Unutilized portions of the amounts set forth in clauses (i) and (ii) above may be reallocated solely with Ex-Im Bank’s consent (after written request therefor from the Borrower, a copy of which shall be delivered to the Facility Agent), which consent shall not be unreasonably withheld.
     (d) Utilization and Disbursement Procedures. In connection with all Disbursements, the Borrower and the Facility Agent shall comply with all applicable procedures, conditions and requirements specified in this Section 3, Section 14 and the Utilization and Disbursement Procedures.
     (e) Ancillary Services. Ancillary Services relating to the Guaranteed Credits shall be treated in the same manner as any other Services (including, without limitation, the requirements
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set forth in Section 4 of this Agreement); provided that the Foreign Content associated with any Special Ancillary Services shall be deemed to be zero.
     3.02 Notices of Borrowing; Disbursement Review Notices; Funding of Disbursements.
     (a) Notice of Borrowing. The Borrower may request any type of Disbursement by providing a duly completed Notice of Borrowing, together with related documentation required by the Utilization and Disbursement Procedures, with respect to each such Disbursement to the Facility Agent, at least twenty (20) Business Days prior to the applicable Requested Drawdown Date; provided, however, that in the case of (i) the initial Notice of Borrowing delivered in connection with the initial Disbursement under each Guaranteed Credit, the Borrower shall request a Disbursement under this Agreement of not less than US$5,000,000; and (ii) each Notice of Borrowing (other than the Notice of Borrowing issued in connection with the final Disbursement under each Guaranteed Credit) other than such initial Notices of Borrowing, the Borrower shall request a Disbursement under this Agreement of not less than US$1,000,000. Each Notice of Borrowing shall include as attachments (A) all certificates and documentation required thereby (including any certifications, documents or other items necessary to establish the satisfaction of the conditions set forth herein), and (B) a Disbursement Certificate substantially in the form of Exhibit B, to be dated as of the corresponding Requested Drawdown Date and signed by an Authorized Officer of the Borrower; provided, however, that the certificates and documentation required under Section 6.01 in connection with the initial Disbursement under the Tranche A Guaranteed Credit shall not be required to be attached to any subsequent Notice of Borrowing delivered in connection with any subsequent Disbursement, unless this Agreement specifically contemplates otherwise pursuant to Sections 6.02 through 6.04. Upon receipt of the Notice of Borrowing, the Facility Agent must promptly notify the Asset Management Division and the Lender of the details of the requested Disbursement and the amount of the requested Disbursement. If the Requested Drawdown Date is not a Business Day, the Disbursement will be made either (i) on the next Business Day or (ii) if the next Business Day occurs after the Final Disbursement Date, on the immediately preceding Business Day.
     (b) Disbursement Review Notice. Promptly upon receiving a Notice of Borrowing, together with the related documentation required by the applicable Utilization and Disbursement Procedures and this Section 3.02, the Facility Agent shall make the determinations necessary to enable it to issue a Disbursement Review Notice in accordance with this Section 3.02(b). The Lender shall not be obliged to fund any requested Disbursement unless (i) the requirements of Section 3.03, Section 3.04 and Section 3.05, as applicable, and the relevant conditions precedent set forth in Section 6are satisfied, (ii) no Drawstop Notice shall have been delivered to the Facility Agent or the Lender (other than any Drawstop Notice that was otherwise withdrawn by notice to the addressees of such Drawstop Notice), and (iii) not less than twelve (12) Business Days prior to the Requested Drawdown Date, the Facility Agent shall have provided to Ex-Im Bank (to the attention of the Asset Management Division) a Disbursement Review Notice which shall have attached thereto copies of such Notice of Borrowing and relevant accompanying documentation in the order set out at the relevant provisions of this Agreement.
     (c) Notice to the Lender. The Facility Agent shall promptly after receipt of the Notice of Borrowing, but in no event later than four (4) Business Days prior to the Requested
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Drawdown Date, give the Lender notice of (i) the amount of the Disbursement and (ii) the Requested Drawdown Date for such amount.
     (d) Funding by the Lenders. Subject to Sections 3.02(b) and 3.02(i), unless the Facility Agent or the Lender shall have received a Drawstop Notice that has not been withdrawn, the Lender shall, on or before 11:00 a.m. New York time on each Requested Drawdown Date make available to the Borrower in the manner described hereafter, in immediately available funds, the Disbursement amount requested to be made on such Requested Drawdown Date in the corresponding Notice of Borrowing:
     (i) in the case of a Reimbursement, by making the relevant Reimbursement available to the Borrower in accordance with Section 3.04;
     (ii) in the case of an L/C Payment, by reimbursing the L/C Bank for the relevant Drawing by transferring it to the account or Person, in each case, in the United States, indicated by the L/C Bank; and
     (iii) in the case of Disbursements consisting of Exposure Fee, by paying such amounts to Ex-Im Bank.
     (e) Lending Office. The Lender shall make available and continue to fund each Disbursement at its Lending Office.
     (f) Limitation on Disbursements. If the Lender receives notification to disburse funds in an amount that would result in (i) all outstanding Disbursements under the Tranche A Guaranteed Credit exceeding the Tranche A Commitment, or (ii) all outstanding Disbursements under the Tranche B Guaranteed Credit exceeding the Tranche B Commitment, then it shall only be required to disburse funds in an amount equal to the amount remaining under the Tranche A Commitment or the Tranche B Commitment, as applicable.
     (g) Withdrawal of Drawstop Notices. A Drawstop Notice shall remain in full force and effect until the Default, Event of Default or other event that led to the issuance of such Drawstop Notice has been remedied by the Borrower to the satisfaction of Ex-Im Bank or waived by Ex-Im Bank. In the event of such remedy or waiver within ten (10) Business Days after the issuance of such Drawstop Notice (and provided that no other Drawstop Notice has been issued that has not been revoked), such Drawstop Notice shall be revoked, and Ex-Im Bank shall promptly notify the Borrower, the Lender, the Facility Agent and (solely with respect to any L/C Issuance or L/C Payment) the L/C Bank thereof, whereupon the Lender shall make the requested Disbursement as soon as practicable after its receipt of such notice (and in any event no later than 11:00 a.m. (New York time) on the later of the Requested Drawdown Date and the fourth (4th) Business Day after such receipt).
     (h) Cancellation of Notice of Borrowing. If no such remedy or waiver occurs within ten (10) Business Days after the issuance of any Drawstop Notice that has not been revoked, the Notice of Borrowing to which such Drawstop Notice relates shall be deemed to have been cancelled by the Borrower, without prejudice to the Borrower’s right to submit other Notices of Borrowing in accordance with the provisions of this Section 3.02; provided, however, that upon
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any such deemed cancellation, the Borrower shall be responsible for the costs, fees and expenses related to such cancelled Disbursement in accordance with the terms hereof.
     (i) Reliance, The Lender and the Facility Agent shall be entitled to rely on the validity of any Drawstop Notice issued by Ex-Im Bank and to assume that any such Drawstop Notice was properly issued, in each case without independent investigation of the basis for such issuance. Notwithstanding Section 16.03(c), each of the Lender and the Facility Agent shall be entitled to assume that no Drawstop Notice has been issued if it has not received any such notice.
     3.03 Issuance of Letter of Credit.
     (a) Request for L/C Issuance. On the terms and subject to the conditions hereof, and subject to the consent of the Lender (in its discretion), the Borrower may request that the L/C Bank make an L/C Issuance for the account of the Borrower, with the issued Letter of Credit to be in form and substance satisfactory to the L/C Bank, the Borrower, the Facility Agent, the Lender and Ex-Im Bank. At no time shall the aggregate undrawn face amount of the outstanding Letter of Credit plus the aggregate amount of all Disbursements previously made exceed the total amount of the Guaranteed Credits. The amount available under the Letter of Credit shall be reduced by the amount of any Drawing thereunder.
     (b) Request for Letter of Credit Approval. A request by the Borrower for the issuance of a Letter of Credit by the L/C Bank shall be made by delivering to the Facility Agent and the L/C Bank, at least twenty (20) Business Days prior to the proposed date for the issuance of such Letter of Credit, a Request for Letter of Credit Approval substantially in the form of Exhibit 4 to Annex B, together with the documents required to be delivered in accordance with Annex B in connection therewith. The Borrower shall simultaneously deliver to the L/C Bank an application for an irrevocable documentary credit on the L/C Bank’s customary forms (provided that, in the case of a conflict between the terms of the customary form and this Agreement, this Agreement shall govern), together with such other documents relating to the opening of commercial credits as the L/C Bank may request.
     (c) Operations Review Notice. Promptly upon receiving a Request for Letter of Credit Approval and the related documents required by Section 3.03(b), the Facility Agent shall make the determinations necessary to enable it to issue an Operations Review Notice. Thereafter, no later than fourteen (14) Business Days prior to the proposed L/C Issuance, the Facility Agent shall provide to Ex-Im Bank (to the attention of the Operations Division, with a copy, excluding attachments, to the Asset Management Division) an Operations Review Notice, which shall have attached thereto copies of such Request for Letter of Credit Approval and accompanying documentation.
     (d) Utilization Review Notice. No later than twelve (12) Business Days prior to the proposed L/C Issuance, the Facility Agent shall make the determinations necessary to enable it to issue a Utilization Review Notice and shall issue and deliver such notice to Ex-Im Bank (to the attention of the Asset Management Division).
     (e) Unsatisfied Utilization Notice. Upon receipt of the Utilization Review Notice sent by the Facility Agent in accordance with Section 3.03(d), the Asset Management Division
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shall review the Utilization Review Notice and notify the Facility Agent (in writing) and the Operations Division whether it does not approve the proposed L/C Issuance (such notice, an “Unsatisfied Utilization Notice”) no later than six (6) Business Days prior to the proposed L/C Issuance.
     (f) Issuance of Certificate Approving Letter of Credit. If the Asset Management Division has not issued an Unsatisfied Utilization Notice in accordance with Section 3.03(e), then the Operations Division shall determine whether the Letter of Credit and related documentation are satisfactory to the Operations Division, and if so, the Operations Division shall issue a Certificate Approving Letter of Credit to the L/C Bank no later than four (4) Business Days prior to the proposed L/C Issuance (with a copy to the Facility Agent, who shall send a copy promptly to the Lender and the Borrower).
     (g) Issuance of Letter of Credit. The requested Letter of Credit shall be issued on the relevant Requested Drawdown Date, provided that the L/C Bank has received the related Certificate Approving Letter of Credit and no Drawstop Notice has been delivered and not otherwise withdrawn.
     (h) Contents of Letter of Credit. Each Letter of Credit issued hereunder shall provide for Drawings on one or more Requested Drawdown Dates, which Requested Drawdown Dates shall be at least twenty (20) Business Days after Ex-Im Bank’s and the Facility Agent’s receipt of a Notice of Borrowing from the Borrower. The Facility Agent shall promptly after receipt thereof, deliver to the L/C Bank such Notice of Borrowing. Each Letter of Credit issued hereunder shall:
     (i) with respect to each requested Drawing thereunder, provide that such Drawing shall be subject to (A) the L/C Bank’s receipt of such Notice of Borrowing from the Facility Agent; (B) the L/C Bank’s satisfaction that the documentation delivered in connection with such Drawing under such Letter of Credit strictly complied with the requirements of such Letter of Credit, such satisfaction to be evidenced by the issuance by the L/C Bank to the Facility Agent of a documentary approval notice substantially in the form of Annex F-1 (a “Documentary Approval”) at least fourteen (14) Business Days prior to such Requested Drawdown Date; and (C) the L/C Bank’s receipt, at least four (4) Business Days prior to such Requested Drawdown Date, of a drawing certificate from the Facility Agent substantially in the form of Annex F-2 (a “Drawing Certificate”) in connection with such Drawing that includes a confirmation that the Facility Agent has not received any of (i) a Drawstop Notice that has not been withdrawn or (ii) a notice from the Borrower withdrawing the Notice of Borrowing for the requested Disbursement;
     (ii) provide for presentation and payment at any a specified office or branch of the L/C Bank located in the United States;
     (iii) include all provisions required by this Section 3.03(h);
     (iv) provide that such Letter of Credit will not be effective prior to the Initial Utilization Date and will expire on a date not later than the Final Disbursement Date;
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     (v) provide that no Drawing thereunder shall occur after the Final Disbursement Date;
     (vi) include all provisions required in the Request for Letter of Credit Approval applicable to such Letter of Credit as set forth in Annex B including, as relevant, the provisions set forth therein with respect to payment of the Exposure Fee; and
     (vii) provide for amendment, if required, in accordance with the procedures set forth in Annex B, including, without limitation, receipt where required of a Certificate Approving Amendment of Letter of Credit from Ex-Im Bank substantially in the form of Exhibit 7 to Annex B.
     (i) Form of Letter of Credit. Each Letter of Credit shall be effective on its date of issuance, provided that such date of issuance shall not be prior to the Initial Utilization Date, and, unless terminated in accordance with its terms, shall expire on the L/C Expiry Date, as the same may be extended, but in no event later than the Final Disbursement Date. Each Letter of Credit shall be an irrevocable documentary sight letter of credit in compliance with and subject to, to the extent not inconsistent with the requirements of this Section 3.03, the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (as the same may be amended from time to time) and, to the extent not inconsistent therewith, the law of the State of New York.
     3.04 Reimbursements.
     (a) Requirements for Notice of Borrowing. If a Notice of Borrowing includes a request for a Reimbursement, such Notice of Borrowing shall include as attachments all documentation set forth in Part II of the Utilization and Disbursement Procedures and Sections 3.02(a) and 6 hereof.
     (b) Operations Review Notice. Promptly upon receiving a Request for Reimbursement to Borrower’s Account and the related documentation required by Section 3.04(a), the Facility Agent shall make the determinations necessary to enable it to issue an Operations Review Notice. Thereafter, no less than fourteen (14) Business Days prior to the Requested Drawdown Date, the Facility Agent shall provide to Ex-Im Bank (i) to the attention of the Operations Division, an Operations Review Notice, together with all required attachments, and (ii) to the attention of the Asset Management Division, a copy of such notice, without attachments.
     (c) Disbursement Review Notice. The Facility Agent shall provide a Disbursement Review Notice as set forth in Section 3.02(b).
     (d) Drawstop Notice. If on or prior to the sixth Business Day prior to the Requested Drawdown Date, the Asset Management Division has determined that all conditions precedent are not fulfilled to the its satisfaction then it shall issue a Drawstop Notice to the Facility Agent (with a copy to the Operations Division). Failure to issue a Drawstop Notice on or prior to such date shall be without prejudice to the right of the Asset Management Division to subsequently
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issue a Drawstop Notice within the time provided for in the definition of “Drawstop Notice” in Section 1.01.
     (e) Certificate Authorizing Reimbursement. If (i) the Operations Division is satisfied with the documentation submitted in connection with the requested Reimbursement and (ii) no Drawstop Notice has been issued, then the Operations Division shall issue by telefax (immediately followed by an original sent by courier) a Certificate Authorizing Reimbursement to the Facility Agent not later than the close of business at Ex-Im Bank on the fourth Business Day before the Requested Drawdown Date, and the Facility Agent shall provide promptly thereafter a copy of that Certificate Authorizing Reimbursement to the Lender (setting out the details of the requested Reimbursement) and to the Borrower. If the Facility Agent does not receive such Certificate Authorizing Reimbursement by the time described above, the Facility Agent shall promptly notify the Borrower. If non-receipt is attributable to the Borrower’s delivery of a Notice of Borrowing that does not conform to the requirements herein, the Borrower shall then be entitled to submit to the Facility Agent amended documentation for Reimbursement.
     3.05 L/C Payments.
     (a) Requirements for Notice of Borrowing. A Notice of Borrowing for a Drawing may be issued only after the issuance of a Letter of Credit pursuant to Section 3.03. If a Notice of Borrowing includes a request for a Drawing on any Requested Drawdown Date, then the Facility Agent shall promptly provide a copy of such Notice of Borrowing to the L/C Bank. Such Notice of Borrowing shall indicate the amount of such proposed L/C Payment and shall include all documentation required to be presented to the L/C Bank, Ex-Im Bank and the Facility Agent in connection with such proposed Drawing pursuant to the Letter of Credit, the Utilization and Disbursement Procedures, and Section 6 of this Agreement.
     (b) Documentary Approval. Promptly upon receiving a Notice of Borrowing that includes a request for a Drawing, together with the related documentation required by Section 3.05(a), the Facility Agent shall request the L/C Bank to determine whether the documents presented for such Drawing under the related Letter of Credit strictly comply with the requirements of such Letter of Credit and, if so, shall request the L/C Bank to deliver a Documentary Approval to the Facility Agent at least fourteen (14) Business Days prior to the Requested Drawdown Date.
     (c) Disbursement Review Notice. The Facility Agent shall provide a Disbursement Review Notice as set forth in Section 3.02(b).
     (d) Drawstop Notice. If on or prior to the sixth Business Day prior to the Requested Drawdown Date the Asset Management Division has determined that all conditions precedent are not fulfilled to its satisfaction then it shall issue a Drawstop Notice to the Facility Agent and the L/C Bank (with a copy to the Operations Division). Failure to issue a Drawstop Notice on or prior to such date shall be without prejudice to the right of the Asset Management Division to subsequently issue a Drawstop Notice within the time provided for in the definition of “Drawstop Notice” in Section 1.01.
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     (e) Drawing Certificate. If the Facility Agent determines that all required certificates and documentation in respect of the Disbursement to be provided by the Facility Agent to Ex-Im Bank in respect of the proposed Drawing have been provided, and no Drawstop Notice has been issued and not withdrawn, the Facility Agent shall issue a Drawing Certificate to the L/C Bank on the fourth Business Day prior to the Requested Drawdown Date.
     (f) Funding of Drawing. If the L/C Bank receives a Drawing Certificate from the Facility Agent, then on or before the Requested Drawdown Date, unless a Drawstop Notice has been delivered by Ex-Im Bank and has not otherwise been withdrawn by notice to the addressees of such Drawstop Notice, (i) the Drawing under the Letter of Credit may be honored by paying the amount thereof to the related Exporter and (if the Letter of Credit includes provisions for the payment of the related Exposure Fee) by paying the amount of such Exposure Fee to Ex-Im Bank, and (ii) the Lender shall reimburse the L/C Bank for such Drawing and, if applicable, Exposure Fee, in each case, in accordance with Section 3.02(e).
     (g) Exporter’s Certificates and Related Documents. The Facility Agent shall deliver, or shall request the L/C Bank to deliver, within three (3) Business Days after the date of any such Drawing, to the Operations Division (i) manually signed original(s) of all Exporter’s Certificate(s) related to such Drawing and (ii) copies of all other documents related to such Drawing.
     (h) Notice to the Lender. The Facility Agent shall promptly, but in no event later than four Business Days prior to the Requested Drawdown Date, give the Lender notice of (i) the amount to be reimbursed to the L/C Bank and (ii) the Requested Drawdown Date for such amount.
     (i) Funding by the Lender. Provided that the Drawing under a Letter of Credit has been made strictly in compliance with the requirements of such Letter of Credit, the obligation of the Lender to reimburse the L/C Bank pursuant to this Section 3.05 shall be absolute, irrevocable and unconditional and shall not be affected by any circumstance, nor subject to any qualification or exception whatsoever, and shall be honored in accordance with the terms and conditions of this Agreement under all circumstances, including, without limitation:
     (i) any claim, counterclaim, defenses, right of set-off or other right which the Lender may have or assert against any other Lender, the L/C Bank, the Facility Agent, the Borrower or any other Person;
     (ii) any fact or circumstance relating to the Borrower;
     (iii) the occurrence and continuance of a Default or Event of Default;
     (iv) any lack of validity or enforceability of this Agreement or any of the other Financing Documents;
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     (v) any draft, certificate or any other document presented under the Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or
     (vi) any use of proceeds of a Drawing hereunder for the payment of ineligible goods or services.
     Without limiting the generality of the foregoing, the Lender agrees that its obligation under this Section 3.05 is not subject at the time it is required to reimburse the L/C Bank hereunder to the satisfaction of any of the conditions set forth in Section 6. The Lender agrees that each payment made by the Lender to the L/C Bank pursuant to this Section 3.05 shall be made without any offset, abatement, withholding or reduction whatsoever.
     (j) Failure to Fund. If the Lender does not make its reimbursement of a Drawing available to the L/C Bank at the time and in the manner required pursuant to this Section 3.05, the Facility Agent shall promptly after becoming aware thereof notify the Borrower and Ex-Im Bank, and the Borrower shall immediately pay such amount to the L/C Bank together with interest thereon from the date of such Drawing to the date of such payment by the Borrower at the rate that would have applied to the related Disbursement had the Lender funded such reimbursement, without prejudice to the rights of the Borrower and the L/C Bank against the Lender. Any amount paid by the L/C Bank and later reimbursed by the Borrower to the L/C Bank pursuant to this Section 3.05(j) shall not be considered a Disbursement hereunder and such payment shall not be deemed to be a prepayment of a Disbursement for purposes of this Agreement and the other Financing Documents. The Facility Agent shall promptly after becoming aware thereof notify the Operations Division of Ex-Im Bank of the amount of any such reimbursement. Ex-Im Bank shall promptly refund any overpayment of Exposure Fee.
     3.06 Facility Agent Review; Etc.
     (a) If, in the course of reviewing a Notice of Borrowing or any accompanying or related documents pursuant to this Section 3 the Facility Agent receives written notice that a Default or Event of Default has occurred or determines, in its judgment, taking into account such information of which the Facility Agent’s Responsible Officer has actual knowledge at the time, that a Default or Event of Default has occurred and is continuing, then it shall promptly so notify Ex-Im Bank and the Borrower in writing.
     (b) The Facility Agent shall promptly inform Ex-Im Bank of the contents of any notice or document received by it from the Borrower hereunder, unless Ex-Im Bank has been shown to have been copied on such notice or document.
     (c) If Ex-Im Bank requires any additional information in connection with any documentation submitted or request made pursuant to this Section 3, then the Facility Agent shall, at Ex-Im Bank’s request, provide reasonable assistance to Ex-Im Bank in obtaining additional information or addressing any omissions or deficiencies in documentation.
     (d) If the Facility Agent receives written notice or the Responsible Officer has actual knowledge that all or any portion of the Guaranteed Credits have been cancelled (other than by
Facility Agreement AP082872XX-Singapore

Ex-Im Bank), or that any Disbursement under this Agreement has been suspended (other than by Ex-Im Bank), it shall promptly so notify Ex-Im Bank, the Lender and the Borrower in writing.
     (e) Without limiting the effect of the provisions of Section 3.07 or Section 14 or increasing the scope of the Facility Agent’s duties set forth in this Section 3, in performing its duties under this Section 3 in respect of an extension of credit, the Facility Agent in performing such duties will exercise the same level of care that it would exercise if it were acting in the capacity of facility agent for a credit facility under which it had extended such credit (assuming such credit facility was secured by the same security securing the Credit Facilities but not guaranteed under the Ex-Im Bank Guarantee Agreement or by any other Person).
     3.07 Basis of Facility Agent Determinations.
     Any determination required to be made by the Facility Agent under this Agreement shall be based solely on the Facility Agent’s review of the documents and information received by it hereunder and any other written notices received by it pursuant to the Financing Documents, or on the actual knowledge of, the Responsible Officer, and the Facility Agent shall have no obligation to investigate or independently verify the truth, correctness or completeness of any representation, warranty or other statement contained in such documents, information or notices.
SECTION 4. EX-IM BANK FINANCING REQUIREMENTS
     4.01 Eligibility for Ex-Im Bank Financing. To be eligible for financing under the Guaranteed Credits and the Ex-Im Bank Guarantee:
     (a) The Borrower shall have made or caused to be made a cash payment for the purchase of Goods and Services in an amount equal to not less than fifteen percent (15%) of the Net Contract Price.
     (b) All Goods that are to be exported by ocean vessel must be transported from the United States in vessels of U.S. registry, as required by 46 U.S.C. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended), except to the extent that a waiver of this requirement is obtained from the U.S. Maritime Administration (“MARAD”), as described in Annex B. If any Goods are shipped on vessels of non-U.S. registry without a MARAD waiver or contrary to the provisions of a MARAD waiver, such Goods will not be eligible under the Ex-Im Bank Guarantee and thus will not be eligible for financing under the Guaranteed Credits. If Goods are shipped on ocean vessels or aircraft of U.S. registry, the cost of shipment may be included in the U.S. Content of the Supply Contract. Subject to the waiver requirements set forth above, if such Goods are shipped on ocean vessels or aircraft of non-U.S. registry, the cost of shipment may constitute Foreign Content if such cost has been included in the Net Contract Price. Pooling Country Freight Costs shall be deemed U.S. Content.
     In addition, Goods used in the provision of Services, if shipped by ocean vessel from the U.S. to the Borrower’s Country, may be required to be transported from the United States in vessels of U.S. registry pursuant to 46 U.S.C. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended).
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     (c) The Borrower shall obtain or cause to be obtained insurance against marine and transit hazards on all shipments of Goods in an amount not less than the amount of the Disbursements that have been or are to be made with respect to those shipments.
     4.02 Coverage of Ex-Im Bank Guarantee. Subject to the terms and conditions of this Agreement and the Ex-Im Bank Guarantee Agreement, each Disbursement may not exceed in the aggregate the following maximum amount:
     (a) an amount equal to the product of (i) the least of (A) eighty-five percent (85%), (B) the U.S. Content Percentage, and (c) the Disbursement Percentage, if any; and (ii) the U.S. Dollar invoice value of the Goods and Services to be financed by such Disbursement; plus
     (b) an amount equal to one hundred percent (100%) of the Exposure Fee on the amounts disbursed pursuant to clause (a) above;
and, subject to the terms and conditions of the Ex-Im Bank Guarantee Agreement, all such Disbursements shall be fully covered by the Ex-Im Bank Guarantee.
SECTION 5. TERMS OF THE GUARANTEED CREDITS
     5.01 Principal Repayment. Subject to Section 5.03, the Borrower shall repay all principal amounts disbursed under each Guaranteed Credit in ten (10) successive semi-annual installments on the Repayment Dates for such Guaranteed Credit in accordance with the percentages set forth in Schedule 1 to Annex A-1 or A-2, as applicable; provided that, on the Final Maturity Date for each Guaranteed Credit, the Borrower shall repay in full the principal amount of the relevant Guaranteed Credit then outstanding.
     5.02 Interest Payment.
     (a) To the Lender.
          (i) On each Interest Payment Date for, and on the date of any prepayment of, a Guaranteed Credit, the Borrower shall pay interest on all amounts of such Guaranteed Credit disbursed and outstanding from time to time, or, in the case of a prepayment, on the amounts so prepaid, calculated at an interest rate per annum equal to the Applicable Interest Rate for the immediately preceding Interest Period.
          (ii) If all or any part of principal, accrued interest, fees or other amounts owing to the Lender under this Agreement or any Guaranteed Note is not paid in full when due, whether at stated maturity, by acceleration or otherwise (a “Payment Default”), the Borrower shall pay to the Lender, on demand, interest on the unpaid amount (to the extent permitted by Applicable Law) for the period from (and including) the Payment Default Date to (but excluding) such amount shall have been paid in full at a rate per annum equal to the Applicable Interest Rate in effect at the time of such failure to pay any such amount when due plus one percent (1%).
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          (iii) Any amounts not paid in full when due under this Section 5.02(a) by virtue of the imposition of or the deduction or netting of any withholding taxes shall not be deemed to have been paid in full when due.
     (b) To Ex-Im Bank.
          (i) Notwithstanding Section 5.02(a)(i), if Ex-Im Bank shall have made a claim payment to the Lender with respect to any Floating Rate Note, then, beginning on the date of such claim payment, the definition of Special LIBOR shall apply to each such Floating Rate Note (in place of the definition of LIBOR contained in each such Floating Rate Note) for all purposes, including, without limitation, Section 5.02(b)(ii).
          (ii) Notwithstanding Section 5.02(a)(ii), if Ex-Im Bank shall have made a claim payment to the Lender with respect to any Guaranteed Note, then, beginning on the date of such claim payment, if any amount of principal of or accrued interest on any Guaranteed Note then owing to Ex-Im Bank is not paid in full when due, whether at stated maturity, by acceleration or otherwise, the Borrower shall pay to Ex-Im Bank, on demand, interest on such unpaid amount (to the extent permitted by Applicable Law) for the period from (and including) the Payment Default Date to (but excluding) the date such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) above the interest rate then applicable under Section 5.02(a)(i) (as modified by Section 5.02(b)(i)).
          (iii) Except as otherwise provided in Section 5.02(b)(ii) with respect to amounts of principal and accrued interest, if, at any time, any other amount owing to Ex-Im Bank under this Agreement or any Guaranteed Note is not paid in full when due, the Borrower shall pay to Ex-Im Bank, on demand, interest on such unpaid amount for the period from (and including) the Payment Default Date to (but excluding) the date such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) above the U.S. Treasury Rate. The “U.S. Treasury Rate” shall mean the applicable interest rate specified in the Federal Reserve Statistical Release H.15 (519) as the average monthly rate for the month immediately preceding the relevant Payment Default Date, available at http:/www.federalreserve.gov/releases/H15/data.htm under the heading “U.S. government securities” and the subheading of “Treasury constant maturities,” for a maturity closest to the duration of the Payment Default.
     5.03 Prepayment.
     (a) Voluntary Prepayment. Subject to the terms of Section 5.03(c), the Borrower may from time to time (i) at any time prior to the Switch Date in respect of either Guaranteed Credit, and (ii) thereafter, only after obtaining the written consent of the Lender (which consent may be withheld in its discretion), voluntarily prepay all or any part of the principal of the relevant Guaranteed Credit on any Interest Payment Date; provided that (A) the Borrower shall have given to the Lender and Ex-Im Bank at least thirty (30) days’ prior written notice of such prepayment (which notice shall oblige the Borrower to prepay the specified Guaranteed Credit in the amount and on the date set forth therein), (B) each prepayment shall be in an amount no less than US$5,000,000 (or such lesser amount as the Lender may agree) and multiples of
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US$1,000,000 in excess thereof (except for prepayments of the final Guaranteed Credits outstanding), (C) the Borrower shall also pay all other amounts then due and payable by the Borrower under the Financing Documents as of the date of such prepayment, including interest which has accrued on the amount being prepaid to the date of prepayment, and (D) such prepayment will not cause a Default, an Event of Default or other breach or default under any Financing Document.
     (b) Mandatory Prepayment. Subject to the terms of Section 5.03(c), the Borrower shall be obligated to prepay the principal of the Guaranteed Credits, together with accrued interest on the principal amount of the Guaranteed Credits so prepaid and all other amounts then due to Ex-Im Bank, the Lender and the other Financing Parties under this Agreement, the Guaranteed Note(s) and the other Financing Documents, including, without limitation, break funding costs and prepayment premium, if any, as follows:
          (i) upon the occurrence of any Casualty Event affecting the Phase II Facilities, the Loans shall be prepaid on the date falling six (6) months after the occurrence of such Casualty Event from (and in the amount of) any Casualty Proceeds therefrom not applied within six (6) months from the date of the occurrence of such Casualty Event to the restoration or repair of the Phase II Facilities; provided, however, that if the Borrower repairs, rebuilds or restores the Phase II Facilities, the obligation to prepay the Loans pro rata from the Casualty Proceeds shall arise only following completion of such repair, rebuilding or restoration and only to the extent of the remaining amount of Casualty Proceeds received by or on account of the Borrower;
          (ii) upon the occurrence of any Total Event of Loss, the Loans shall be repaid immediately upon the Borrower’s receipt of the relevant funds from (and in the aggregate amount of) any related insurance proceeds received by the Borrower;
          (iii) in the event the Phase II Partial Completion Date does not occur by the Date Certain, the Loans shall be repaid in full as promptly as practicable and in no event later than October 15, 2010; and
          (iv) in the event Temasek shall fail to maintain at any time, directly or indirectly, (A) Control of the Borrower, or (B) an ownership interest in the Borrower’s Capital Stock of less than thirty percent (30%), the Loans shall be repaid in full on the date falling thirty (30) days after the occurrence of such event.
     (c) Application of Prepayments. All prepayments shall be applied in the inverse order of their maturity and, in cases where more than one (1) Guaranteed Note is outstanding, pro rata to each Guaranteed Note.
     (d) Prepayments Irrevocable; No Reborrowing. Any prepayment by the Borrower of any of the principal amount of the Guaranteed Credit in accordance with this Section 5.03 shall be irrevocable and final when paid, and the Borrower shall not be entitled to subsequently reborrow or redraw any part of such prepaid principal amount.
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     5.04 Evidence of Indebtedness.
     (a) The Borrower agrees that to evidence further its obligation to repay all amounts disbursed and to be disbursed under each Guaranteed Credit, with interest accrued thereon, it shall, (i) not later than the Initial Utilization Date, issue and deliver to the Lender, in accordance with the written instructions of the Lender, one (1) duly completed Guaranteed Note in respect of the Tranche A Guaranteed Credit; and (ii) not later than the date of the initial Disbursement under the Tranche B Guaranteed Credit, issue and deliver to the Lender, in accordance with the written instructions of the Lender, one (1) duly completed Guaranteed Note in respect of the Tranche B Guaranteed Credit. Each Guaranteed Note initially shall be a Floating Rate Note substantially in the form of Annex A-1 and, following the Switch Date for the Tranche A Guaranteed Credit or the Tranche B Guaranteed Credit, as the case may be, shall be substituted for a Fixed Rate Note substantially in the form of Annex A-2 as provided in Section 5.06, and shall be valid and enforceable as to its principal amount at any time only to the extent of the aggregate amount of the outstanding Disbursements thereunder and, as to interest, only to the extent of the interest accrued thereon. Any notations by the Lender on a Guaranteed Note regarding payments made on account of the principal thereof, in the absence of manifest error, shall be conclusive and binding. Following payment in full of a Guaranteed Note, the Lender shall, upon the Borrower’s request, surrender such Guaranteed Note to the Borrower through Ex-Im Bank for cancellation.
     (b) If requested by the Lender (or, if the Lender’s rights hereunder are subrogated to Ex-Im Bank, Ex-Im Bank), within ten (10) days after the expiry of the Availability Period for each Guaranteed Credit, the Borrower shall issue and deliver to the Lender (or Ex-Im Bank, as the case may be) a new duly completed Guaranteed Note for such Guaranteed Credit in exchange for the corresponding Guaranteed Note previously issued and delivered in connection with such Guaranteed Credit in accordance with this Section 5.04, whereupon the Lender (or Ex-Im Bank, as the case may be) shall surrender such previously issued Guaranteed Note for cancellation to the Borrower through Ex-Im Bank.
     (c) If any Guaranteed Note is mutilated, lost, stolen or destroyed, the Borrower shall issue and deliver to the Lender (or, if the Lender’s rights hereunder are subrogated to Ex-Im Bank, Ex-Im Bank) a new duly completed Guaranteed Note of the same date, maturity and denomination as the Guaranteed Note so mutilated, lost, stolen or destroyed, together with an officer’s certificate of the Borrower certifying and warranting as to the due authorization, execution and delivery of such new Guaranteed Note, and (if requested by Ex-Im Bank or the Lender in its reasonable discretion) legal opinions of the Borrower’s special New York counsel and the Borrower’s special Singapore counsel (in each case, at the expense of Borrower) reasonably satisfactory to Ex-Im Bank and the Lender as to the due authorization, execution and delivery of such new Guaranteed Note, and the legality, validity, binding nature and enforceability thereof in form and substance reasonably satisfactory to Ex-Im Bank and the Lender; provided that, in the case of a mutilated Guaranteed Note, such mutilated Guaranteed Note shall be returned to the Borrower for its cancellation after examination by Ex-Im Bank and cancellation of the Guarantee Legend issued solely with respect to such mutilated Guaranteed Note, and in the case of a lost, stolen or destroyed Guaranteed Note theretofore held by the Lender, there shall first be furnished to the Borrower and Ex-Im Bank an instrument of
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indemnity from the Lender reasonably satisfactory to the Borrower and Ex-Im Bank and evidence or certification of such loss, theft or destruction reasonably satisfactory to each of them.
     (d) All replacement Guaranteed Notes issued in connection with this Agreement shall be signed by an Authorized Officer of the Borrower, as named in the evidence of authority submitted pursuant to Section 6.01(c)(iv) or otherwise acceptable to Ex-Im Bank and the Lender.
     5.05 Use of Proceeds. The proceeds of the Disbursements shall be available (and the Borrower agrees that it shall use such proceeds) solely to pay for (a) the Financed Portion of costs incurred on or after the Initial Eligibility Date for the purchase of Goods and Services, and (b) the Exposure Fee related to such Financed Portion.
     5.06 Interest Rate Switch Option.
     (a) The Borrower shall have the option (the “Switch Option”) at any time after the date of the final Disbursement under each of the Tranche A Guaranteed Credit and the Tranche B Guaranteed Credit on only one (1) occasion with respect to a Floating Rate Note, with the consent of the Lender, to require the Lender, the Facility Agent and Ex-Im Bank to accept a Fixed Rate Note in substitution for the existing Floating Rate Note with respect to all of the Tranche A Guaranteed Credit or the Tranche B Guaranteed Credit, or both, as the case may be; provided that (i) no Default shall have occurred and be continuing on the Switch Date, (ii) the Floating Rate Note shall evidence an aggregate outstanding principal amount of at least US$10,000,000, and (iii) on or before the Switch Date, the Lender and Ex-Im Bank shall have received legal opinions from the Borrower’s special New York counsel and the Borrower’s Singapore counsel (in each case, at the expense of the Borrower) reasonably satisfactory to Ex-Im Bank and the Lender relating to the due authorization, execution and delivery of the Fixed Rate Note, and the legality, validity, binding nature and enforceability of the Fixed Rate Note in form and substance reasonably satisfactory to Ex-Im Bank and the Lender. Subject to satisfaction of the provisos and conditions set forth in this Section 5.06, to exercise the Switch Option, the Borrower shall give the Facility Agent, the Lender and Ex-Im Bank no less than thirty (30) Business Days’ prior written notice (which shall be irrevocable), setting forth the date (which shall be an Interest Payment Date) of the proposed interest rate switch (the “Switch Date”). The Borrower shall, at least ten (10) Business Days prior to the Switch Date, issue and deliver to the Lender (with a copy to Ex-Im Bank (to the attention of the Operations Division)) a new Fixed Rate Note in exchange for the Floating Rate Note previously issued and delivered in accordance with Section 6.01(a) or Section 6.02(b), as applicable, whereupon, after the Guarantee Legend on such Floating Rate Note has been cancelled by Ex-Im Bank and such cancelled Floating Rate Note has been returned to the Lender, the Lender shall surrender such previously issued Floating Rate Note for cancellation to the Borrower. If the interest rate applicable to such new Fixed Rate Note has not been determined at the time the Fixed Rate Note is issued and delivered by the Borrower in accordance with the preceding sentence, the Borrower authorizes the Lender, and the Lender agrees, to insert such interest rate in the Fixed Rate Note promptly upon its being determined in accordance with Section 5.06(b). Notwithstanding the foregoing, the Borrower shall not be entitled to exercise the Switch Option with respect to the Tranche A Guaranteed Credit without the prior written consent of the Lender if the Phase II Partial Completion Date does not occur prior to the Date Certain for Phase II Partial Completion.
Facility Agreement AP082872XX-Singapore

     (b) The Lender shall, prior to 10:00 a.m., New York City time, on the proposed Switch Date relating to a Switch Option, notify the Borrower of the proposed fixed rate to apply to the new Fixed Rate Note applicable to such Switch Option to be issued on such Switch Date (and the manner of calculation of the prepayment premium contemplated by Section 13.06), which shall be determined by the Lender, unless otherwise agreed with the Borrower, on the basis of such factors as the Lender deems relevant (including, without limitation, based on the fixed rate obtained under a swap agreement arranged by or on behalf of the Lender with respect to interest payable on the relevant portion of the Guaranteed Credit the subject of such Switch Option) as the fixed rate of interest for loans of a tenor applicable to the principal amount evidenced by such Fixed Rate Note. The Borrower shall confirm whether such fixed rate is acceptable by giving written notice to the Lender and Ex-Im Bank in form and substance satisfactory to the Lender by 11:00 a.m., New York City time, on the date of such notice from the Lender. If the Borrower does not accept a proposed fixed rate with respect to any requested exercise of a Switch Option on any Interest Payment Date, it shall not be able to again request the Switch Option with respect to such Interest Payment Date, but shall be able to request the exercise of a Switch Option with respect to any subsequent Interest Payment Date, subject to the conditions set forth in paragraph (a) above, upon following the procedures set forth in this paragraph (b). Once a fixed rate has been accepted with respect to either the Tranche A Guaranteed Credit or the Tranche B Guaranteed Credit, it shall not be subject to change.
     (c) The Borrower agrees to indemnify each of Ex-Im Bank and the Lender (the “Switch Indemnified Party”) from and against any and all damages, losses, claims, liabilities and related costs and expenses, including reasonable attorneys’ fees and disbursements (all the foregoing being collectively referred to as “Switch Indemnified Amounts”) awarded against or incurred by such Switch Indemnified Party arising out of or as a result of (i) a failure of the interest rate conversion referred to herein to occur on the scheduled applicable Switch Date, excluding, however, applicable Switch Indemnified Amounts to the extent resulting directly from gross negligence or willful misconduct on the part of such Switch Indemnified Party, or (ii) a failure by the Borrower to pay the prepayment premium contemplated by Section 13.06.
SECTION 6. CONDITIONS PRECEDENT
     6.01 Conditions Precedent to Initial Disbursement or Initial Utilization Under the Tranche A Guaranteed Credit. The obligation of the Lender to make and Ex-Im Bank to permit a Utilization on the Initial Utilization Date shall be subject to the fulfillment of the conditions precedent set forth below (in a manner satisfactory to Ex-Im Bank and, in respect of the conditions precedent set forth in Sections 6.01(a), (b), (c), (j), (l), (m) and (n), the Lender, or waived in writing by Ex-Im Bank and, in respect of the conditions precedent set forth in Sections 6.01(a), (b), (c), (j), (l), (m) and (n), the Lender):
     (a) Financing Documents. Each Financing Document (except the Guaranteed Note in respect of the Tranche B Guaranteed Credit) (i) shall have been duly executed and delivered by the parties thereto, (ii) shall be in full force and effect, and (iii) shall be in form and substance satisfactory to Ex-Im Bank and the Lender.
Facility Agreement AP082872XX-Singapore

     (b) Closing Certificate. The Financing Parties shall have received a certificate of an Authorized Officer of the Borrower substantially in the form of Exhibit C.
     (c) Corporate Documents. The Financing Parties shall have received the following documents:
          (i) a true, correct and complete copy of the Memorandum and Articles of Association of the Borrower, certified as of a recent date by the appropriate Governmental Authority of Singapore, to the extent such certification is ordinarily available from such Governmental Authority or, to the extent not so available, from an Authorized Officer of the Borrower;
          (ii) a certificate dated as of a recent date from the appropriate Governmental Authority of Singapore as to the good standing (if applicable) and existence of the Borrower, to the extent such certificate is ordinarily available from such Governmental Authority, or, to the extent not so available, from an Authorized Officer of the Borrower;
          (iii) copies of resolutions and, as applicable, ratifications adopted by the board of directors of the Borrower, certified to be true, correct and complete by an Authorized Officer of the Borrower, that (A) approve the Borrower’s participation in the Phase II Project and the Financing, and (B) authorize the execution, delivery and performance of each Financing Document to which the Borrower is or is to be a party; and
          (iv) a certificate of an Authorized Officer of the Borrower as to the incumbency and specimen signature of each officer who is authorized to (A) execute and deliver Financing Documents to which the Borrower is or is to be a party, or (B) otherwise act on the Borrower’s behalf with regard to the Phase II Project, together with an attestation as to the signature and office of such Authorized Officer from another Authorized Officer or (only in the case that such other Authorized Officer is not available) a person duly authorized by the competent Governmental Authority to exercise notary public functions.
     (d) Financial Statements. The Financing Parties shall have received:
          (i) the most recent audited annual and unaudited quarterly financial statements of the Borrower prepared in accordance with GAAP; and
          (ii) a certificate dated as of the Initial Utilization Date from the appropriate financial officers of the Borrower, substantially in the form of Exhibit D, stating that (A) such financial statements (1) are true, correct and complete in all material respects as of the date of such statements, (2) have been prepared in accordance with GAAP, and (3) present fairly, in all material respects, the financial condition of the Borrower and the results of its operations and cash flows for such period (subject, in the case of quarterly financial statements, to normal year-end audit adjustments); and (B) no material adverse change in the consolidated assets, liabilities, operations or financial condition of the Borrower has occurred from that set forth in the most recent annual and quarterly financial statements provided pursuant to this Section 6.01(d), except as otherwise provided (which exceptions shall also be in form and substance satisfactory to Ex-Im Bank) in any such certificate with respect to the financial statements of the Borrower.
Facility Agreement AP082872XX-Singapore

     (e) Opinions of Counsel. The Financing Parties shall have received legal opinions dated as of the Initial Utilization Date and addressed to them from the Borrower’s special New York counsel and the Borrower’s in-house and external Singapore counsel, in each case in respect of the Financing Documents and such other matters as are required by Ex-Im Bank or the Lender, in form and substance satisfactory to Ex-Im Bank and the Lender.
     (f) Ramp Schedule. The Financing Parties shall have received:
          (i) a copy of the Ramp Schedule, in form and substance satisfactory to Ex-Im Bank, which shall set forth, among other things, the proposed ramp production timetable and a schedule for achieving certain wafer production capacity thresholds and which shall be consistent with the Ramp and Capital Costs Budget and the Borrower Projections; and
          (ii) a certificate dated as of the Initial Utilization Date from an Authorized Officer of the Borrower stating that (A) the Ramp Schedule and its supporting documents (1) were prepared in good faith by the Borrower, (2) are based upon assumptions that are consistent with the applicable provisions of the Financing Documents and Applicable Law and that the Borrower considers to be reasonable, and (3) in the Borrower’s reasonable judgment represent the best reasonable estimate of the information set forth therein as of the Initial Utilization Date; and (B) as of the Initial Utilization Date the construction of the Fab 7 Plant and the Phase II Facilities has progressed in accordance, and is in Material Compliance, with the Ramp Schedule.
     (g) Ramp and Capital Costs Budget. The Financing Parties shall have received:
          (i) a copy of the initial Ramp and Capital Costs Budget, which shall (A) project (on an aggregate and quarterly basis) Capital Expenditures through the projected Phase II Completion Date, (B) be based on assumptions stated therein that are consistent with the provisions of the Financing Documents and Applicable Law, and that Ex-Im Bank considers reasonable, (C) demonstrate compliance with the requirements of the Financing Documents, (D) estimate (on a quarterly basis) all Capital Expenditures theretofore incurred, (E) project funding thereof from the Credit Facilities, and (F) otherwise be in form and substance satisfactory to Ex-Im Bank; and
          (ii) a certificate dated as of the Initial Utilization Date from an Authorized Officer of the Borrower stating that (A) the Ramp and Capital Costs Budget and its supporting documents (1) were prepared in good faith by the Borrower, (2) are based upon assumptions that are consistent with the applicable provisions of the Financing Documents and Applicable Law and that the Borrower considers to be reasonable, and (3) in the Borrower’s reasonable judgment represent the best reasonable estimate of the information set forth therein as of the Initial Utilization Date; and (B) as of the Initial Utilization Date the construction of the Fab 7 Plant and the Phase II Facilities is in Material Compliance with the Ramp and Capital Costs Budget. The Ramp and Capital Costs Budget shall be consistent with the initial Ramp Schedule and the Borrower Projections.
Facility Agreement AP082872XX-Singapore

     (h) Annual Budget. The Financing Parties shall have received a copy of the initial Annual Budget in form and substance satisfactory to Ex-Im Bank.
     (i) Borrower Projections. The Financing Parties shall have received:
          (i) at least fifteen (15) Business Days prior to the Initial Utilization Date, paper and electronic copies of the pro forma financial statements and projections of revenues, expenses and cash flows with respect to the Phase II Project and the Borrower for each computation calendar year 2007 through 2018, together with the underlying models, supporting assumptions and explanations thereto (collectively, the “Borrower Projections”), which shall (A) be consistent with the Financing Documents, (B) be consistent with the Ramp and Capital Costs Budget and the Ramp Schedule, and (C) otherwise be in form and substance satisfactory to Ex-Im Bank; and
          (ii) a certificate dated as of the Initial Utilization Date from an Authorized Officer of the Borrower stating that the Borrower Projections and the underlying models and assumptions related thereto, including, without limitation, the underlying assumptions in respect of all applicable tax laws and regulations (A) were prepared in good faith by the Borrower, (B) are based upon assumptions that are consistent with the applicable provisions of the Financing Documents and Applicable Law and are, to the best knowledge of such financial officer, after reasonable inquiry, reasonable, and (C) represent the Borrower’s best reasonable estimate of the information set forth therein as of the Initial Utilization Date.
     (j) Project Compliance. An Authorized Officer of the Borrower shall have provided to the Financing Parties a certificate in form and substance satisfactory to Ex-Im Bank and the Lender to the effect that the Borrower, the Fab 7 Plant and the Phase II Project are in compliance (i) in all respects with Environmental Requirements, and (ii) in all material respects with all other Applicable Laws.
(k) Sufficient Financing. Ex-Im Bank shall have received evidence satisfactory to it that the financing committed to be provided to the Borrower pursuant to the Financing Documents, together with the amounts of Corporate Cash Balance and all amounts of committed and available long-term credit facilities under the Other Phase II Credit Facilities, is sufficient to enable the Borrower to pay all Project Costs set forth in the Ramp and Capital Costs Budget and otherwise to achieve the Phase II Completion Date.
     (l) Process Agent. The Financing Parties shall have received evidence in form and substance satisfactory to Ex-Im Bank and the Lender that (i) the Borrower has, for the period commencing on the Initial Utilization Date and ending one (1) year after the Final Maturity Date (in respect of the Tranche B Guaranteed Credit), duly and irrevocably appointed an agent for service of process acceptable to Ex-Im Bank and the Lender in the jurisdiction(s) in which it is required to submit to such jurisdiction, (ii) each such agent has accepted such appointment, and (iii) all fees scheduled to accrue to each such agent for service of process through and including one (1) year after the Final Maturity Date (in respect of the Tranche B Guaranteed Credit) have been paid in full.
Facility Agreement AP082872XX-Singapore

     (m) Stamp Duties; Taxes; Etc. The Financing Parties shall have received evidence satisfactory to Ex-Im Bank and the Lender that all required stamp duties, registration fees, filing costs, documentary taxes and other charges in connection with the Financing, including, without limitation, the execution, delivery, filing, recording, perfection and admissibility into evidence of any Financing Document, have been paid in full or an appropriate exemption therefrom has been obtained (other than corporate taxes of Ex-Im Bank and the Lender, which shall be for the relevant party’s account), except to the extent that the Borrower has provided Ex-Im Bank and the Lender with assurances satisfactory to it that such duties, fees, costs and charges will be paid in full with the proceeds of the initial Disbursement under the Tranche A Guaranteed Credit.
     (n) Fees and Expenses. The Borrower shall have paid or caused to be paid, as applicable, all Exposure Fees and Guarantee Commitment Fees due as of the Initial Utilization Date to the Financing Parties and all other fees and expenses due as of the Initial Utilization Date to any of them (including all reasonable fees and expenses of legal counsel and other advisors and consultants for any of the foregoing and fees due and payable under the Fee Letter) on or before the Initial Utilization Date, or arrangements satisfactory to such Financing Party shall have been made for the payment of such fees and expenses from the proceeds of the initial Disbursement under the Tranche A Guaranteed Credit, to the extent eligible for such funding.
     (o) Acquisition List. Ex-Im Bank shall have received a list of the Goods and Services containing, with respect to each Good and Service, a brief description, the quantity, estimated invoice cost, Exporter’s DUNS Numbers (if available) and product SIC Codes.
     (p) Supply Contracts. Ex-Im Bank and the Facility Agent shall have received a true and complete copy of each Supply Contract, together with evidence that such agreement(s) have been duly executed and delivered by the Borrower and the relevant Exporter and are in full force and effect. If any Supply Contract provides for Progress Payments, Ex-Im Bank and the Facility Agent shall have also received a copy of the schedule for such Progress Payments, which, in Ex-Im Bank’s judgment, must be reasonable and consistent with industry and financial standards. The Facility Agent and Ex-Im Bank shall have received a certificate from an Authorized Officer of the Borrower certifying that each such Supply Contract has been duly executed by the Borrower and the relevant Exporter and is in full force and effect.
     (q) Anti-Lobbying Certificates. Ex-Im Bank shall have received original Anti-Lobbying Certificates signed by authorized officer(s) of the Lender and the Facility Agent.
     (r) Tranche A Debt Service Reserve Requirement. The Borrower shall have established the Debt Service Reserve Account and, if the Tranche A Debt Service Reserve Requirement is greater than zero, either funded the Debt Service Reserve Account or obtained a Debt Service Reserve Letter of Credit, in either case in an amount equal to the Tranche A Debt Service Reserve Requirement.
     (s) Responsible Officer. The Facility Agent shall have notified Ex-Im Bank in writing of the name of and contact information for the Responsible Officer.
Facility Agreement AP082872XX-Singapore

     (t) Account Pledge Agreement. (i) All security interests intended to be created pursuant to the Account Pledge Agreement shall have been created and, where appropriate, registered or recorded, or other action shall have been taken that is necessary in Singapore to create (to the extent permitted by Applicable Law) a first-priority perfected security interest and Lien over the Charged Property (as defined in the Account Pledge Agreement) in favor of the Security Trustee and Ex-Im Bank; (ii) all fees and duties then due and payable in connection with such registration, recordation or other action shall have been paid; and (iii) all such security interests shall be valid and enforceable against (A) the Borrower, and (B) any subsequent lienor (including a judgment lienor), holder of a charge or transferee for value or not, in bulk, by operation of law, for the benefit of creditors, or otherwise.
     6.02 Conditions Precedent to Initial Disbursement or Initial Utilization Under the Tranche B Guaranteed Credit. The obligation of the Lender to make and Ex-Im Bank to permit a Disbursement on the date of the initial Disbursement under the Tranche B Guaranteed Credit shall be subject to the fulfillment of the conditions precedent set forth below (in a manner satisfactory to Ex-Im Bank (and, in the case of Section 6.02(b), the Lender) or waived in writing by Ex-Im Bank (and, in the case of Section 6.02(b), the Lender)):
     (a) Tranche A Credit Facility. The Tranche A Credit Facility shall have been fully disbursed or the unutilized Tranche A Commitment shall have been reallocated to the Tranche B Credit Facility.
     (b) Guaranteed Note. The Lender shall have received (with a copy to Ex-Im Bank (to the attention of the Asset Management Division)) a Guaranteed Note in respect of the Tranche B Guaranteed Credit duly executed and delivered by the Borrower and in full force and effect.
     (c) Tranche B Debt Service Reserve Requirement. The Borrower shall have established the Debt Service Reserve Account and, if the Tranche B Debt Service Reserve Requirement is greater than zero, either funded the Debt Service Reserve Account or obtained a Debt Service Reserve Letter of Credit, in either case in an amount equal to the Tranche B Debt Service Reserve Requirement.
     (d) Phase II Partial Completion Date. The Phase II Partial Completion Date shall have occurred.
     6.03 Conditions Precedent to Each Disbursement or Utilization. The obligation of the Lender to make and Ex-Im Bank to permit any Disbursement or Utilization under any Guaranteed Credit shall be subject to the fulfillment of the conditions precedent set forth below (in a manner satisfactory to Ex-Im Bank (and, in the case of Sections 6.03(b) and (m), the Lender) or waived in writing by Ex-Im Bank (and, in the case of Sections 6.03(b) and (m), the Lender)):
     (a) Ex-Im Bank Facility Agreement; Guaranteed Notes. This Agreement, duly authorized, executed and delivered by the respective parties hereto, and each applicable Guaranteed Note shall be in full force and effect.
Facility Agreement AP082872XX-Singapore

     (b) Ex-Im Bank Guarantee Agreement. The Ex-Im Bank Guarantee Agreement, duly authorized, executed and delivered by the respective parties thereto, shall be in full force and effect.
     (c) Notice of Borrowing; Disbursement Certificate. The Borrower shall have delivered to Ex-Im Bank, the Lender and the Facility Agent (i) a Notice of Borrowing, and (ii) a Disbursement Certificate, each in accordance with Section 3.02(a).
     (d) No Default; Representations and Warranties. Both immediately before and after giving effect to such Disbursement:
          (i) no Default or Event of Default shall have occurred and be continuing (or shall result from the making of the Disbursement); and
          (ii) all representations and warranties of the Borrower contained in Section 9 hereof and in any other Financing Document shall be true, correct and complete in all material respects with the same force and effect as though such representations and warranties had been made on and as of the date of such Disbursement, except for any such representations and warranties herein or in such Financing Documents that expressly relate only to an earlier date.
     (e) Proceedings. There shall be no actions, suits, proceedings or, to the best of the Borrower’s knowledge, claims or investigations at law or in equity (if applicable) pending before any Governmental Authority, arbitral tribunal or other body that could reasonably be expected to succeed on the merits (i) to set aside, restrain, enjoin or prevent the development, installation or construction of the Fab 7 Plant or the Phase II Facilities or the making of any Disbursement; or (ii) against or affecting the Borrower, any of the Borrower’s property, the Fab 7 Plant or the Phase II Project that, in the case of this clause (ii) (if adversely determined), could reasonably be expected to result in a Material Adverse Effect.
     (f) Construction Progress Report. The Financing Parties shall have received from the Borrower the most recent Construction Progress Report substantially in the form of Exhibit E and required to be delivered pursuant to Section 10.01(r). If any Construction Progress Report shall have indicated the absence of Material Compliance with the original Ramp and Capital Costs Budget delivered pursuant to Section 6.01(g) or the Ramp Schedule, Ex-Im Bank shall be satisfied in its reasonable discretion that Total Funding Available is adequate for the Borrower to achieve Phase II Completion by the Date Certain.
     (g) Investment in Phase II Project. Ex-Im Bank shall have received evidence satisfactory to it that the Borrower has applied amounts constituting Corporate Cash Balance from time to time to the payment of Project Costs in an aggregate amount of (i) not less than US$1.60 for every US$1.00 of Loans made under the Tranche A Commitment, and (ii) not less than US$2.00 for every US$1.00 of Loans made under the Tranche B Commitment.
     (h) Fees and Expenses. The Borrower shall have paid or arranged for payment (including, to the extent permitted, arrangement for payment out of Disbursements) of all fees, expenses and other charges payable by it hereunder as of such Disbursement Date (including, without limitation, the Exposure Fee, all Guarantee Commitment Fees, all fees then due and
Facility Agreement AP082872XX-Singapore

payable under the Fee Letter, and all reasonable fees and expenses of legal counsel and other advisors and consultants for any of the Financing Parties) and under and in accordance with the other Financing Documents in a manner satisfactory to Ex-Im Bank.
     (i) Other Documents, Etc. Such other consents, amendments, acknowledgments, statements, certificates, instruments, agreements, opinions, information, documents and evidence relating to this Agreement or any Guaranteed Note or the transactions contemplated hereby as any of the Financing Parties may have reasonably requested shall have been delivered to the Financing Parties in form and substance satisfactory to Ex-Im Bank.
     (j) Material Adverse Effect. No Material Adverse Effect shall exist; nor shall any fact or circumstance be known to the Borrower, Ex-Im Bank or the Lender that could reasonably be expected to result in a Material Adverse Effect.
     (k) Utilization and Disbursement Procedures. The Facility Agent and Ex-Im Bank shall have received the documents required under Annex B with respect to the requested Disbursement or Utilization, including, without limitation, invoices, Exporter’s Certificates, and bills of lading, if applicable.
     (l) Supply Contract(s). Ex-Im Bank and the Facility Agent shall have received a copy of any Supply Contract(s) not previously delivered to them, and the Supply Contract(s) in respect of which the Guaranteed Credits are requested shall be, or continue to be, in full force and effect.
     (m) Guarantee Certificate. Ex-Im Bank shall have issued a Guarantee Certificate with respect to the requested Utilization.
     (n) Compliance. Such Disbursement shall not result in a violation of the Borrower’s Memorandum and Articles of Association, bylaws or directors’ resolutions; any Financing Document; or Applicable Law.
     6.04 Special Condition Precedent to Tranche A Guaranteed Credit Utilizations After December 31, 2007. The obligation of the Lender to make and Ex-Im Bank to permit a Disbursement under the Tranche A Guaranteed Credit at any time on or after December 31, 2007, shall be subject to the fulfillment in a manner satisfactory to Ex-Im Bank (or the waiver in writing by Ex-Im Bank) of the further condition precedent that the Borrower issue to Ex-Im Bank a certificate (together with any other evidence as Ex-Im Bank may request) stating that at the end of Fiscal Year 2007 the aggregate amount of the Corporate Cash Balance together with the amount of all committed and available but unutilized credit under the Other Phase II Credit Facilities equaled or exceeded US$650,000,000.
SECTION 7. FEES AND EXPENSES
     7.01 Ex-Im Bank Fees. The Borrower shall pay or cause to be paid to Ex-Im Bank the following fees:
Facility Agreement AP082872XX-Singapore

Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission
     (a) a guaranteed loan commitment fee (“Guarantee Commitment Fee”) equal to XXXXX per annum on the uncancelled and undisbursed balance from time to time of the Guaranteed Credits, computed on the basis of the actual number of days elapsed (including the first day but excluding the last), using a 360-day year, accruing from [60 DAYS AFTER FINAL APPROVAL] to the Final Disbursement Date, and payable on each January 15 and July 15, beginning on January 15, 2008; and
     (b) not later than the date of each Disbursement, the Exposure Fee with respect to the related Reimbursement or L/C Payment.
The parties hereto acknowledge and agree that the Guarantee Commitment Fee shall continue to accrue and become due and payable as described above during any period in which Utilizations are suspended as described in Section 12.02(a).
     7.02 Fees Under the Fee Letter; L/C Bank Fees. The Borrower shall pay the Lender, the Facility Agent and the L/C Bank the fees set forth in the Fee Letter.
SECTION 8. PAYMENTS
     8.01 Method of Payment. All payments to be made by the Borrower under this Agreement or a Guaranteed Note (whether at stated maturity, by reason of acceleration or prepayment or otherwise) shall be made without set-off or counterclaim in Dollars in immediately available and freely transferable funds no later than 11:00 a.m. (New York time) on the date on which due (as applicable):
     (a) if to the Lender, to such account as directed in writing by the Lender by not less than five (5) Business Days’ written notice; and
     (b) if to Ex-Im Bank, at the Federal Reserve Bank of New York for credit to Ex-Im Bank’s account: U.S. Treasury Department 02103004 TREAS NYC/CTR/BNF=/AC-4984 OBI=Export-Import Bank Due                      on EIB Credit No. AP082872XX-Singapore from Chartered Semiconductor Manufacturing Ltd.
     (c) Any amounts received after 11:00 a.m. (New York time) on any date may, in the discretion of the Lender, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars.
     8.02 Application of Payments. Each of the Facility Agent, the Lender and Ex-Im Bank, as the case may be, shall apply payments received by it in respect of the Disbursements or any Guaranteed Note (whether at stated maturity, by reason of acceleration, prepayment or otherwise) in the following order of priority: (a) interest due pursuant to Section 5.02(a)(ii), but only to the extent such amounts are included in the Guaranteed Amount; (b) Guarantee Commitment Fees, Exposure Fees (to the extent not otherwise already paid) and all other amounts due to Ex-Im Bank in respect of the Financing Documents and not otherwise provided
Facility Agreement AP082872XX-Singapore

for under this Section 8.02; (c) interest due pursuant to Section 5.02(a)(i); (d) installments of principal then due and payable; (e) installments of principal not yet due in inverse order of maturity; and (f) all other amounts due and not otherwise provided for in this Section 8.02, to the appropriate Financing Party under this Agreement or the other Financing Documents. Payments with respect to multiple Guaranteed Notes shall be applied pro rata to each Guaranteed Note in accordance with the above priorities.
SECTION 9. REPRESENTATIONS AND WARRANTIES
     9.01 Representations and Warranties of the Borrower. The Borrower represents and warrants to each of the Financing Parties that:
     (a) Organization and Status. The Borrower is a public company limited by shares duly organized, validly existing and in good standing under the laws of Singapore.
     (b) Capitalization. Schedule 9.01(b) sets forth the capitalization of the Borrower as of the date of this Agreement, including (i) the Capital Stock issued and outstanding, and (ii) the shareholders of the Borrower holding five percent (5%) or more of the Capital Stock of the Borrower and the Capital Stock held by each such shareholder. All of the issued and outstanding Capital Stock is validly issued, fully paid and non-assessable.
     (c) Power and Authority. The Borrower (i) has the requisite power and authority to (A) execute, deliver and perform each Financing Document and other material agreement to which it is a party in accordance with its terms, (B) own the Property it purports to own, (C) conduct its business as now being conducted and as proposed to be conducted, (D) lease, possess or otherwise use the Property leased, possessed or otherwise used by it, (E) incur Indebtedness, and (F) do all other things necessary or appropriate in respect of the Phase I Project and the Phase II Project; and (ii) is duly qualified to conduct business and is in good standing in all jurisdictions where qualification is necessary for any of the foregoing.
     (d) Due Authorization, Execution and Delivery. All corporate and, where necessary, shareholder action on the part of the Borrower and each of its shareholders that is required for the authorization, execution, delivery and performance of each Financing Document to which the Borrower is or will be a party has been duly and effectively taken. The Borrower has (or by the Initial Utilization Date will have) duly executed and delivered each Financing Document to which it is a party (other than the Guaranteed Note in respect of the Tranche B Guaranteed Credit). The obligations of the Borrower under the Financing Documents to which the Borrower is or will be a party are or, in the event that any such Financing Document has not yet been executed and delivered by the Borrower, will be when executed and delivered, the legal, valid and binding obligations of the Borrower, enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by general principles of equity (regardless of whether enforcement thereof is sought in a proceeding at law or in equity).
     (e) No Consent, Violation or Conflict. None of the execution, delivery or performance of any Financing Document to which the Borrower is a party, the consummation of
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any of the transactions contemplated thereby or the performance of or compliance with the terms and conditions thereof:
          (i) requires the approval or consent of any counterparty or holder or trustee of any debt or other obligation of the Borrower that has not been obtained;
          (ii) constitutes a material default by the Borrower under, or results in the material violation of, any contract, agreement or arrangement to which the Borrower is a party or by which it or any of its Property or assets may be bound or affected;
          (iii) without limitation of Section 9.01(q), violates any Environmental Requirement or the material terms of any Applicable Law applicable to the Borrower or the Fab 7 Plant or the Phase II Project including, without limitation, any Environmental Law, Corrupt Practices Laws, IEEPA, the Trading with the Enemy Act or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended), or any ruling issued thereunder or any enabling legislation or Presidential Executive Order granting authority therefor; or
          (iv) constitutes a default under or contravenes or violates any provision of the Borrower’s Memorandum and Articles of Association or bylaws.
     (f) Government Approvals.
          (i) The Borrower is in compliance in all material respects with all Government Approvals that are required to be obtained by or are otherwise applicable to the Borrower. The Phase I Project and the Phase II Project, if implemented in accordance with the plans and specifications therefor, will conform to and comply in all material respects with all Government Approvals applicable thereto and all Applicable Laws.
          (ii) Each of the Borrower (and, solely to the extent related to the Phase I Project and the Phase II Project, its respective officers, directors, employees, agents and Affiliates) and the Phase I Project and the Phase II Project are in compliance in all material respects with Applicable Laws.
     (g) Ramp and Capital Costs Budget; Ramp Schedule. The Ramp and Capital Costs Budget and the Ramp Schedule (i) are accurate and complete; (ii) were prepared in good faith by the Borrower; (iii) are based upon reasonable assumptions stated therein that are consistent with the provisions of the Financing Documents and Applicable Law; (iv) demonstrate compliance with the Financing Documents; (v) specify, among other things, the schedule for achievement of wafer production capacity benchmarks; (vi) describe and estimate (on an aggregate and quarterly basis) all Project Costs theretofore incurred and expected to be incurred; and (vii) represent the best reasonable estimate as of the date such Ramp and Capital Costs Budget and Ramp Schedule were provided of all costs and expenses anticipated by the Borrower to be incurred prior to the latest date on which the Phase II Completion Date is scheduled at such time, in order to design, procure, construct, install, operate, maintain, develop and own the Fab 7 Plant and the Phase II Facilities in the manner contemplated by the Financing Documents. The Fab 7 Plant and the
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Phase II Project are in Material Compliance with the original Ramp and Capital Costs Budget delivered pursuant to Section 6.01(g) and the Ramp Schedule. The Borrower is not aware of any event, circumstance or condition that could reasonably be expected to cause the Borrower to become out of Material Compliance with the original Ramp and Capital Costs Budget delivered pursuant to Section 6.01(g) or the Ramp Schedule.
     (h) Projections. Each of the financial and operating projections provided to any of the Financing Parties (including the Borrower Projections, the Ramp and Capital Costs Budget and the Ramp Schedule) by or on behalf of the Borrower (i) was prepared with due care and in good faith by the Borrower; (ii) represents a good faith, reasonable estimate as of the date such projection was provided, based on reasonable assumptions as to all matters affecting the estimates therein (including with respect to material liabilities) that are consistent with the Financing Documents and fairly present the Borrower’s expectations as to the matters covered thereby as of the date thereof; and (iii) was prepared on a basis substantially consistent with the financial statements referred to in Section 9.01(m). There are no statements, assumptions or conclusions in any such projections that are based upon or include information then known to the Borrower to be misleading at the time made or that fail to take into account material information then known to the Borrower regarding the matters reported therein.
     (i) Intellectual Property. The Borrower owns, has a license to use or otherwise has rights to use, free and clear of all Liens (other than Permitted Liens), all patents, patent applications, trademarks, permits, service marks, names, trade secrets, proprietary information and knowledge, technology, computer programs, databases, copyrights, licenses, franchises and formulas and other intellectual property rights that are material to, and as of the date that this representation and warranty is given necessary for, the design, procurement, construction, installation, operation, maintenance, development and ownership of the Fab 7 Plant and the Phase II Facilities. To the best of the Borrower’s knowledge, none of the design, procurement, construction, installation, operation, maintenance, development or ownership of the Fab 7 Plant or the Phase II Facilities infringes, violates, misappropriates or otherwise conflicts with the intellectual property rights of any third party in any material respect.
     (j) Proceedings; Labor Disputes and Force Majeure.
          (i) Except as set forth in Schedule 9.01(j), there are no actions, suits, proceedings, claims or investigations at law or in equity by or before any Governmental Authority, arbitral tribunal or other body pending or, to the best of the Borrower’s knowledge, threatened against or affecting the Borrower, its Property, the Fab 7 Plant or the Phase II Project (A) that are likely to affect the validity or enforceability of any Financing Document or agreement relating to the construction or operation of the Fab 7 Plant or the Phase II Facilities or that are likely to result in suspensions or injunctions of any performance thereunder or of operation of the Fab 7 Plant or any part thereof or appeal or revocation of any Government Approval that is applicable to the Phase I Project and the Phase II Project, or (B) that reasonably allege an obligation of the Borrower in excess of US$10,000,000 (or the Singapore Dollar Equivalent thereof), other than actions, suits, proceedings, claims or investigations that are being contested in good faith by the Borrower and that (if adversely determined) could not reasonably be expected to result in a Default or Event of Default.
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          (ii) The Borrower is not in default under any order of any court, arbitrator, administrative agency or other Governmental Authority, other than defaults that could not reasonably be expected to result in a Default or Event of Default.
          (iii) Neither the business of the Borrower nor the Phase I Project nor the Phase II Project has been affected by any labor dispute or other force majeure event.
     (k) Defaults. No Default or Event of Default has occurred and is continuing. The Borrower is not in material default under any material agreement to which it is a party.
     (l) Information. All factual information, reports, financial statements, exhibits and schedules furnished by or on behalf of the Borrower in writing to any of the Financing Parties were true, complete and accurate in all material respects on the date provided and were not on such date incomplete by omitting to state any material fact required to be disclosed under any Applicable Law or Environmental Requirement or necessary to make such information, taken as a whole, not misleading in any material respect. To the best of the Borrower’s knowledge after due inquiry, no document, agreement or information exists that has not been disclosed to Ex-Im Bank and the Lender in writing that is material in the context of the Financing Documents or that has the effect of varying any material provision of any Financing Document.
     (m) Financial Statements. Each financial statement of the Borrower delivered to the Financing Parties pursuant to Sections 6.01(d) and 10.01(o), as applicable, is true, complete and correct in all material respects as of the date of such statement, has been prepared in accordance with GAAP and fairly presents the financial condition, results of operations and cash flows of the Borrower as of the date thereof. Except as set forth in such financial statements or disclosed to Ex-Im Bank and the Lender in writing, there are no liabilities or obligations of any nature whatsoever (whether absolute, accrued, contingent or otherwise, and whether or not due, but not including any liabilities or obligations that would not be required to be disclosed in a financial statement, including the footnotes thereto, pursuant to GAAP for the period to which such financial statements relate) with respect to the Borrower that could reasonably be expected to have a Material Adverse Effect. With respect to each financial statement delivered pursuant to Sections 6.01(d) and 10.01(o), since the date of the Borrower’s most recent financial statement, no event, condition, occurrence or circumstance has existed or exists that constitutes a Material Adverse Effect. The Borrower does not know of any reasonable basis for the assertion against the Borrower or the Phase I Project and the Phase II Project of any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) that is not fully reflected in such financial statements or is an obligation set forth in or contemplated by the Financing Documents that, either individually or in the aggregate, could reasonably be expected to be material to the Borrower.
     (n) Taxes.
          (i) The Borrower has filed or caused to be filed all Tax and information returns that are required to have been filed by it in any jurisdiction and has paid in full all Taxes due and payable on such returns and all other Taxes payable by it, to the extent that such Taxes
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have become due and payable, except for filings and Taxes that are being contested by the Borrower in good faith and for which the Borrower has established appropriate reserves in accordance with GAAP.
          (ii) All required stamp duties, registration fees, filing costs and other charges in connection with the execution, delivery, filing, recording, perfection, priority and/or admissibility in evidence of any Financing Document payable as of the date that this representation and warranty is given have been paid in full or an appropriate exemption therefrom has been obtained.
          (iii) Other than amounts that have been paid in full or will be paid in full on the Initial Utilization Date or as otherwise disclosed in writing to, and approved by, Ex-Im Bank, no Taxes are required to be paid in connection with the execution, delivery, filing, recording, perfection, priority and/or admissibility in evidence of the Financing Documents or to ensure the legality, validity, enforceability, perfection, priority or admissibility in evidence of the Financing Documents.
          (iv) Except for withholding Taxes set forth in Schedule 9.01(n)(iv), the Borrower is not required to make any deduction or withholding from any payment it may make to any Financing Party under any of the Financing Documents.
     (o) Immunity. Neither the Borrower nor its property has any, or is entitled to claim or assert any, right of immunity on the grounds of sovereignty or otherwise from jurisdiction of any court, suit, setoff, legal proceedings generally, attachment before judgment, attachment in aid of execution or other attachment or execution of judgment under the Applicable Laws of Singapore, the United States or any other jurisdiction in which property of the Borrower is located in connection with any action to enforce this Agreement or any other Financing Document. The execution, delivery and performance by the Borrower of each Financing Document to which it is a party are private and commercial acts performed for private and commercial purposes.
     (p) Legal Form. Subject to the exceptions set forth in the legal opinions delivered pursuant to Section 6.01(e) and accepted in accordance with the initial Disbursement under the Tranche A Guaranteed Credit, each Financing Document is (i) in proper legal form under the Applicable Laws of Singapore, and (ii) capable of enforcement in Singapore without further action on the part of any Financing Party.
     (q) Environmental Matters. There is no violation of any applicable Environmental Law or Environmental Requirement that could reasonably be expected to result in any material delay in the construction of the Fab 7 Plant or the Phase II Facilities as contemplated by the then-applicable Ramp Schedule and Ramp and Capital Costs Budget, or any material interference with the commercial operation of the Fab 7 Plant or the Phase II Facilities. All material environmental reports, investigations, studies, audits, reviews and analyses conducted by or in the possession of the Borrower with respect to the Phase I Project or the Phase II Project have been provided to Ex-Im Bank and the Lender. There is no pending proceeding or, to the best of the Borrower’s knowledge, investigation or inquiry by any Governmental Authority or
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any non-governmental third party (other than those that are routine and ordinary in nature and that could not reasonably be expected to adversely affect the Phase I Project or the Phase II Project in any material respect) with respect to the presence or release of Hazardous Materials relating to the Phase I Project or the Phase II Project.
     (r) No Undisclosed Liabilities. As of the date of this Agreement, the Borrower has no Indebtedness or other obligations or liabilities, contingent or otherwise, of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due), other than (i) those incurred under or permitted by the Financing Documents, and (ii) the Indebtedness set forth in Schedule 9.01(r). The Borrower does not know of any reasonable basis for the assertion against the Borrower of any material liability or material obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) that is not fully reflected in the Indebtedness set forth in Schedule 9.01(r) and the obligations incurred under or permitted by the Financing Documents. On the Initial Utilization Date and on each date thereafter upon which this representation and warranty is restated, the Borrower has no Indebtedness or other liabilities, contingent or otherwise, other than those incurred under or permitted by the Financing Documents and those set forth in Schedule 9.01(r).
     (s) No Material Adverse Effect. As of the date hereof, no Material Adverse Effect has occurred and is continuing; nor is there any fact or circumstance known to the Borrower that could reasonably be expected to result in a Material Adverse Effect.
     (t) Corrupt Practices Laws. Without limiting any other provision of this Section 9, the internal management and accounting practices and controls of the Borrower are adequate to ensure compliance with, and the Borrower (and its officers, directors, employees, agents or Subsidiaries) are otherwise in full compliance with, Corrupt Practices Laws.
     (u) ERISA and Foreign Benefit Plans.
          (i) The Borrower is neither a “plan sponsor” (as defined in Section 3(16)(B) of ERISA) of an ERISA Plan nor a participating employer in an ERISA Plan and has incurred no material obligation in connection with an ERISA Plan. The Borrower is not, and has not been within the preceding six (6) years, an ERISA Affiliate of any Person. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will involve a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code that is not exempt under Section 406 of ERISA or under Section 4975 of the Code.
          (ii) All contributions required to be made by the Borrower or any ERISA Affiliate with respect to a Foreign Benefit Plan have been made. Each Foreign Benefit Plan has been maintained in substantial compliance with its terms and with the requirements of any and all Applicable Laws and has been maintained, where required, in good standing with applicable Governmental Authorities, except in each instance where a failure to do so could not reasonably be expected to have a Material Adverse Effect. The Borrower has not incurred any material obligation in connection with the termination, withdrawal from or payment of benefits under any Foreign Benefit Plan.
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     (v) Investment Company Act. The Borrower has not taken any action that could result in the Borrower’s falling within the definition of, and the Borrower is not, an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act.
     (w) Principal Office. The Borrower’s principal executive office is located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. The Borrower has not transacted any business under any name other than Chartered Semiconductor Manufacturing Ltd. The Borrower has no executive offices in the United States.
     (x) Use of Proceeds. The Borrower has not used the proceeds of any Disbursements for any purpose other than the payment of (i) the Financed Portion of costs incurred on or after the Initial Eligibility Date for the purchase of Goods and Services used (or to be used) in connection with the design, development, construction, installation and completion of the Phase II Facilities ; and (ii) the Exposure Fee related to such Financed Portion.
     (y) No Additional Fees. Other than as contemplated in the Borrower Projections and the Ramp and Capital Costs Budget, the Borrower has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of arranging the financing of the transactions contemplated by the Financing Documents.
     (z) Condition of Systems. All material property, equipment and systems of the Borrower are in good repair, working order and condition, ordinary wear and tear excepted, and are in material compliance with (i) Applicable Law, and (ii) all Government Approvals applicable to the Phase I Project and the Phase II Project.
     (aa) Insurance. The Borrower has obtained and maintained, or caused to be obtained and maintained, all insurance required in connection with the Phase I Project and the Phase II Project from financially sound and reputable insurers and in amounts and with coverages, deductibles and indemnities that are, in each case, consistent with Prudent Industry Practice.
     (bb) Casualty. No (i) Total Event of Loss, or (ii) as of the Initial Utilization Date, Casualty Event in excess of US$1,000,000 (in the case of the Phase II Facilities) or US$10,000,000 (in each other case) has occurred.
     (cc) Solvency. As of the date hereof, on a pro forma basis after giving effect to the transactions contemplated hereby, (i) the aggregate assets, at a fair valuation, of the Borrower will exceed the aggregate Indebtedness of the Borrower; (ii) the Borrower will not have incurred, does not intend to incur, and does not believe that it will incur, Indebtedness beyond its ability to pay such Indebtedness as such Indebtedness matures; and (iii) the Borrower will not have (and has have no reason to believe that it will have thereafter) unreasonably small capital for the conduct of its business.
     (dd) Supply Contract(s). No Applicable Law of the Borrower’s Country is or will be violated by either any Supply Contract or the Borrower’s performance of its obligations under any Supply Contract.
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     (ee) Use of Goods and Services. The Goods and Services will be used for lawful purposes.
     (ff) Suspension and Debarment. The Borrower and each of its Principals (as defined pursuant to 31 C.F.R. § 19.105) individually have not within the past three (3) years been (i) debarred, suspended, declared ineligible from participating in, or voluntarily excluded from participation in, a “Covered Transaction,” (as defined pursuant to Executive Order 12549, 31 C.F.R. Part 19); (ii) formally proposed for debarment, with a final determination still pending; (iii) indicted, convicted or had a civil judgment rendered against it for any of the offenses listed in the Debarment Regulations; or (iv) delinquent on any substantial debts owed to the U.S. Government or its agencies or instrumentalities as of the date hereof.
     (gg) No Delinquency on Amounts Due to the United States. The Borrower is not delinquent on any amounts due and owing to any Governmental Authority of the United States as of the date of this Agreement.
     (hh) IEEPA; Trading with the Enemy Act. None of the Borrower or any of its officers, directors, employees, agents or Affiliates, acting on the Borrower’s behalf, has taken any action in connection with the Phase I Project and the Phase II Project that violates IEEPA or the Trading with the Enemy Act.
     (ii) Anti-Terrorism Laws. To the best of its knowledge, neither the Borrower nor any of its Affiliates (i) is, or is controlled by, a Restricted Party; (ii) has received funds or other property from a Restricted Party; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. The Borrower and each of its Subsidiaries have taken reasonable measures to ensure compliance with the Anti-Terrorism Laws.
     (jj) NAND Flash Memory. The Borrower does not intend to use any of the Goods or Services in the production of NAND flash memory.
     The representations and warranties of the Borrower set forth in this Section 9.01 shall be deemed repeated as of the date of each Disbursement and Utilization, as the case may be, with the same force and effect as if made on such date, except for any such representations and warranties that by their terms expressly relate only to an earlier date.
SECTION 10. AFFIRMATIVE COVENANTS
     10.01 Affirmative Covenants of the Borrower. The Borrower covenants and agrees that until all amounts owing under this Agreement and the Guaranteed Note(s) have been paid in full and the Commitments have been cancelled or terminated, unless Ex-Im Bank shall have consented in writing:
     (a) Maintenance of Existence. The Borrower shall at all times preserve and maintain (a) its legal existence under Applicable Laws of Singapore, (b) its qualifications to do business in full force and effect in Singapore and each other jurisdiction in which the character of the property owned or leased by it or in which the transaction of its business as conducted or
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proposed to be conducted makes such qualification necessary, and (c) its principal place of business and chief executive office in Singapore.
     (b) Government Approvals. The Borrower shall obtain and at all times maintain as and when required under Applicable Law and Environmental Requirements, in full force and effect and, where applicable, renew, all material Government Approvals necessary for the design, development, construction, installation, completion and operation of the Fab 7 Plant and the Phase II Facilities.
     (c) Compliance with Laws.
          (i) The Borrower shall at all times, including, without limitation, during any Project testing, (i) comply in all respects with Environmental Requirements and Corrupt Practices Laws; and (ii) comply in all material respects with all other Applicable Laws, including without limitation, Anti-Terrorism Laws, IEEPA, the Trading with the Enemy Act and the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B. Chapter V, as amended) and any ruling issued thereunder and any enabling legislation or Executive Order of the President of the United States granting authority therefor, and, to the extent that the standards or requirements imposed under any of the foregoing are not the same, the Borrower shall comply with the strictest standard or requirement.
          (ii) The Borrower shall ensure that none of its directors, members of senior management, ultimate beneficial owners, or principal third parties with whom the Borrower is engaged in business is a Person included in the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the United States Department of Treasury, which list is available at http://www.ustreas.gov/offices/ enforcement/ofac/sdn/.
     (d) Use of Proceeds. The Borrower shall use the proceeds of the Loans exclusively for the payment of (i) the Financed Portion of costs incurred on or after the Initial Eligibility Date for the purchase of Goods and Services used or to be used in connection with the design, development, construction, installation and completion of the Phase II Facilities; and (ii) the Exposure Fee related to such Financed Portion.
     (e) Project Construction. Without limiting any other Section hereof, the Borrower shall cause the design, development, construction, installation and completion of the Fab 7 Plant and the Phase II Facilities to be carried out and completed with due diligence and continuity, in a good and workmanlike manner and in accordance with sound, generally accepted construction and engineering practices and Applicable Law, and in Material Compliance with the Ramp Schedule and the Ramp and Capital Costs Budget and without material deviation from the plans and specifications set out in the agreements required for the design, development, construction, installation, operation or maintenance of the Fab 7 Plant and the Phase II Facilities.
     (f) Operation and Maintenance. The Borrower shall maintain, use and operate the systems and equipment material to the operations of the Fab 7 Plant and the Phase II Facilities (i) in good working order and condition and, from time to time, make or cause to be made all appropriate and proper repairs, renewals, replacements, enhancements, additions and all
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improvements thereto, all in accordance with Prudent Industry Practice and Applicable Law; and (ii) in a manner that ensures that the conditions set forth in the warranty provisions provided by any manufacturer, supplier, vendor or licensor of any equipment or process incorporated into the Fab 7 Plant and the Phase II Facilities (whether in such manufacturer’s, supplier’s, vendor’s or licensor’s operating manuals or otherwise) are not violated in any manner that could reasonably be expected to be material to the Borrower.
     (g) Insurance. The Borrower shall obtain and maintain, or shall cause to be obtained and maintained, all insurance required in connection with the Phase II Project from financially sound and reputable insurers and in amounts and with coverages, deductibles and indemnities that are, in each case, consistent with Prudent Industry Practice.
     (h) Title; Rights to Property. The Borrower shall have and maintain (i) all rights to use the parcels of land underlying its facilities (including the Fab 7 Plant and the Phase II Facilities), and (ii) such other property rights (including all easements and rights of ingress and egress) as are necessary in order to permit the design, procurement, construction, installation, operation, maintenance, development and ownership of the Fab 7 Plant and the Phase II Facilities in material conformity with the requirements of the Financing Documents and the Ramp and Capital Costs Budget.
     (i) Books, Records and Inspections; Accounting and Audit Matters.
          (i) The Borrower shall maintain adequate management information and cost control systems and shall keep proper books of record and account adequate to reflect fairly the financial condition and results of operations of the Borrower and all dealings and transactions related to its business in which full, true and correct entries shall be made in conformity with GAAP and Applicable Law, consistently applied. Without limiting the foregoing, the Borrower shall implement and maintain all internal management and accounting practices and controls necessary to ensure compliance with Corrupt Practices Laws.
          (ii) The Borrower shall permit, upon reasonable notice at reasonable times, any Financing Party and any officers and designated representatives of any such Person to visit and inspect any of the property of the Borrower, the Fab 7 Plant and the Phase II Project for any reasonable purposes (including the purpose of carrying out an inspection or verification by any such Person to assess whether the proceeds of the Guaranteed Credits have been used for the purchase of Goods and Services, and to determine the actual or likely cost of Goods and Services financed by the Guaranteed Credits), and to examine and make copies of the books of record and account and documents of the Borrower and the Phase I Project and the Phase II Project and discuss the affairs and accounts of the Borrower and the Phase I Project and the Phase II Project with, and be advised as to the same by, the officers and personnel of the Borrower; provided, however, that each such Person shall comply with the Borrower’s ordinary course safety procedures and not interfere with the operation of the Fab 7 Plant and the Phase II Facilities.
     (j) Taxes. The Borrower shall pay, or arrange for the payment prior to delinquency of, all Taxes and all other charges (i) imposed on the Borrower or its income, profits or any of its Property, or (ii) payable on or in connection with the execution, issue, delivery, registration, notarization, perfection or performance, or for the legality, validity or enforceability, of this
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Agreement, the other Financing Documents and any other documents related to this Agreement, except any Taxes or such other charges that are being contested in good faith by the Borrower for which adequate cash reserves have been set aside in accordance with GAAP, so long as such contest does not result in a Material Adverse Effect. The Borrower shall promptly pay or cause to be paid any valid, final judgment enforcing any such Taxes or other claims, levies or liabilities of the Borrower related to such Taxes and shall cause the same to be satisfied of record.
     (k) Proper Legal Form. The Borrower shall take all action within its control required or, in the reasonable opinion of each Financing Party, advisable to ensure that each Financing Document (i) is in proper legal form under Applicable Laws of Singapore and (if different) of the jurisdiction by which it is governed, and (ii) is capable of enforcement in Singapore and such other jurisdiction (if applicable) without further action on the part of any Financing Party.
     (l) Consultation and Cooperation. The Borrower (i) shall consult with Ex-Im Bank regarding the Phase I Project and the Phase II Project as required by the Financing Documents and, where not so required, pursuant to any request of Ex-Im Bank (acting reasonably if no Default or Event of Default shall then have occurred and be continuing), (ii) agrees to cooperate in all reasonable respects with the Facility Agent and Ex-Im Bank and any consultant retained by either of them in the administration of the Financing Documents, and (iii) shall ensure that the Facility Agent, Ex-Im Bank and any such consultant will be provided in a timely manner with all information reasonably requested and reasonably required by any such Person.
     (m) Historical Debt Service Coverage Ratios. On each Repayment Date, the Borrower shall calculate and submit to the Financing Parties the Historical Debt Service Coverage Ratio. If, on any Repayment Date, such Historical Debt Service Coverage Ratio is less than 1.3, then within thirty (30) days after submission of such calculation to the Financing Parties, the relevant Debt Service Reserve Requirement and the Debt Service Reserve Letter of Credit (or, if applicable, the funded balance of the Debt Service Reserve Account) shall be increased by an amount equal to the Debt Service Reserve Requirement.
     (n) Additional Documents. The Borrower shall execute and deliver, from time to time as reasonably requested by any Financing Party at the Borrower’s expense, such other documents as shall be reasonably necessary or advisable or that such Financing Party may reasonably request in connection with the rights and remedies of the Financing Parties granted or provided for by the Financing Documents, and to consummate the transactions contemplated therein.
     (o) Financial Statements. The Borrower shall deliver to the Financing Parties the following:
          (i) As soon as available, but in any event within one hundred twenty (120) days after the end of each Fiscal Year, annual reports containing the following:
               (A) its audited balance sheet as at the end of such Fiscal Year, with related statements of income and retained earnings, cash flow statements and a statement of sources and uses of funds for such Fiscal Year, in each case in customary form setting out comparative figures for the preceding Fiscal Year; and
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               (B) a report thereon by the Independent Accountant, which shall include a certification that all such statements (1) are in agreement with the Borrower’s books of account, (2) fairly present the Borrower’s financial condition and results of operations, and (3) are prepared in accordance with GAAP.
          (ii) Promptly after receipt by the Borrower, and in any event within thirty (30) days after receipt thereof, any other annual or interim reports given to the Borrower by the Independent Accountant other than ordinary course non-substantive correspondence.
          (iii) As soon as available, but in any event within sixty (60) days after each of the first three fiscal quarters in each Fiscal Year, a complete unaudited balance sheet of the Borrower as at the end of each such fiscal quarter with related statements of income and retained earnings and statements of cash flows for each such fiscal quarter and for the elapsed portion of the Fiscal Year ended with the last day of each such fiscal quarter, prepared in accordance with GAAP (other than in relation to the provision of footnotes) and setting out comparative unaudited figures for the comparable periods in the prior Fiscal Year, together with a certificate of an Authorized Officer of the Borrower setting forth information regarding the Borrower’s depreciation of capital assets and amortization of its intangible assets and leasehold improvements for such period, all of which shall be in a form acceptable to Ex-Im Bank.
          (iv) At the time of delivery of any financial statements pursuant to this Section 10.01(o), a certificate of an Authorized Officer of the Borrower substantially in the form of Exhibit D and otherwise satisfactory to Ex-Im Bank, to the effect that, based upon such Authorized Officer’s review of the terms of the Financing Documents and the financial condition of the Borrower during the relevant accounting period:
               (A) such financial statements are true, complete and correct in all material respects as of the date of such statements, have been prepared in accordance with GAAP and fairly present in all material respects the financial condition, results of operations and the cash flows of the Borrower as at the end of and for the applicable period (subject, in the case of quarterly financial statements, to normal year-end audit adjustments);
               (B) other than as set forth in such financial statements or otherwise previously disclosed in writing to Ex-Im Bank and the Facility Agent, there are no liabilities or obligations that could reasonably be expected to be material to the Borrower or that could reasonably be expected to have a Material Adverse Effect; and
               (C) no Default or Event of Default has occurred and is continuing that has not been waived;
          or, if any of the foregoing certifications cannot be made, an explanation of the reasons that such certification cannot be made and what remedial action the Borrower is taking or proposes to take in response thereto.
          (v) Promptly after the Borrower’s receipt thereof, a copy of any material management letters or other material communications between the Borrower and any accountant
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in relation to (A) its financial, accounting and other systems, (B) its management or accounts, or (C) the Phase I Project and the Phase II Project.
          (vi) Without duplicating any other information provided under this Section 10.01(o), copies of each filing or registration made with the Commission, promptly after the same is made.
     (p) Notice of Certain Events and Circumstances. Promptly (but in any event within five (5) Business Days (in the case of Section 10.01 (p)(i)) or fourteen (14) Business Days (in each other case)) after any officer of the Borrower obtains knowledge or becomes aware thereof (or reasonably should have become aware thereof), the Borrower shall provide to the Financing Parties notice of the occurrence or existence of:
          (i) any Default or Event of Default, specifying the nature of such Default or Event of Default and any action the Borrower is taking or proposes to take to remedy the same;
          (ii) any pending or threatened (in writing) litigation, action, suit, proceeding, claim or dispute (A) that could reasonably be expected individually or in the aggregate to result in a judgment exceeding US$10,000,000; or (B) that is reasonably expected individually or in the aggregate to have a Material Adverse Effect;
          (iii) the expected Phase II Partial Completion Date;
          (iv) the occurrence of Phase II Partial Completion;
          (v) the occurrence of the Phase II Interim Completion Date;
          (vi) the expected Phase II Completion Date;
          (vii) the occurrence of Phase II Completion;
          (viii) any event, circumstance or condition that has caused, or could reasonably be expected to cause, the Borrower to be or to become out of Material Compliance with the original Ramp and Capital Costs Budget delivered pursuant to Section 6.01(g) or the Ramp Schedule;
          (ix) any change of any Authorized Officer of the Borrower having primary responsibility for the administration of this Agreement and the transactions contemplated hereunder (including the execution and delivery of any certificates required hereunder), together with certified specimen signatures of any new officer so appointed and, if requested by the Financing Parties, reasonably satisfactory evidence of the authority of such new Authorized Officer;
          (x) to the best of the Borrower’s knowledge, any breakdown, stoppage or unscheduled suspension of the operations of the entire Fab 7 Plant or the Phase II Facilities in excess of forty-eight (48) hours;
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          (xi) any Total Event of Loss;
          (xii) (A) any Casualty Event affecting the Phase II Facilities with estimated or actual losses of a value in excess of US$1,000,000 (or the Singapore Dollar Equivalent thereof), whether or not covered by insurance or the Casualty Proceeds from which are not expected to be applied to the repair or restoration of the Phase II Facilities; and (B) any other Casualty Event with actual or estimated losses in excess of US$10,000,000 (or the Singapore Dollar Equivalent thereof);
          (xiii) any proposed action by any applicable Governmental Authority that has, or could reasonably be expected to have, a material adverse effect on the ability of the Borrower to design, develop, construct, install, operate or maintain the Fab 7 Plant or the Phase II Facilities; and
          (xiv) any failure by Temasek to maintain Control of the Borrower or a less than thirty percent (30%) ownership interest in the Borrower’s Capital Stock.
     (q) Environmental Reporting.
          (i) Within thirty (30) days after the end of each calendar year, the Borrower shall provide to Ex-Im Bank a report on the Borrower’s compliance over the preceding year with Environmental Laws and Environmental Requirements. Such report shall include a narrative summary of (A) any environmental deficiencies identified by any Governmental Authority and any remedial action taken with respect thereto, (B) any changes in applicable Environmental Laws or Environmental Requirements and the potential effect on the Borrower therefrom, and (C) any such other items as Ex-Im Bank may reasonably request.
          (ii) Promptly (but in any event within three (3) Business Days) after an officer of the Borrower obtains knowledge or becomes aware thereof (or, with respect to the remedial plan referred to in clause (B)(3) below, after a complete draft thereof is prepared), the Borrower shall provide to the Financing Parties:
               (A) notice of any pending or, to the best of the Borrower’s knowledge, material threatened Environmental Claim (1) against the Borrower or any of its contractors or lessees arising in connection with their occupying, or conducting operations on or at the Fab 7 Plant or the Phase II Facilities, or (2) otherwise relating to the Borrower’s assets; and
               (B) (1) notice of any act or omission of the Borrower or any other fact, circumstance, condition or occurrence at, on, or arising in any way from the Phase I Project or the Phase II Project that results in any material non-compliance with or material liability under any other Environmental Laws or any non-compliance or liability under any Environmental Requirement, (2) a description of such non-compliance or liability, and the Borrower’s plan to assess the impact of such non-compliance or liability and determine the remedial efforts required with respect to such non-compliance or liability, (3) a copy of the Borrower’s remedial plan, and (4) as and when taken, notice of the steps implemented by the Borrower with respect thereto.
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     (r) Construction Progress Reports. At least fourteen (14) Business Days prior to the Initial Utilization Date, the Borrower shall submit to the Financing Parties the initial Construction Progress Report. Thereafter, within thirty (30) days after the end of each fiscal quarter prior to Phase II Completion, the Borrower shall deliver to the Financing Parties a Construction Progress Report for such quarter, certified as true and correct by an Authorized Officer of the Borrower.
     (s) Annual Budget.
          (i) The Borrower shall submit to the Financing Parties the Annual Budget for the Fiscal Year that includes the Initial Utilization Date at least fourteen (14) Business Days prior to the Initial Utilization Date. For each Fiscal Year thereafter, as soon as it is available, but in any event at least fifteen (15) days prior to the commencement of such Fiscal Year, the Borrower shall submit to the Financing Parties the Annual Budget for such Fiscal Year prepared by the Borrower. Each Annual Budget shall include projected operating expenses, Capital Expenditures, financing costs and revenues for the Fiscal Year covered thereby and shall be accompanied by statements of an Authorized Officer of the Borrower certifying that, to the best of such Authorized Officer’s knowledge, after reasonable inquiry, such Annual Budget is a reasonable estimate for such Fiscal Year. The Borrower shall from time to time update or amend the Annual Budget upon the reasonable request of Ex-Im Bank.
          (ii) In the event the Borrower in any Fiscal Year makes expenditures that exceed one hundred ten percent (110%) of the aggregate amount set forth in the Annual Budget for such Fiscal Year, the Borrower shall promptly (and in any event within ninety (90) days after the end of such Fiscal Year) provide each of the Financing Parties with a variance report identifying (on a line item basis) such expenditures in excess of budget and providing a reasonably detailed narrative description of the causes of such excesses and the steps, if any, the Borrower proposes to take in connection therewith.
     (t) Payment of Obligations. The Borrower shall pay, when due, all material obligations.
     (u) Debt Service Reserve Requirement.
          (i) The Borrower shall either fund the Debt Service Reserve Account in the amount of, or maintain one or more Debt Service Reserve Letters of Credit in a face amount from time to time equal to, the relevant Debt Service Reserve Requirement.
          (ii) If as of any Repayment Date the undrawn amount of the Debt Service Reserve Letter of Credit exceeds the relevant Debt Service Reserve Requirement at such time and no Default or Event of Default shall have occurred and be continuing, then at the written request of the Borrower, Ex-Im Bank shall consent to the amendment or replacement or release of such Debt Service Reserve Letter of Credit solely in order to reduce its stated amount by the amount of such excess.
          (iii) If as of any Repayment Date the funded amount of the Debt Service Reserve Account exceeds the relevant Debt Service Reserve Requirement at such time (the amount of such excess, the “DSRA Surplus”) and no Default or Event of Default shall have
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occurred and be continuing, then at the written request of the Borrower, Ex-Im Bank shall, after confirming receipt by the Lender of all amounts due and payable on such Repayment Date, consent to the withdrawal of such DSRA Surplus solely in order to reduce the funded amount of the Debt Service Reserve Account by the amount of the DSRA Surplus.
     (v) Notice of Suspension or Debarment. The Borrower shall, as promptly as practicable but in any event within two (2) Business Days, provide written notice to Ex-Im Bank (to the attention of the Asset Management Division) if at any time it learns that (i) the representation set forth in Section 9.01(ff), or (ii) the certification set forth in Part B, paragraph 4 of any Exporter’s Certificate was erroneous when made or has become erroneous by reason of changed circumstances.
     (w) Use of Goods and Services. The Goods and Services will be used for lawful purposes, and the Borrower shall not sell the Goods and Services, or use or permit the use of the Goods and Services in any country other than the Borrower’s Country.
     (x) Other Acts. The Borrower shall from time to time do all things as may be necessary or as reasonably requested by the Financing Parties (or any of them) in order to effect the purposes of this Agreement and to protect the interests of Ex-Im Bank in the Guaranteed Notes.
     (y) Marine and Transit Hazards Insurance. The Borrower shall obtain or cause to be obtained insurance against marine and transit hazards on all shipments of Goods in an amount not less than the amount of the Disbursements that have been or are to be made with respect to those shipments; and shall use reasonable commercial efforts to give U.S. insurers a non-discriminatory opportunity to bid for such insurance business related to such Goods.
     (z) Debt to Equity Ratio. Within thirty (30) days after each Repayment Date, the Borrower shall calculate and submit to the Financing Parties the Debt to Equity Ratio as of such Repayment Date. If the Debt to Equity Ratio as of such Repayment Date is greater than 1.8, the Borrower shall, within ninety (90) days after submission of such calculation to the Financing Parties, provide evidence to the Financing Parties, in form and substance satisfactory to Ex-Im Bank, that the Debt to Equity Ratio, as of the date that such evidence is submitted to the Financing Parties, is not greater than 1.8.
     (aa) Pari Passu Ranking of Loans. Subject to any exceptions provided by Applicable Law, the Borrower shall take all actions necessary to ensure that the Loans rank at least pari passu in right of payment and (other than obligations secured by Permitted Liens) in right of security with any other obligation of the Borrower.
SECTION 11. NEGATIVE COVENANTS
     11.01 Negative Covenants of the Borrower. The Borrower covenants and agrees that until all amounts owing under this Agreement and the Guaranteed Notes have been paid in full and the Commitments have been cancelled or terminated, unless Ex-Im Bank shall have consented in writing:
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     (a) Restricted Payments. The Borrower shall not reduce its capital or make any payments (directly or indirectly, by offset or otherwise) to any of its shareholders, or authorize or make any other distribution, payment or delivery of property or cash to any such Person, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its Capital Stock now or hereafter outstanding (or any options or warrants issued by the Borrower with respect to its Capital Stock) or set aside any funds for any of the foregoing purposes (each of the foregoing events being a “Restricted Payment”), or enter into any profit sharing or royalty arrangement that would have the effect of a Restricted Payment, (i) prior to the Phase II Completion Date, (ii) if after giving effect to such Restricted Payment the aggregate amount of the Corporate Cash Balance together with the amount of all committed and available but unutilized credit under the Other Phase II Credit Facilities would be less than US$500,000,000, or (iii) in contravention of Applicable Law. Nothing in this Section 11.01(a) shall restrict the Borrower’s ability to enter into and perform arm’s-length commercial transactions with shareholders in the ordinary course of business.
     (b) Immunity. In any proceedings in Singapore or elsewhere, the Borrower shall not claim or assert for itself, its property or the Phase I Project or the Phase II Project any immunity (including claims of sovereign immunity) as against any Financing Party from suit, execution, attachment or other legal process, whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise.
     (c) Liens. The Borrower shall not, and shall not agree to, and shall not permit any of its Subsidiaries to, or to agree to, directly or indirectly, create, incur, assume, suffer to exist or otherwise permit at any time any Lien now or hereafter upon or with respect to any of its Property, other than Permitted Liens.
     (d) Investments. The Borrower shall not directly or indirectly (i) make or permit to remain outstanding any Investments other than Permitted Investments, or (ii) make any advances, Guarantees or loans other than as permitted under the Financing Documents.
     (e) Indebtedness. The Borrower shall not, and shall not agree to, and shall not permit any of its Subsidiaries to, or to agree to, directly or indirectly, contract, create, incur, assume, suffer to exist, Guarantee or otherwise be or become liable with respect to any Indebtedness other than Permitted Indebtedness.
     (f) Merger; Sale of Assets; Dissolution. The Borrower shall not, and shall not agree, directly or indirectly, to:
     (i) enter into any transaction of merger or consolidation,
     (ii) wind up, liquidate, or dissolve itself, or file any petition or pass a resolution seeking the same,
     (iii) commence any voluntary Insolvency Proceeding,
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(iv) acquire Property or assets outside of the ordinary course of its business (it being understood that (without limiting any other provisions of this Agreement) Investments consisting of strategic acquisitions, joint ventures or partnerships, in each case related to the Borrower’s business, shall be deemed to be within the ordinary course of the Borrower’s business), or
(v) convey, sell, assign, lease (as lessor), transfer, pledge or otherwise dispose of any Property or assets other than: (A) sales of inventory and product, (B) leases of or other agreements (including agreements relating to any prospective expansion of the Fab 7 Plant pursuant to a joint venture or otherwise) relating to unused or underutilized production capacity in the ordinary course of business, (C) agreements relating to dedication of production capacity to customers, in the form of leases or otherwise, in the ordinary course of business, and (D) sales or leases of any material portion of its Property or assets that are (x) uneconomic or obsolete, (y) no longer used or useful or necessary in connection with the operation of the Borrower’s business, or (z) at the end of their useful life and that are replaced by other Property or assets of equal value and utility as at the beginning of its useful life; provided, however, that in each case set forth in clauses (A) through (D) of this clause (v) the Borrower shall have received consideration determined on an arm’s-length basis (or if no consideration was given, such determination was made on an arm’s-length basis).
     (g) Nature of Business. The Borrower shall not, directly or indirectly, (i) enter into any transactions except in the ordinary course of business and on an arm’s-length basis, or (ii) take any action, whether by acquisition or otherwise, that would constitute or result in any material alteration to the nature of its business or the nature, size or scope of the Phase I Project or the Phase II Project.
     (h) Corporate Documents; Capital Structure. The Borrower shall not (i) amend or modify its Memorandum and Articles of Association, except for any amendment or modification (A) necessary to cure an ambiguity, inconsistency, formal defect or omission therein, for the purposes of increasing its capital or for immaterial changes reasonably required to comply with mandatory requirements of Applicable Law, and (B) that does not adversely affect Ex-Im Bank or the Lender; (ii) change its legal form; or (iii) without providing Ex-Im Bank with ninety (90) days’ prior written notice thereof, change its name, Fiscal Year, principal place of business or chief executive office.
     (i) Use of Sites or Project. The Borrower shall not use, maintain, operate or occupy, or allow the use, maintenance, operation or occupancy of, any portion of the Borrower’s facilities and the sites where these facilities are located for any purpose, or in any manner, contrary to Prudent Industry Practice or, without limiting the foregoing, for any purpose or in any manner (i) that could reasonably be expected to have a Material Adverse Effect, or (ii) other than for the intended purpose thereof.
     (j) Hazardous Materials. The Borrower shall not use, store, hold or release or permit the use, storage, holding or release of, any Hazardous Materials at the Fab 7 Plant in violation of any Applicable Law or Environmental Requirement.
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     (k) ERISA. Except as required by Applicable Law, other than with respect to any Foreign Benefit Plans maintained as of the date of this Agreement, the Borrower shall not establish, maintain, contribute to or become obligated to contribute to any ERISA Plan or any Foreign Benefit Plan or suffer or permit any ERISA Affiliate to do so. In the event the Borrower or any ERISA Affiliate, in compliance with legal requirements, becomes obligated to establish, maintain, contribute to or become obligated to contribute to any ERISA Plan or Foreign Benefit Plan, the Borrower shall (and shall cause each ERISA Affiliate to) fully comply with all of its and their respective obligations with respect thereto, including all applicable funding obligations.
     (l) Hedging. The Borrower shall not enter into any interest rate, currency or commodity price-rise hedging arrangement or forward contract that contravenes the Hedging Policies.
     (m) Investment Company Act. The Borrower shall not take (or permit any Subsidiary to take) any action that could result in the Borrower being required to register as an “investment company” or being a company “controlled” by a company required to register as an “investment company” under and within the definitions set forth in the Investment Company Act.
     (n) DRAM Chips. The Borrower shall not manufacture or sell any dynamic random access memory wafers or chips produced by the Fab 7 Plant.
     (o) Accounting Changes. The Borrower shall not (i) change its Fiscal Year without filing with the Commission a reconciliation of accounts following such change, which reconciliation of accounts shall not result in any changes to any of the financial ratios provided for herein, or make any other significant change in accounting treatment and reporting practices except as required or permitted by GAAP; or (ii) replace the Independent Accountant with any accountant other than a member of the “Big Four” accounting firms without the prior written consent of Ex-Im Bank.
     (p) Suspension and Debarment, etc. The Borrower shall not knowingly enter into any transactions in connection with Goods and Services with any Person who is debarred, suspended, declared ineligible or voluntarily excluded from participation in procurement or non-procurement transactions with any United States federal government department or agency pursuant to any of the Debarment Regulations.
     (q) Acquisition List and Supply Contract. The Borrower shall not amend or alter the Acquisition List or the Supply Contracts or assign any rights under the Supply Contracts without the prior written consent of Ex-Im Bank.
     (r) Transactions with Affiliates. The Borrower will not (and will ensure that its Subsidiaries will not) enter into any transactions with any Affiliate other than on arms-length terms.
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SECTION 12. CANCELLATION, SUSPENSION AND EVENTS OF DEFAULT
     12.01 Cancellation by the Borrower.
     (a) The Borrower may cancel at any time all or any part of the undisbursed and uncancelled amount of the Guaranteed Credits for which Letters of Credit have not been issued, advised or confirmed; provided that thirty (30) days’ prior written notice is given to the Lender, the Facility Agent and Ex-Im Bank; and provided, further, that:
          (i) in the case of any termination in full of the undrawn Commitments:
               (A) the initial Disbursement under the Tranche A Guaranteed Credit shall not have occurred; or
               (B) the Phase II Completion Date shall have occurred; or
               (C) contemporaneously with such termination in full the Borrower shall have paid or repaid all of the Guaranteed Credits then outstanding, together with all accrued and unpaid interest thereon and all other obligations accrued hereunder; and
          (ii) in connection with any other reduction or termination of the undrawn Commitments:
               (A) the Borrower shall give at least thirty (30) days’ prior written notice to Ex-Im Bank, the Lender and the Facility Agent of each such reduction or termination;
               (B) Ex-Im Bank and the Lender shall agree on the proportionate reduction to be attributed to each Credit Facility as a result of such reduction or termination;
               (C) each partial reduction shall be in an aggregate amount at least equal to US$2,000,000;
               (D) such reduction or termination will not cause a Default, Event of Default or other breach or default under any Financing Document;
               (E) the Borrower shall have paid all interest, fees, expenses and other amounts then due under any Financing Document; and
               (F) the Borrower shall have delivered to the Financing Parties a certificate from an Authorized Officer of the Borrower (1) identifying all Project Costs required to be incurred in order to achieve Phase II Completion on or before the Date Certain (assuming that all budgeted contingency amounts in the Ramp and Capital Costs Budget shall be fully expended) and certifying that, after giving effect to such reduction, the Borrower will have Total Funding Available in an amount sufficient to design, procure, construct, install, operate, maintain, develop and own the Phase II Facilities without any material delay that could have been avoided with funds available under the Commitments proposed to be cancelled, and in full
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compliance with the Financing Documents, (2) attaching evidence reasonably satisfactory to Ex-Im Bank in support of such certification, and (3) stating that, after giving effect to such reduction and use of Total Funding Available, no Default or Event of Default will occur as a result of the relevant commitment reduction.
     (b) In the event of a cancellation of all or part of either Guaranteed Credit by the Borrower, the Borrower shall pay (i) to Ex-Im Bank, on or before the proposed date of cancellation, all Guarantee Commitment Fees on the cancelled portion of the relevant Guaranteed Credit accrued and unpaid under Section 7.01 and all other amounts due and payable under this Agreement as of the proposed date of cancellation, and (ii) to the Lender all commitment fees due and payable and all other amounts due and payable under this Agreement and the Fee Letter as of the proposed date of cancellation.
     12.02 Suspension and Cancellation.
     (a) (i) In the event that at any time the right of the Borrower to request Disbursements in accordance with this Agreement shall be suspended hereunder in accordance with this Agreement (other than any cancellation made upon the voluntary request of the Borrower or in respect of the Guaranteed Credits), then the Lender, by written notice to the Borrower and Ex-Im Bank may, following each suspension, suspend further Disbursements of the Guaranteed Credits until the Lender is satisfied that the cause of such suspension has been removed; and (ii) in the event of a cancellation of all or part of the Guaranteed Credits, the Borrower shall pay (A) to Ex-Im Bank all Guarantee Commitment Fees accrued and unpaid under Section 7.01 and all other amounts due and payable under this Agreement as of such date, and (B) to the Lender any fees accrued and unpaid under Section 7.01 and all other amounts due and payable under this Agreement and the Fee Letter as of such date.
     (b) The terms of this Section 12.02 shall be in addition to and not in limitation of any other rights of Ex-Im Bank and the Lender under this Agreement or any other Financing Document.
     12.03 Events of Default and Remedies.
     (a) Events of Default. Each of the specified events or conditions set forth in clauses (i) through (x) below shall constitute an event of default (an “Event of Default”):
          (i) Payments. Any failure by the Borrower to pay at the place and in the currency at which or in which it is expressed to be payable any principal of either Guaranteed Credit or any interest on either Guaranteed Credit when due and payable (whether by scheduled maturity, required prepayment (subject to Section 5.03(b)), by acceleration or otherwise) or any fee payable under any this Agreement or any other amounts owing hereunder or under any other Financing Document.
          (ii) Ex-Im Bank Phase I Facility Agreement. An “Event of Default” under and as defined in the Ex-Im Bank Phase I Facility Agreement shall have occurred and be continuing.
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          (iii) Representations. Any representation or warranty made by the Borrower herein or in any other Financing Document, or any representation, warranty or statement in any certificate, financial statement or other document furnished to Ex-Im Bank or the Lender by or on behalf of the Borrower hereunder or under any other Financing Document, shall prove to have been false or misleading in any material respect as of the time made, deemed made, confirmed or furnished and if the condition that renders such representation or warranty false or misleading is capable of being rectified, such condition is not rectified for a period of thirty (30) days after the date on which an Authorized Officer of the Borrower first became aware of such misrepresentation (provided that such thirty (30)-day grace period shall not apply to any willful misrepresentation made or deemed to be made by the Borrower herein or in any other Financing Document).
          (iv) Covenants.
               (A) The Borrower shall default in the due performance or observance by it of any term, covenant or agreement contained in Section 10.01(a), 10.01(c), 10.01(d), 10.01(p)(i), 10.01(v), 10.01(z), 11.01(a), 11.01(c), 11.01(d), 11.01(e), 11.01(f), 11.01(j), 11.01(n), 11.01(p), or 11.01(q).
               (B) The Borrower shall default in the due performance or observance by it of any term, covenant or agreement contained herein or in any other Financing Document (except as provided in Sections 12.03(a)(i), 12.03(ii) and 12.03(a)(iv)(A)) and, if capable of being cured, such default shall continue unremedied for a period of thirty (30) days after the earlier of (1) the date on which a responsible officer of the Borrower knows or should reasonably have known of such failure; and (2) the date on which written notice thereof shall have been received by the Borrower from the Lender or Ex-Im Bank unless, if (x) any such default is not capable of being cured by the payment of money or with diligent effort within such thirty (30)-day period, (y) such default is, in the reasonable judgment of Ex-Im Bank, capable of being cured and the Borrower is diligently prosecuting such cure, and (z) an extension of such period to permit a cure would not reasonably be expected to have a Material Adverse Effect, then, such circumstance shall not give rise to an Event of Default under this Section until the earlier of (I) the sixtieth (60th) day after the occurrence thereof, and (II) the date on which a Material Adverse Effect shall have occurred.
          (v) Default in Respect of Other Indebtedness. Without limiting Sections 12.03(a)(i) or 12.03(ii), the Borrower shall default (beyond any applicable grace period therefor) in the payment of (A) principal, interest or other amounts due under any other agreement evidencing, securing or creating any Indebtedness of the Borrower in excess of US$10,000,000 (or the Singapore Dollar Equivalent thereof); or (B) any other obligation under any such agreement and, as a consequence thereof, the outstanding principal amount of the Indebtedness thereunder becomes (or is capable of being declared) due and payable prior to its stated maturity.
          (vi) Environmental Claim. Without limiting any other Event of Default hereunder, (A) any administrative, regulatory or judicial action, suit or proceeding under or relating to any Environmental Law or Environmental Requirement or asserting any
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Environmental Claim shall be asserted or instituted, or (B) any order, judgment or decree shall be issued relating to an Environmental Claim, Environmental Law, Environmental Requirement or any governmental authorization issued under any Environmental Law or Environmental Requirement that, in the case of either clause (A) or (B) of this Section 12.03(a)(vi), could reasonably be expected to result in a Material Adverse Effect on the Phase I Project, the Phase II Project, or the Borrower.
          (vii) Invalidity and Repudiation, Etc. Any Financing Document (or any material provision of any such document) at any time for any reason:
               (A) shall be or shall become invalid, illegal or unenforceable or shall fail to be in full force and effect, or shall be repudiated, denied or disavowed by the obligor thereunder;
               (B) shall be suspended, revoked or terminated (other than upon expiration in accordance with its terms) or the Borrower shall so assert; or
               (C) shall be assigned or otherwise transferred by any party thereto, other than as explicitly contemplated herein.
          (viii) Bankruptcy; Liquidation.
               (A) The Borrower shall (1) commence any voluntary Insolvency Proceeding; (2) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in any involuntary Insolvency Proceeding; (3) apply for, consent to or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator, assignee, sequestrator or the like of itself or of all or a substantial part of its assets (taken as a whole), domestic or foreign; (4) admit in writing its inability to pay its debts as such debts become due; (5) make an assignment for the benefit of its creditors generally; (6) take any corporate action for the purpose of effecting any of the foregoing; (7) be generally unable to pay its debts as such debts become due; or (8) otherwise become insolvent;
               (B) An involuntary Insolvency Proceeding shall be commenced against the Borrower and shall continue undismissed for a period of sixty (60) or more days (or such shorter period of time as the Borrower has pursuant to Applicable Law to cause the dismissal of such case or proceeding or stay the effectiveness of such order, judgment or decree);
               (C) (1) The Borrower shall be terminated or dissolved (as a matter of Applicable Law or otherwise); or (2) proceedings shall be commenced by any Person seeking the termination or dissolution of the Borrower and (x) such proceeding shall continue undismissed, or (y) an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect in each case for a period of sixty (60) or more days (or such shorter period of time as the Borrower has pursuant to Applicable Law to cause the dismissal of such case or proceeding or stay the effectiveness of such order, judgment or decree); or
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               (D) There shall occur in relation to the Borrower under any Applicable Law in any country or territory in which the Borrower carries on business, or to the jurisdiction of whose courts any part of the Borrower’s property is subject, any other event that would have under the same conditions an effect analogous to any of those described in Section 12.03(a)(viii)(A), (B) or (C).
          (ix) Material Adverse Effect. At any time, one or more events, conditions, circumstances or occurrences shall exist or shall have occurred that have had, or could reasonably be expected to have, a Material Adverse Effect.
          (x) Judgments.
               (A) One or more unpaid or unsatisfied judgments, decrees or orders shall be entered against the Borrower and such judgments, decrees or orders shall not be vacated, discharged or stayed or bonded pending appeal for any period of sixty (60) consecutive days, and the aggregate amount of such judgments, decrees or orders shall exceed US$10,000,000 (or the Singapore Dollar Equivalent thereof).
               (B) Notwithstanding paragraph (A) above, one (1) or more judgments, decrees or orders shall be entered against the Borrower and such judgments, decrees or orders shall be entered in the form of an injunction or similar form of relief requiring suspension or abandonment of construction or operation of the Fab 7 Plant or the Phase II Facilities (or any material portion thereof) for a period of at least thirty (30) days on grounds of violation of an Environmental Law or other Applicable Law, and such judgments, decrees or orders shall not be vacated, discharged or stayed or bonded pending appeal.
     (b) Remedies. Upon the occurrence and during the continuance of an Event of Default that has not been waived or remedied in accordance with the Financing Documents (i) Ex-Im Bank may exercise any or all rights and remedies at law or in equity (in any combination or order that it may elect), including, without prejudice to the other rights and remedies of any of the other Financing Parties, the following:
               (A) to refuse, and in such event the Lender shall not be obligated, to make any Disbursements, or to suspend or terminate the Commitments, and upon termination the Commitments shall be reduced to zero (0) and neither Ex-Im Bank nor the Lender will have any further obligations hereunder; provided, however, notwithstanding anything to the contrary in any Financing Document, in the event of an Event of Default occurring under Section 12.03(a)(ix) with respect to the Borrower, all Commitments shall be immediately terminated without further action by the Financing Parties (or any of them);
               (B) to declare, in a written notice to the Borrower, that all sums of accrued and outstanding principal and accrued but unpaid interest remaining under this Agreement, together with all unpaid fees, costs and charges due hereunder or under any other Financing Document, are immediately due and payable, whereupon such sums shall become immediately due and payable together with interest on such total amount at the Default Rate; provided, however, notwithstanding anything to the contrary in any Financing Document, in the
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event of an Event of Default occurring under Section 12.03(a)(viii) with respect to the Borrower, all such amounts shall become immediately due and payable without further action by the Financing Parties (or any of them);
               (C) to draw the then-remaining full face amount of the Debt Service Reserve Letter of Credit or to instruct the Security Trustee to withdraw any funds on deposit in the Debt Service Reserve Account and, in either case, to apply the proceeds thereof to the satisfaction of the Borrower’s obligations and liabilities under the Financing Documents; and
               (D) to take any other action, exercise any other right or pursue any other remedy available to it under any of the Financing Documents or under any Applicable Law; and
          (ii) the Lender and the other Financing Parties may take any other action, exercise any other right or pursue any other remedy available to them under any of the Financing Documents or under any Applicable Law.
     (c) The terms of this Section 12.03 shall be in addition to and not in limitation of any other rights of Ex-Im Bank, the Lender and the Facility Agent under this Agreement or any other Financing Document.
SECTION 13. NET PAYMENTS; COMPENSATION; BREAK FUNDING; PREPAYMENT PREMIUM
     13.01 Net Payments; Etc.
     (a) Any and all payments to any Financing Party by the Borrower hereunder or under any other Financing Document shall be made free and clear of, and without deduction for, any and all taxes, levies, imposts, deductions, charges or withholdings imposed and all liabilities with respect thereto, if any, on or in respect hereunder or under any Financing Document or any Guaranteed Credit, the execution, registration, enforcement, notarization or other formalization of any thereof, and any payments of principal, interest, charges, fees, commissions or other amounts made on, under or in respect thereof, excluding taxes imposed on, or measured by the net income or capital of, any Financing Party by any jurisdiction or any political subdivision or taxing authority thereof or therein as a result of a permanent establishment or franchise of such Financing Party in such jurisdiction or political subdivision or the privilege of doing business therein (unless such establishment, franchise, or privilege is solely attributable to the enforcement of any rights hereunder or under any other Financing Document as a consequence of a Default or Event of Default) (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Covered Taxes”). The Borrower shall pay any and all Covered Taxes for its own account prior to the date on which penalties attach thereto. If the Borrower shall be required by Applicable Law to withhold or deduct any Covered Taxes imposed by any jurisdiction or any political subdivision from or in respect of any sum payable hereunder or under any other Financing Document to any Financing Party, (i) the sum payable shall be increased as may be necessary so that, after making all required deductions (including deductions applicable to additional sums payable under this
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Section 13.01), such Financing Party receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with Applicable Law. In addition, the Borrower agrees to pay any present or future stamp, recording or documentary taxes and any other excise or property taxes, charges or similar levies that arise under the laws of any jurisdiction from any payment made hereunder or under any other Financing Document or from the execution or delivery or otherwise with respect to this Agreement or any other Financing Document (hereinafter referred to as “Other Taxes”).
     (b) The Borrower shall indemnify each Financing Party for the full amount of Covered Taxes and Other Taxes (including any Covered Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 13.01 paid by any Financing Party or any liability (including penalties, interest and expenses) arising therefrom or with respect thereto), whether or not such Covered Taxes or Other Taxes were correctly or legally asserted by the relevant authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Financing Party shall be conclusive absent manifest error. Each Financing Party shall give notice to the Borrower of the assertion of any claim against such Financing Party relating to such Financing Party’s Covered Taxes or Other Taxes as promptly as possible (and in any event within ninety (90) days) after receipt of formal written notice of such assertion; provided, however, any failure to notify the Borrower promptly of such assertion shall not relieve the Borrower of its obligation under this Section 13.01. Within fifteen (15) Business Days of receipt of any such notice, the Borrower shall either (i) advise such Financing Party that it intends to pay such Covered Taxes or Other Taxes pursuant to this Section 13.01(b), in which case it shall promptly (and contemporaneously with the delivery of such advice) pay such amounts; or (ii) provided that it presents evidence satisfactory to the Lender that it has set aside and will maintain sufficient reserves to cover any contested tax liability, advise such Financing Party that it intends to contest in good faith such Covered Taxes or Other Taxes, in which case it shall promptly commence such good faith contest. Payments by the Borrower pursuant to this indemnification shall be made within ten (10) Business Days after the date such Financing Party makes written demand therefor (submitted through the Facility Agent), which demand shall be accompanied by a certificate describing in reasonable detail the basis thereof. If the Borrower shall have contested in good faith any such Covered Taxes or Other Taxes and such Covered Taxes or Other Taxes are ultimately determined to be payable by such Financing Party in a final judicial proceeding or otherwise, the Borrower shall indemnify such Financing Party for such Covered Taxes and Other Taxes and for any other liability (including penalties, interest and expenses) arising therefrom or with respect thereto.
     (c) Within ten (10) days after the date of any payment of Covered Taxes or other Taxes by the Borrower, the Borrower shall furnish to each affected Financing Party the original or a certified copy of a receipt evidencing payment thereof and the Borrower shall promptly furnish to each affected Financing Party any other information, documents and receipts that such Financing Party may from time to time reasonably require to establish to its satisfaction that full and timely payment has been made of all Covered Taxes or Other Taxes required to be paid under this Section 13.01. The Borrower shall reimburse each such Financing Party in full for all reasonable losses and expenses sustained by such Financing Party as a result of any failure by the Borrower to so furnish such copy of such receipt.
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     13.02 Increased Costs.
     (a) If, after the date of this Agreement, any Change of Law with respect to any Financing Party or any participant in a Guaranteed Note held by the Lender:
          (i) shall subject such Financing Party or participant to any Tax, duty or other charge with respect to any Guaranteed Credit or any Commitment, or shall change the basis of taxation of payments by the Borrower to such Financing Party or participant on any Guaranteed Credit or with respect to any Commitment (except for Covered Taxes, Other Taxes or changes in taxes imposed on, or measured by the net income or capital of, such Financing Party or participant by any jurisdiction or any political subdivision or taxing authority thereof or therein as a result of a permanent establishment or franchise of such Financing Party or participant in such jurisdiction or political subdivision or the privilege of doing business therein (unless such establishment, franchise, or privilege is solely attributable to the enforcement of any rights hereunder or under any other Financing Document as a consequence of a Default or Event of Default));
          (ii) shall impose, modify or hold applicable any reserve, special deposit, deposit insurance or similar requirement (other than any such reserve, special deposit, deposit insurance or similar requirement that is treated as a Capital Adequacy Requirement) against assets held by, deposits or other liabilities in or for the account of, advances or loans by, or any other acquisition of funds by such Financing Party or participant for any Guaranteed Credit or any Commitment; or
          (iii) shall impose on such Financing Party or participant any other condition affecting any Guaranteed Credit or Commitment, and the effect of any of the foregoing is to increase the cost to such Financing Party or participant of making, issuing, creating, renewing, participating in or maintaining any such Guaranteed Credit or Commitment or is to reduce any amount receivable by such Financing Party or participant hereunder, or any payment to a Financing Party or participant calculated by reference to the Borrower’s payments, or a Financing Party’s or participant’s effective rate of return, then the Borrower shall, from time to time, upon written demand by such Financing Party on its own behalf or on behalf of a participant (which demand shall be accompanied by a certificate of such party providing in reasonable detail a description of the basis and amount of such request for compensation, which description shall in no event contain any disclosure of any matters deemed by such party in good faith to be confidential or proprietary), pay to such Financing Party, on its own behalf or on behalf of a participant, additional amounts sufficient to reimburse such party for such increased costs or to compensate such Financing Party or participant for such reduced amounts. A certificate of a Financing Party setting forth the amount or amounts necessary to compensate such Financing Party shall be delivered to the Borrower and shall be conclusive absent manifest error.
     (b) Failure or delay on the part of any Financing Party to demand compensation pursuant to this Section 13.02 on its own behalf or on behalf of a participant shall not constitute a waiver of such Financing Party’s right to demand such compensation; provided that the
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Borrower shall not be required to compensate a Financing Party or participant pursuant to this Section 13.02 for any increased costs or reductions incurred more than two hundred seventy (270) days prior to the date that such Financing Party notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Financing Party’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the two hundred seventy (270) day period referred to above shall be extended to include the period of retroactive effect thereof.
     13.03 Capital Requirements. If any Financing Party or any participant determines that (a) any Change of Law affects the Capital Adequacy Requirement required or expected to be maintained by such Financing Party or participant (or the lending office of such Financing Party or participant) or any Person Controlling such Financing Party or participant, and (b) the amount of capital maintained by such Financing Party, participant or Person that is attributable to or based upon the Guaranteed Credits, the Commitments or this Agreement must be increased as a result of such Capital Adequacy Requirement (taking into account such Financing Party’s, such participant’s or such Person’s policies with respect to capital adequacy), the Borrower shall pay to such Financing Party, participant or Person, upon written demand of such Financing Party on its behalf or on behalf of a participant (which demand shall be accompanied by a certificate of such Financing Party or participant describing in reasonable detail the basis of such increase), such amounts as such Financing Party, participant or Person shall determine are necessary to compensate such Financing Party, participant or Person for the increased costs to such Financing Party, participant or Person of such increased capital. A certificate of a Financing Party setting forth the amount or amounts necessary to compensate such Financing Party or participant, as the case may be, shall be delivered to the Borrower and shall be conclusive absent manifest error.
     13.04 Mitigation Obligations.
     (a) If any Financing Party requests compensation under Section 13.02 (on its own behalf or on behalf of a participant) or Section 13.03, or if the Borrower is required to pay any additional amount to the Lender or any Governmental Authority for the account of the Lender (or for the account of a participant) pursuant to Section 13.01, then the Lender shall use reasonable efforts (and shall instruct any participant) to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates if, in the judgment of the Lender or participant, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 13.01 or 13.02, as the case may be, in the future, and (ii) would not subject the Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to the Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by the Lender in connection with any such designation or assignment.
     (b) If the Lender requests compensation under Section 13.02 (for its own account or the account of a participant), or if the Borrower is required to pay any additional amount to the Lender or any Governmental Authority for the account of the Lender or participant pursuant to Section 13.01, or if the Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to the Lender and the Facility Agent, require the Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 16.04), all its interest, rights and obligations under this
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Agreement to an assignee that shall assume such obligations; provided that (i) the Borrower shall have received the prior written consent of the Lender, which consent shall not unreasonably be withheld; (ii) the Lender shall have received payment of an amount equal to the outstanding principal of its Guaranteed Notes, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts); and (iii) in the case of any such assignment resulting from a claim for compensation under Section 13.02 or payments required to be made pursuant to Section 13.01, such assignment will result in a reduction in such compensation or payments. The Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by the Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.
     13.05 Break Funding Costs. If the Borrower shall (i) make a payment (whether by way of prepayment, the occurrence of an Event of Default or otherwise) of any amount in respect of a Guaranteed Note other than on an Interest Payment Date or Repayment Date, as the case may be, or (ii) fail to borrow any Loan on the date specified in any Notice of Borrowing, the Borrower hereby unconditionally undertakes and agrees to pay to the Lender, on demand, an amount equal to the amount (if any) by which
     (a) the additional interest which would have been payable to the Lender on the amount paid had it been paid on the relevant Interest Payment Date or Repayment Date, as the case may be, exceeds
     (b) the amount of interest which in the reasonable opinion of the Lender would have been payable to the Lender on the relevant Interest Payment Date or Repayment Date, as the case may be, in respect of a dollar deposit equal to the amount paid placed by the Lender with a prime bank in London for a period starting on the third Business Day following the date of such payment and ending on the last day of the relevant period. A certificate of the Lender setting forth any amount or amounts that the Lender is entitled to receive pursuant to this Section 13.05 shall be delivered to the Borrower and shall be conclusive absent manifest error.
     13.06 Prepayment Premium. The Borrower acknowledges and agrees that in connection with the fixing of a fixed rate in connection with a Switch Option, the Lender will enter into funding arrangements with third parties on terms and conditions which could result in substantial losses to the Lender or such third party if any portion of the principal of a Fixed Rate Note is paid prior to the scheduled Repayment Date therefor, and that therefore if any portion of a Fixed Rate Note is so paid (whether as a result of voluntary or mandatory prepayment, acceleration, by operation of law, or otherwise) the Borrower will pay to the Lender, as liquidated damages and not as a penalty, a prepayment premium on the portion of a Fixed Rate Note paid prior to its scheduled Repayment Date, calculated in the manner as shall have been notified to the Borrower by the Lender at the time such fixed rate was proposed by the Lender to the Borrower in connection with its exercise of a Switch Option.
SECTION 14. THE FACILITY AGENT
     14.01 Appointment, Powers and Immunities.
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     (a) The Lender hereby appoints the Facility Agent to act as its agent in connection herewith and with the other Financing Documents and with any other documents delivered to the Facility Agent under Section 6, and authorizes the Facility Agent to exercise such rights, powers and discretions as are specifically delegated to the Facility Agent by the terms hereof together with all such rights, powers and discretions as are reasonably incidental thereto. The Facility Agent shall have no duties or responsibilities to the Lender or Ex-Im Bank except those expressly set forth in this Agreement and the other Financing Documents.
     (b) Subject to the provisions of Section 14.01(c) and without prejudice to the provisions of Section 14.01(a), the Facility Agent shall not be required to exercise any discretion or take any action, and shall only be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Lender, which instructions may be given by Ex-Im Bank in accordance with Section 14.03; provided that the Facility Agent shall not be required to take any action that exposes the Facility Agent to personal liability or that is contrary to this Agreement or Applicable Law. The Facility Agent shall have the right to request instructions from Ex-Im Bank, except where otherwise provided herein. If the Facility Agent shall request instructions from Ex-Im Bank with respect to any act or action (including the failure to act) in connection with the Financing Documents, the Facility Agent shall be entitled to refrain from such act or taking such action unless and until the Facility Agent shall have received instructions from Ex-Im Bank and the Facility Agent shall not incur any liability by reason of so refraining. Without limiting the foregoing, Ex-Im Bank shall not have any rights whatsoever against the Facility Agent as a result of the Facility Agent acting or refraining to act in accordance with the instructions of Ex-Im Bank.
     (c) The Facility Agent is not authorized to act, nor shall it act or have any duty or obligation to act at any time, as the agent for Ex-Im Bank or any of its successors and assigns.
     14.02 Reliance by Facility Agent. The Facility Agent may:
     (a) assume that the Lending Office of the Lender is such office identified with its signature below until it has received from the Lender a notice designating some other office of the Lender to replace its Lending Office and act upon any such notice until the same is superseded by a further such notice;
     (b) assume that any right, power, authority or discretion vested herein upon the Lender or any other Person or group of Persons has not been exercised, unless the Responsible Officer of the Facility Agent has received written notice to the contrary;
     (c) absent written notice to the Facility Agent or actual knowledge of the Responsible Officer to the contrary, (i) assume that any representation made by any Person in connection with any Financing Document is true, (ii) rely as to any matters of fact that might reasonably be expected to be within the knowledge of any Person upon a certificate signed by or on behalf of such Person, (iii) rely upon any communication or document believed by it to be genuine, and (iv) assume that no Default or Event of Default has occurred and is continuing and the Borrower is not in breach of its obligations, or in default under any Finance Document to which it is party;
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     (d) employ at the expense of the Borrower, in accordance with Section 16.02, attorneys, accountants or other experts whose advice or services the Facility Agent may determine is necessary, expedient or desirable; pay reasonable fees and expenses for the advice or service of any such Person and rely upon any advice so obtained; provided that the Facility Agent shall be under no obligation to act upon such advice if it does not deem such action to be appropriate;
     (e) refrain from exercising any right, power or discretion vested in it as Facility Agent hereunder unless and until instructed in accordance with Section 14.01 as to whether or not such right, power or discretion is to be exercised, and, if it is to be exercised, as to the manner in which it should be exercised; and
     (f) refrain from acting in accordance with any instructions of the Lender or Ex-Im Bank to begin any legal action or proceeding arising out of or in connection with this Agreement or the other Financing Documents until it shall have received such security as it may reasonably require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees) and liabilities that it will or may expend or incur in complying with such instructions.
     14.03 Duties of Facility Agent. The Facility Agent shall:
     (a) receive and maintain documents required to be delivered by the Borrower to the Facility Agent or (to the extent received by the Facility Agent) to Ex-Im Bank in connection with any Disbursement or Utilization pursuant to the terms of this Agreement and the Utilization and Disbursement Procedures and shall forward copies of all such documents to Ex-Im Bank (unless otherwise provided, to the attention of the Asset Management Division);
     (b) promptly inform Ex-Im Bank and the Lender of the contents of any written notice or document received by it from the Borrower;
     (c) promptly provide each written notice as may be required of it pursuant to this Agreement;
     (d) promptly, and in any event within five (5) Business Days after (i) the Facility Agent receives written notice that a Default or an Event of Default has occurred and is continuing, or (ii) the Responsible Officer obtains actual knowledge that a Default or an Event of Default has occurred and is continuing, notify the Lender and Ex-Im Bank of such Default or an Event of Default;
     (e) promptly, and in any event in the case of a determination based on judgment within five (5) days of making such a determination, notify the Lender and Ex-Im Bank that a Default or Event of Default has occurred and is continuing, if the Facility Agent determines, in its judgment, taking into account such information of which the Responsible Officer has actual knowledge at the time, that it is apparent that such Default or Event of Default has occurred and is continuing;
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     (f) subject to Section 14.01(b), act or refrain from acting in accordance with any instructions given to it by Ex-Im Bank;
     (g) promptly notify Ex-Im Bank of any change in the Responsible Officer; and
     (h) otherwise, have no duties or responsibilities, except those expressly set out in this Agreement.
     To the extent any term or provision of this Agreement (other than Section 16.09) or any other Financing Document requires the approval, consent, decision, determination or satisfaction of, or any communication or notification from the Facility Agent (including, without limitation, any such action with respect to any appointment, amendment, condition, direction, instruction, modification, supplement, or waiver related to any provision of any such document), the Lender authorizes and instructs the Facility Agent to, and subject to Section 14.01 the Facility Agent undertakes to, follow the directions the Facility Agent receives from Ex-Im Bank in respect thereof, and to act or refrain from acting in accordance with such instructions of Ex-Im Bank until such time as all amounts owing to the Lender and Ex-Im Bank under the Financing Documents have been paid in full.
     14.04 No Duty to Inquire. The Facility Agent shall not be bound to inquire as to whether any representation made by any Person (other than itself) in connection with any Financing Document is true and shall have no responsibility for the accuracy or completeness of any information supplied by any Person (other than itself) in connection with the Phase I Project or the Phase II Project or pursuant to any Financing Document or for the legality, validity, effectiveness, adequacy or enforceability of any Financing Document or any other document referred to herein or provided for herein or for any recitals, statement, representations or warranties made by the Borrower or any other Person (other than itself) contained in this Agreement or any other Financing Document or in any certificate or other document referred to, provided for or received by the Facility Agent, hereunder or thereunder. Without limiting the Facility Agent’s obligations hereunder to review documentation conditions precedent to Disbursements or Utilizations for compliance on their face with the terms of this Agreement, the Facility Agent shall have no duty to monitor or inquire as to, or to assess or analyze any facts or circumstances in order to determine, compliance by the Borrower with any covenant or undertaking of the Borrower, including, without limitation, the covenants set forth in Sections 10 and 11.
     14.05 No Liability. Without limiting the effectiveness of Section 6.07 of the Ex-Im Bank Guarantee Agreement, neither the Facility Agent nor any of its officers, directors, employees or agents shall be liable to the Lender, Ex-Im Bank or any other Person for any action taken (including the delivery of notices and certificates contemplated hereunder) or omitted under this Agreement or under the other Financing Documents, or in connection herewith or therewith, except to the extent caused by the gross negligence or willful misconduct of the Facility Agent or any of its officers, directors, employees or agents, as determined by a final, non-appealable judgment of a court of competent jurisdiction. The duties of the Facility Agent shall be mechanical and administrative in nature; the Facility Agent shall not have by reason of this Agreement or any other Financing Document an agency or a fiduciary relationship in respect of Ex-Im Bank; and nothing in this Agreement or any other Financing Document, expressed or
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implied, is intended to or shall be so construed as to impose upon the Facility Agent any obligations in respect of this Agreement or any other Financing Document except as expressly set forth herein or therein. Without limiting the effectiveness of Section 6.07 of the Ex-Im Bank Guarantee Agreement, each of the Lender and Ex-Im Bank hereby releases, waives, discharges and exculpates the Facility Agent for any action taken or omitted under this Agreement, except to the extent caused by the gross negligence or willful misconduct of the Facility Agent or any of its officers, directors, employees or agents, as determined by a final, non-appealable judgment of a court of competent jurisdiction.
     14.06 The Facility Agent in Its Individual Capacity. With respect to its obligation to lend under this Agreement in its capacity as Lender and its rights and obligations under the other Financing Documents in such capacity, the Facility Agent shall have the same rights and powers as any holder of a Guaranteed Note or participation interest and may exercise the same as though it were not performing the Facility Agent duties specified herein and the terms “Lender,” “holders of Guaranteed Notes” or any similar terms shall, unless the context clearly otherwise indicates, include the Facility Agent in its individual capacity as Lender. The Facility Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust or other business with the Borrower or any Affiliate thereof as if it were not performing the duties specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lender or (without limiting the applicability of Section 8.02) Ex-Im Bank. Notwithstanding anything to the contrary expressed or implied herein, but without limiting the applicability of Section 8.02, the Facility Agent shall not be bound to (a) account to the Lender, Ex-Im Bank or any other party for any sum or the profit element of any sum received by it for its own account, or (b) disclose to any other Person any information relating to the Borrower if such disclosure would or might in its opinion constitute a breach of any law or regulation or otherwise be actionable at the suit of any Person.
     14.07 Resignation or Removal of Facility Agent.
     (a) The Facility Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving not less than sixty (60) days’ prior written notice to that effect to each of the other parties hereto; provided that no such resignation shall be effective until a successor for the Facility Agent is appointed and has accepted such appointment, in accordance with the succeeding provisions of this Section 14, and the resigning Facility Agent has re-funded the pro rata portion of the annual agent’s fee relating to the period following the effective date of such resignation (net of any other fees and expenses then owed by the Borrower to the Facility Agent).
     (b) The Lender may, with or without cause, terminate the appointment of the Facility Agent hereunder at any time by giving not less than sixty (60) days’ prior written notice to that effect to the Facility Agent; provided that no such termination shall be effective until a successor for the Facility Agent is appointed and has accepted such appointment in accordance with the succeeding provisions of this Section 14.
     14.08 Replacement Facility Agent.
Facility Agreement AP082872XX-Singapore

     (a) If the Facility Agent gives notice of its resignation pursuant to Section 14.07(a) or receives notice of termination pursuant to Section 14.07(b), then any reputable and experienced bank or other financial institution acceptable to the Lender and Ex-Im Bank may be appointed as a successor to the Facility Agent by the Lender and Ex-Im Bank during the period of such notice but, if no such successor is so appointed, the Facility Agent may appoint such a successor itself with the consent of Ex-Im Bank; provided that such successor shall be an Acceptable Financial Institution authorized under all Applicable Law to exercise corporate trust powers. In the event Ex-Im Bank has not consented to any such successor proposed to be appointed by the Facility Agent within ninety (90) days after the Facility Agent’s notice of resignation, the Facility Agent may petition any court of competent jurisdiction for the appointment of a successor Facility Agent. Such court may thereupon, after such notice, if any, as if may deem proper, appoint a successor Facility Agent, who shall serve in such capacity until such time, if any, as the Lender and Ex-Im Bank appoints a successor Facility Agent as provided above.
     (b) If a successor to the Facility Agent is appointed under the provisions of Section 14.08(a), then promptly following such successor’s acceptance of such appointment, (i) the retiring Facility Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefits of this Section 14, and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto. After any retiring Facility Agent’s resignation or removal hereunder as Facility Agent, this Section 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Facility Agent.
     14.09 Credit Decisions. It is understood and agreed by each of the Lender and Ex-Im Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and Ex-Im Bank. Each of Ex-Im Bank and the Lender acknowledges and confirms to the Facility Agent that it has not relied on and will not hereafter rely on the Facility Agent:
     (a) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by any party in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter circulated to the Lender and Ex-Im Bank by the Facility Agent); or
     (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.
SECTION 15. GOVERNING LAW AND JURISDICTION
     15.01 Governing Law; Submission to Jurisdiction; Venue; Waiver of Jury Trial.
     (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.
Facility Agreement AP082872XX-Singapore

     (b) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY LEGAL ACTION OR PROCEEDING AGAINST THE BORROWER WITH RESPECT TO THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT MAY BE BROUGHT IN (i) THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, OR (ii) THE COURTS OF SINGAPORE AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. THE BORROWER AGREES THAT A JUDGMENT, AFTER EXHAUSTION OF ALL AVAILABLE APPEALS, IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND BINDING UPON IT, AND MAY BE ENFORCED IN ANY OTHER JURISDICTION, INCLUDING BY A SUIT UPON SUCH JUDGMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE JUDGMENT. THE BORROWER HEREBY IRREVOCABLY DESIGNATES, APPOINTS AND EMPOWERS CT CORPORATION SYSTEM, WITH OFFICES AS OF THE DATE HEREOF AT 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011, AS ITS DESIGNEE, APPOINTEE AND AGENT WITH RESPECT TO ANY ACTION OR PROCEEDING IN NEW YORK, TO RECEIVE, ACCEPT AND ACKNOWLEDGE FOR AND ON ITS BEHALF, AND IN RESPECT OF ITS PROPERTY, SERVICE OF ANY AND ALL LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS THAT MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING AND AGREES THAT THE FAILURE OF SUCH AGENT TO GIVE ANY ADVICE OF ANY SUCH SERVICE OF PROCESS TO THE BORROWER SHALL NOT IMPAIR OR AFFECT THE VALIDITY OF SUCH SERVICE OR OF ANY PROCEEDING BASED THEREON. IF FOR ANY REASON SUCH DESIGNEE, APPOINTEE AND AGENT SHALL CEASE TO BE AVAILABLE TO ACT AS SUCH, THE BORROWER AGREES TO DESIGNATE A NEW DESIGNEE, APPOINTEE AND AGENT IN NEW YORK CITY ON THE TERMS AND FOR THE PURPOSES OF THIS PROVISION SATISFACTORY TO EX-IM BANK AND THE LENDER. THE BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE BORROWER, AT ITS ADDRESS SET FORTH IN SECTION 16.03, SUCH SERVICE TO BECOME EFFECTIVE FIVE (5) DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL AFFECT THE RIGHT OF EX-IM BANK, THE LENDER OR ANY OTHER PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE BORROWER IN ANY OTHER COURT OR TRIBUNAL HAVING JURISDICTION.
     (c) THE BORROWER HEREBY IRREVOCABLY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS OR ANY OTHER FINANCING DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN SECTION 15.01(b) AND HEREBY FURTHER
Facility Agreement AP082872XX-Singapore

IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
     (d) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO ANY OF THE FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.
     15.02 Waiver of Sovereign Immunity. The Borrower acknowledges and agrees that the activities contemplated by the provisions of the Financing Documents are commercial in nature rather than governmental or public, and, therefore, acknowledges and agrees that it is not entitled to any right of immunity on the grounds of sovereignty or otherwise with respect to such activities or in any legal action or proceeding arising out of or relating to the Financing Documents. The Borrower, in respect of itself, its process agents, and its property, assets and revenues, expressly and irrevocably waives, to the extent permitted by Applicable Law, any such right of immunity that may now or hereafter exist (including any immunity from any legal process, from the jurisdiction of any court or from any execution or attachment in aid of execution prior to judgment or otherwise) or claim thereto that may now or hereafter exist, and agrees not to assert any such right or claim in any such action or proceeding, whether in the United States or otherwise. The foregoing waiver of sovereign immunity shall have effect to the fullest extent permitted under the United States Sovereign Immunities Act of 1976 and is intended to be irrevocable and not subject to withdrawal for purposes of such Act.
     15.03 Waiver of Security Requirements. To the extent the Borrower may, in any action or proceeding arising out of or relating to any of the Financing Documents brought in the Borrower’s Country or elsewhere, be entitled under Applicable Law to require or claim that any Financing Party post security for costs or take similar action, the Borrower hereby irrevocably waives and agrees not to claim the benefit of such entitlement.
SECTION 16. MISCELLANEOUS
     16.01 Computations. Each determination of an interest rate or fee by the Financing Parties (or any of them) pursuant to any provision of this Agreement or the Guaranteed Note(s), in the absence of manifest error, shall be conclusive and binding on the Borrower. All computations of interest and fees hereunder and under the Guaranteed Note(s) shall be made on the basis of a year of three hundred sixty (360) days and actual days elapsed and shall include the first day and exclude the last day of the period of calculation.
     16.02 Payment of Expenses; Etc. The Borrower shall, whether or not the transactions herein contemplated are consummated, pay within thirty (30) days after written demand unless otherwise specified herein the following:
     (a) all reasonable and duly documented out-of-pocket costs and expenses of each Financing Party (including all commissions, charges, costs and expenses for the conversion of currencies and all other reasonable costs, charges and expenses (including all reasonable fees and
Facility Agreement AP082872XX-Singapore

expenses of the legal counsel, consultants and advisors for any of the foregoing but excluding syndication costs)) made, paid, suffered or incurred in connection with (i) the preparation, execution and delivery and, where appropriate, authentication, registration, translation and recordation of this Agreement, the other Financing Documents and any other documents and instruments related hereto or thereto (including legal opinions); (ii) any amendment or modification to, or the protection or preservation of, any right or claim under, or consent or waiver in connection with, this Agreement or any other Financing Document, any such other document or instrument related hereto or thereto; (iii) the authentication, registration, translation and recordation (where appropriate) and the delivery of the evidences of Indebtedness relating to the Loans and the Disbursements; and (iv) the administration of this Agreement, the other Financing Documents and any other documents and instruments referred to herein or therein and all matters incidental thereto (including periodic visits to and inspections of the Fab 7 Plant and related areas by the Financing Parties);
     (b) all out-of-pocket costs and expenses of each Financing Party (including all commissions, charges, costs and expenses for the conversion of currencies and all other costs, charges and expenses (including all fees and expenses of the legal counsel, consultants and advisors for any of the foregoing)) made, paid, suffered or incurred in connection with the enforcement (including with respect to a “work-out”) of this Agreement, the other Financing Documents and any other documents and instruments referred to herein or therein and all matters incidental thereto (including visits to and inspections of the Fab 7 Plant and related areas by the Financing Parties); and
     (c) the reasonable and duly documented fees of any consultant from time to time retained pursuant to the Financing Documents.
     16.03 Notices.
     (a) Except as otherwise expressly provided herein or in any Financing Document, all notices and other communications provided for hereunder or thereunder shall be in English and shall (i) be in writing, (ii) be delivered by electronic mail message (provided that any notice delivered to Ex-Im Bank by electronic mail must promptly be followed by delivery either in person or by courier) or facsimile, and (iii) if it is not possible to be delivered as required by clause (ii) of this Section 16.03(a), be delivered either personally or by overnight courier (if for inland delivery) or international courier (if for overseas delivery) to a party hereto at its respective address listed on the Term Sheet or at such other address and contact number as are designated by such party in a written notice to the other parties hereto.
     (b) In the case of any notice to the Facility Agent, the Lender or Ex-Im Bank, include a reference to: “Ex-Im Bank Transaction No. AP082872XX-Singapore”.
     (c) All such notices and communications shall be effective (i) if delivered personally, when received; (ii) if sent by electronic mail message or facsimile, when sent with receipt of confirmation; and (iii) if sent by courier, (A) three (3) days after deposit with an overnight courier if for inland delivery, and (B) five (5) days after deposit with an international courier if for overseas delivery; provided, however, that if a notice or communication is sent by courier, the sender shall send an electronic mail message or a facsimile notifying the addressee(s) of the
Facility Agreement AP082872XX-Singapore

deposit of such notice or communication; provided, further, that no notice or communication to Ex-Im Bank, the Lender or the Facility Agent shall be effective until actually received by such party.
     16.04 Disposition of Indebtedness.
     (a) The Lender may sell, transfer, pledge, negotiate, grant participations in or otherwise dispose of all or any part of its interest in all or any part of the Borrower’s Indebtedness under this Agreement, any Guaranteed Note or any other Financing Documents to any party (collectively, a “Disposition of Indebtedness”), and any such party shall enjoy all the rights and privileges of the Lender under this Agreement and each Guaranteed Note that is the subject of such Disposition of Indebtedness to the extent of such Disposition of Indebtedness provided, however, that such Disposition of Indebtedness shall not, without the prior written consent of Ex-Im Bank, relieve the Facility Agent of its duties under this Agreement or the Ex-Im Bank Guarantee Agreement. A Disposition of Indebtedness (other than a participation) shall become effective upon execution and delivery by the transferee and the Lender of the Lender Transfer Agreement (or such other document in replacement thereof as is satisfactory to the Facility Agent) in the form of Annex D hereto. The Borrower shall, at the request of the Facility Agent, execute and deliver to the Facility Agent, or to any party that the Facility Agent may designate, any such further instruments as may be necessary or desirable to give full force and effect to a Disposition of Indebtedness by the Lender.
     (b) In accordance with Section 16.04(a), the Lender may sell participations (without the consent of the Facility Agent, the borrower or Ex-Im Bank) to one or more parties in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitments, the Loans owing to it, the Guaranteed Notes held by it and any of its rights to compensation under Section 13); provided that (i) the Lender’s obligations under this Agreement (including, without limitation, its Commitments to the Borrower hereunder) shall remain unchanged, (ii) the Lender shall remain solely responsible to other parties hereto for the performance of such obligations, (iii) the Lender shall remain the holder of any such Guaranteed Notes for all purposes of this Agreement, and (iv) the Borrower, Ex-Im Bank and the Facility Agent shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement. The Borrower hereby agrees that each participant shall be entitled to the benefits of Section 13.01, 13.02 and 13.03 to the same extent as if it were the Lender and had acquired its interest by assignment. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 16.17 as though it were the Lender, provided that such participant agrees to be subject to Section 8.02 as thought it were the Lender.
     (c) Notwithstanding any other provision set forth in this Agreement, the Lender may at any time create a security interest in all or any portion of its rights under this Agreement and/or any Guaranteed Note in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.
     (d) Ex-Im Bank may sell, assign, transfer, pledge, negotiate, grant participations in or otherwise dispose of all or any part of its interest in all or any part of the Borrower’s Indebtedness under this Agreement (including, without limitation, any interest acquired following any claim payment with respect to any Guaranteed Note), and any of Ex-Im Bank’s
Facility Agreement AP082872XX-Singapore

other rights or obligations under this Agreement, to any party, and any such party shall enjoy all the rights and privileges of Ex-Im Bank under this Agreement, and Ex-Im Bank shall, to the extent of such disposal, be released from its obligations hereunder. The Borrower shall, at the request of Ex-Im Bank, execute and deliver to Ex-Im Bank, or to any party that Ex-Im Bank may designate, any such further instruments as may be necessary or desirable to give full force and effect to any such disposal by Ex-Im Bank.
     (e) Notwithstanding anything to the contrary contained herein, the Borrower may not assign or otherwise transfer any of its debts or obligations under this Agreement or the Guaranteed Notes without the prior written consent of the Lender and Ex-Im Bank.
     16.05 Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.
     16.06 Disclaimer. None of the Financing Parties shall be responsible in any way for the performance of any Supply Contract and no claim against the Exporter or any other Person with respect to the performance of any Supply Contract will affect the obligations of the Borrower under any of the Financing Documents.
     16.07 No Waiver; Remedies Cumulative. No failure or delay on the part of any Financing Party in exercising any right, power or privilege under this Agreement, the Guaranteed Note(s) or any Financing Document and no course of dealing between or among the Borrower, Ex-Im Bank, the Lender and/or the Facility Agent shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder, under any Guaranteed Note or under any other Financing Document preclude any other right, power or privilege hereunder or thereunder. The rights and remedies expressly provided herein are cumulative and not exclusive of any rights or remedies that any Financing Party would otherwise have. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Financing Party to any other or further action in any circumstances without notice or demand.
     16.08 Entire Agreement; Conflict. This Agreement, the other Financing Documents and the documents referred to herein contain the entire agreement among the parties hereto regarding the Guaranteed Credits. As between the Facility Agent and Ex-Im Bank, in the event of any inconsistency between the terms of this Agreement and the terms of the Ex-Im Bank Guarantee Agreement, the terms of the Ex-Im Bank Guarantee Agreement shall govern, superseding the terms hereof to the extent of such difference. Each of the Lender and the Facility Agent acknowledges and agrees that it is the intent of the transactions contemplated hereunder that all Disbursements made by the Lender hereunder be covered by the Ex-Im Bank Guarantee (subject to the terms and conditions of the Ex-Im Bank Guarantee Agreement) and that no Lender that complies in all material respects with the terms of the Financing Documents be exposed to the credit risk of the Borrower.
     16.09 Amendment or Waiver.
Facility Agreement AP082872XX-Singapore

     (a) If a claim payment has not been made by Ex-Im Bank under the Ex-Im Bank Guarantee Agreement pursuant to Section 5.05 thereof, no amendment, modification or waiver of this Agreement pertaining to the Guaranteed Credits shall:
          (i) extend the date fixed for the payment of principal on either Guaranteed Credit;
          (ii) reduce the amount of any payment of principal of either Guaranteed Credit or the rate at which interest is payable thereon or any fee or other amount is payable hereunder;
          (iii) alter the terms of Section 5.03 or this Section 16.09; or
          (iv) increase or decrease the Commitments,
unless such amendment, modification or waiver has been signed by the Borrower, Ex-Im Bank and the Lender.
     (b) Except for the matters set forth in clauses (i) through (iv) of Section 16.09(a), this Agreement may be amended or modified, and any waiver of any term or provision hereof may be granted, only by an instrument signed by the Borrower and Ex-Im Bank; provided, however, that no amendment, modification or waiver that affects any of the rights or duties of the Facility Agent or the Lender may be made without the prior written consent of the Facility Agent or the Lender, as the case may be.
     16.10 Indemnification.
     (a) The Borrower shall, whether or not the transactions herein contemplated are consummated, indemnify each Financing Party and its respective officers, directors, employees, representatives, counsel and agents (each, an “Indemnified Party”) and defend and hold them harmless from and against any and all present and future liabilities, obligations, losses, damages, penalties, injuries (to person, property or natural resources), claims, actions, judgments, suits, costs, expenses and disbursements of whatever kind or nature (collectively, “Indemnifiable Costs”), demanded, asserted or claimed by any of them as a result of, or arising out of, or in any way related to, or by reason of, any investigation, litigation or other proceeding or inquiry (whether or not such Indemnified Party is a party thereto) related to their participation in the transactions contemplated by any Financing Document or the Disbursement or use of the proceeds of any Guaranteed Credit, including the reasonable fees and disbursements of counsel selected by such Indemnified Party incurred in connection with any such investigation, litigation or other proceeding or in connection with enforcing the provisions of this Section 16.10(a) but excluding any Indemnifiable Costs to the extent incurred by reason of the gross negligence or willful misconduct of the Indemnified Party, as determined pursuant to a final, non-appealable judgment by a court of competent jurisdiction).
     (b) Without limitation of Section 16.10(a), the Borrower agrees to defend, protect, indemnify and hold harmless each Indemnified Party from and hold each of them harmless against any and all Indemnifiable Costs imposed on or asserted against any such Persons directly or indirectly based on, or arising or resulting from (i) the actual or alleged presence of Hazardous
Facility Agreement AP082872XX-Singapore

Materials on, under or at the Fab 7 Plant, (ii) any Environmental Claim relating to the Borrower or the Phase I Project or the Phase II Project or arising out of the use of the Fab 7 Plant, or (iii) the exercise of any Indemnified Party’s rights under any of the provisions of this Section 16.10, but excluding any matter based solely on the fraud, gross negligence or willful misconduct of any such Indemnified Party or any of their respective officers, directors, employees, representatives, attorneys or agents, as the case may be, as determined pursuant to a final, non-appealable judgment by a court of competent jurisdiction.
     (c) To the extent that any undertaking in clauses (a) and (b) of this Section 16.10 may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute the maximum portion that it is permitted to pay and satisfy under Applicable Law to the payment and satisfaction of such undertaking.
     (d) All sums paid and costs incurred by any Indemnified Party with respect to any matter indemnified hereunder shall bear interest at the Default Rate from the date the Borrower receives notice thereof from such Indemnified Party until such Indemnified Party is reimbursed by the Borrower. All sums paid and costs incurred by any Financing Party with respect to any matter indemnified hereunder shall, except as otherwise set forth herein, be immediately due and payable on demand. Each such Indemnified Party shall promptly notify the Borrower in a timely manner of any such amounts payable by Borrower hereunder; provided, however, any failure to provide such notice shall not affect the Borrower’s obligations under this Section 16.10. The provisions of this Section 16.10 shall survive satisfaction or discharge of the Guaranteed Credits and related obligations and shall be in addition to any other rights and remedies of any Indemnified Party.
     (e) Each Indemnified Party pursuant to Sections 16.10(a) and (b), within fifteen (15) Business Days after the receipt by it of notice of the commencement of any action for which indemnity may be sought by it, or by any Person Controlling it, from the Borrower on account of the agreements contained in this Section 16.10, shall notify the Borrower in writing of the commencement thereof; provided, however, that the failure of such Indemnified Party to so notify the Borrower of any such action shall not release the Borrower from any liability that it may have to such Indemnified Party. The Borrower shall be entitled to participate in the defense of any such action so long as no Default or Event of Default has occurred and is continuing.
     (f) The Borrower agrees that no Indemnified Party shall have any liability (whether special, direct, indirect or consequential, in contract or tort or otherwise) to the Borrower or any of its Affiliates or to their respective security holders or creditors arising out of, related to or in connection with the Phase I Project or the Phase II Project or any of the Financing Documents, except to the extent caused by such Indemnified Party’s fraud, gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction whose determination of such matter is not subject to appeal. In no circumstance shall (i) any Indemnified Party be liable to the Borrower for any indirect or (whether direct or indirect) special or consequential losses or damages suffered by the Borrower or any of its Affiliates (including lost profits, business opportunities or anticipated savings), or (ii) the liability of either Ex-Im Bank or the Lender hereunder exceed the amount actually borrowed by the Borrower under the Guaranteed Credits.
Facility Agreement AP082872XX-Singapore

     16.11 Currency Indemnity.
     (a) The currency in which an amount is expressed to be payable, and the place where that amount is to be paid, under the terms of the Financing Documents are of the essence of the transactions represented by the Financing Documents, and no obligation under the Financing Documents shall be discharged or satisfied unless and until the relevant Financing Party has received the full amount payable in respect of such obligation in the currency and in accordance with the Financing Documents.
     (b) The Borrower, as an independent obligation, shall indemnify each Financing Party against any loss or liability that such Financing Party incurs as a consequence of:
          (i) such Financing Party receiving an amount in respect of the Borrower’s liability under the Financing Documents; or
          (ii) such liability being converted into a claim, proof, judgment or order, in a currency other than the currency in which the amount is expressed to be payable, or in a place other then the place where that amount is to be paid, under the relevant Financing Document.
     (c) Unless otherwise required by law, the Borrower waives any right it may have in any jurisdiction to pay any amount under the Financing Documents in a currency other than that in which it is expressed to be payable.
     16.12 Counterparts. This Agreement may be signed in separate counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
     16.13 Termination of the Ex-Im Bank Guarantee Agreement. In the event that the Ex-Im Bank Guarantee Agreement terminates in its entirety pursuant to the terms and conditions of the Ex-Im Bank Guarantee Agreement, as of the date of such termination, the rights of Ex-Im Bank under Section 12 of this Agreement shall automatically be deemed to have been assigned to the Lender, except for those rights under Section 12 that relate to the Guaranteed Credit in respect of which Ex-Im Bank has made a claim payment under the Ex-Im Bank Guarantee Agreement.
     16.14 English Language. All documents to be delivered by any party hereto pursuant to the terms hereof shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the other parties hereto shall have the right to rely for all purposes under this Agreement and any Guaranteed Note.
     16.15 Severability. To the extent permitted by Applicable Law, the illegality or unenforceability of any provision of this Agreement shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement.
Facility Agreement AP082872XX-Singapore

     16.16 Ex-Im Bank as Subrogee. Each of the parties hereto agrees that, upon payment of any amount by Ex-Im Bank under the Ex-Im Bank Guarantee Agreement, Ex-Im Bank shall be subrogated (by way of an assignment, by operation of law or otherwise) to all of the rights of the Lender in respect of Guaranteed Amounts under the Financing Documents (other than the Fee Letter and claims of the Lender not consisting of Guaranteed Amounts) or otherwise to the extent set forth in the Ex-Im Bank Guarantee Agreement and in this Agreement, and all payments by the Borrower hereunder with respect to such Guaranteed Amounts shall thereafter be made directly to Ex-Im Bank (and not to the Facility Agent).
     16.17 Right of Setoff. If an Event of Default shall have occurred and is continuing, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by the Lender or any of its Affiliates to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by the Lender, irrespective of whether the Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of the Lender under this Section 16.17 are in addition to other rights and remedies (including other rights of setoff) which the Lender may have.
     16.18 Certain Negative Covenants of Lender. The Lender agrees that it will not, without the prior written consent of Ex-Im Bank, (a) declare all or any part of the Borrower’s Indebtedness under any Guaranteed Note to be due and payable, or (b) agree to any material amendment, modification, supplement or waiver of, or give any consent or approval under, any term or provision of the Financing Documents. Nothing herein shall preclude the Lender from demanding payment when due of obligations of the Borrower not constituting Guaranteed Amounts.
[SIGNATURE PAGES FOLLOW]
Facility Agreement AP082872XX-Singapore

     IN WITNESS WHEREOF, each of the parties hereto has caused this Ex-Im Bank Facility Agreement to be duly executed and delivered as of the date first above written.

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By:	/s/ Chia Song Hwee
(Signature)

Name:	Chia Song Hwee
(Print)

Title:	President & CEO
(Print)

EXPORT-IMPORT BANK OF THE UNITED STATES

By:	/s/ Barbara O’Boyle
(Signature)

Name:	Barbara O’Boyle
(Print)

Title:	Vice President, Structured Finance
(Print)

Ex-Im Bank Guaranteed Credit No. AP082872XX-Singapore
Facility Agreement AP082872XX-Singapore

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Lender

By:	/s/ Marguerite M. Gill
(Signature)

Name:	Marguerite M. Gill
(Print)

Title:	Vice President
(Print)

Lending Office information:
JPMorgan Chase Bank, N.A.
International Banking Facility
245 Park Avenue
10th Floor
New York, New York 10167

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,
as Facility Agent

By:	/s/ Marguerite M. Gill
(Signature)

Name:	Marguerite M. Gill
(Print)

Title:	Vice President
(Print)

Ex-Im Bank Guaranteed Credit No. AP082872XX-Singapore
Facility Agreement AP082872XX-Singapore

Schedule 9.01(b)
Capitalization of the Borrower
Chartered Semiconductor Manufacturing Ltd
(i)	Share Capital of the Borrower as at May 10, 2007

Share Capital Issued	No. of shares	Share Capital (S$)
Current Issued and Paid-up capital	2,538,042,316	4,382,108,454.078
(ii)	List of shareholder owning directly or indirectly 5% or more of the Borrower’s shares as at May 10, 2007

Name of Shareholder	No. of Shares	% of issued share capital
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	59.5075%

Note:	Temasek Holdings (Private) Limited is deemed to be interested in the 1,510,324,883 shares held by Singapore Technologies Semiconductors Pte Ltd
Facility Agreement AP082872XX-Singapore

1

Schedule 9.01(j)
Proceedings
None.
Facility Agreement AP082872XX-Singapore

1

Schedule 9.01(n)(iv)
Withholding Taxes
Withholding Taxes: Schedule 9.01(n)(iv)
Financing Agreement

Exposure Fee to Ex-Im Bank	15% *

Guarantee Commitment Fee to Ex-Im Bank	15% *

Interest Payment to Lender	15%
Fee Letter

Service Fee to J.P. Morgan (S.E.A.) Limited	Not Applicable
Documentary Processing Fee to Lender	15% *
Commitment Fee to Lender	15% *
L/C Fees to Lender	15% *
Security Trustee Fee to Security Trustee	15% *

*	The payments would not be subject to withholding taxes if the following conditions are satisfied:

(a) the transactions are conducted at arm’s length;

(b) there is no intention to siphon off Singapore income; and

(c) the arrangement, management, guarantee or service is performed outside Singapore.
Facility Agreement AP082872XX-Singapore

1

Schedule 9.01(r)
Indebtedness
Existing Indebtedness:

List of Indebtedness	Original Principal
Amount (US$ million)

Part 1
Ex-Im Phase I Project Credit Facilities*	653.0
SMBC Revolving Credit Facility	150.0
Bank of America Revolving Credit Facility	50.0
Convertible Redeemable Preference Shares**	253.0
6.00% Amortizing Bonds due 2010*	47.0
6.25% Senior Notes due 2013	300.0
6.375% Senior Notes due 2015	250.0

Part II
5.75% Senior Notes due 2010	375.0

Total	2,078.0

*	Has been partly repaid.

**	Currently accounted for as mezzanine equity in financial statements.
Facility Agreement AP082872XX-Singapore

1

Schedule 11.01(l)
Hedging Policies
[ATTACHED]
Facility Agreement AP082872XX-Singapore

1

Exhibit A
FORM OF NOTICE OF BORROWING
[Letterhead of the Borrower]
Date of this Notice of Borrowing:                     , 20     1
Requested Drawdown Date:                     , 20
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Lender and as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, NW
Washington, DC 20571
Attention: Asset Management Division
Re:	Chartered Semiconductor Fab 7 Phase II Project — Notice of Borrowing Ex-Im Bank Transaction No. AP082872XX-Singapore
Ladies and Gentlemen:
          1. This Notice of Borrowing (this “Notice of Borrowing”) is delivered to you pursuant to Sections 3.02(a) and 6.03(c) of that certain Ex-Im Bank Facility Agreement dated as of                           , 2007 (the “Ex-Im Bank Facility Agreement”), by and among Chartered Semiconductor Manufacturing Ltd, a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); Export-Import Bank of the United States, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the “Facility Agent”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Ex-Im Bank Facility Agreement.
          2. This Notice of Borrowing constitutes a request for a Disbursement of US$[                    ], which shall be allocated as follows:

[1]	To be delivered no later than twenty (20) Business Days prior to the Requested Drawdown Date.
Facility Agreement AP082872XX-Singapore
 EXHIBIT A

1

Guaranteed Credit	Amount Requested[2]
Tranche [A][B] Guaranteed Credit	US$
Reimbursements	US$
L/C Payments	US$
Exposure Fee	US$
          The Borrower hereby represents and warrants:
          1. The Requested Drawdown Date for the above Disbursement is                     , 20     , which is a Business Day that is at least twenty (20) Business Days after the delivery of this Notice of Borrowing and which is the same date for each Disbursement requested by this Notice of Borrowing.
          2. The immediately preceding Requested Drawdown Date was                     . The immediately preceding Disbursement Date was                     . Excluding Disbursements necessary to permit the final Disbursement, no other Disbursement has been made during the current calendar month.
          3. On the Requested Drawdown Date, after giving effect to the Disbursement requested hereunder, the aggregate balance of all Disbursements (from and including the Initial Utilization Date) under the Guaranteed Credits is US$                    . The foregoing amount is allocated as follows:

% of Aggregate
Guaranteed Credit		Disbursements
Tranche A Guaranteed Credit	US$	%
Reimbursements	US$	%
L/C Payments	US$	%
Exposure Fee	US$	%

[Tranche B Guaranteed Credit	US$	%
Reimbursements	US$	%
L/C Payments	US$	%
Exposure Fee	US$	%]
          4. The proceeds of the Disbursement requested hereunder shall be applied only to such Project Costs as are permitted under the Ex-Im Bank Facility Agreement.
          5. With respect to the requested Disbursement, the Disbursement will be made by way of [Reimbursement][L/C Payment].

[2]	Except with respect to the final Disbursement under each Guaranteed Credit, the minimum draw amount for each Guaranteed Credit shall be (a) US$5,000,000 in the case of the initial Disbursement under each Guaranteed Credit, and (b) US$1,000,000 in the case of any other Disbursement.
Facility Agreement AP082872XX-Singapore
 EXHIBIT A

2

          [Include if applicable] [6. The Construction Progress Report dated                      indicates the absence of Material Compliance with the original Ramp and Capital Costs Budget delivered pursuant to Section 6.01(g) or the Ramp Schedule in the following manner: [Borrower to insert description.]]
          7. No Default or Event of Default has occurred and is continuing as of the date hereof (or shall result from the making of the requested Disbursement).
          8. Both immediately before and after giving effect to the requested Disbursement, all representations and warranties of the Borrower contained in Section 9 of the Ex-Im Bank Facility Agreement and in any other Financing Document are and shall be true, correct and complete in all material respects with the same force and effect as though such representations and warranties had been made on and as of the date hereof, except for any such representations and warranties in such Financing Documents that expressly relate only to an earlier date.
          9. The proceeds of the requested Disbursement are required by the Borrower for the payment of Project Costs already paid, currently due and payable or scheduled to become due or payable in the thirty (30) days next succeeding the relevant Disbursement Date.
          10. No Material Adverse Effect exists; nor is there any fact or circumstance known to the Borrower that could reasonably be expected to result in a Material Adverse Effect.
          11. There are no actions, suits, proceedings or, to the Borrower’s knowledge, claims or investigations at law or in equity (if applicable) pending before any Governmental Authority, arbitral tribunal or other body that could reasonably be expected to succeed on the merits (a) to set aside, restrain, enjoin or prevent the development or construction of the Fab 7 Plant or the Phase II Facilities or the making of any Disbursement; or (b) against or affecting the Borrower, any of the Borrower’s property, the Phase I Project or the Phase II Project that, in the case of this clause (b) (if adversely determined), could reasonably be expected to result in a Material Adverse Effect.
          12. The Borrower has applied amounts consisting of Corporate Cash Balance from time to time to the payment of Project Costs in an aggregate amount of (a) not less than US$1.60 for every US$1.00 of Loans made under the Tranche A Commitment[, and (b) not less than US$2.00 for every US$1.00 of Loans made under the Tranche B Commitment].
Facility Agreement AP082872XX-Singapore
EXHIBIT A

3

          IN WITNESS WHEREOF, the undersigned has executed this Notice of Borrowing on the date first above written.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:
Name:
Title:

cc:	Marguerite Gill
JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Attachments
Facility Agreement AP082872XX-Singapore
EXHIBIT A

4

EXHIBITS TO FORM OF NOTICE OF BORROWING
(To be attached by the Borrower)
A.	All certificates and documentation required by the Notice of Borrowing (including certifications, documents or other items necessary to establish the satisfaction of the conditions of the Ex-Im Bank Facility Agreement); provided, however, that the certificates and documentation required under Section 6.01 of the Ex-Im Bank Facility Agreement in connection with the Initial Utilization Date shall not be required to be delivered in connection with any subsequent Notice of Borrowing delivered in connection with any subsequent Disbursement, unless the Ex-Im Bank Facility Agreement specifically contemplates otherwise pursuant to Sections 6.02 and 6.03 thereof.

B.	Disbursement Certificate signed by an Authorized Officer of the Borrower.
Facility Agreement AP082872XX-Singapore
EXHIBIT A

5

Exhibit B
FORM OF DISBURSEMENT CERTIFICATE
[Letterhead of the Borrower]
Date of this Disbursement Certificate: _______________, 20___1
Requested Drawdown Date: _______________, 20___
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Lender and as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, NW
Washington, DC 20571
Attention: Asset Management Division
Re:	Chartered Semiconductor Fab 7 Phase II Project — Disbursement Certificate Ex-Im Bank Transaction No. AP082872XX-Singapore
Ladies and Gentlemen:
          1. This Disbursement Certificate (this “Certificate”) is delivered to you pursuant to Sections 3.02(a) and 6.03(c) of that certain Ex-Im Bank Facility Agreement dated as of _________   ___, 2007 (the “Ex-Im Bank Facility Agreement”), by and among Chartered Semiconductor Manufacturing Ltd, a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); Export-Import Bank of the United States, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the

[1]	To be delivered no later than twenty (20) Business Days prior to the Requested Drawdown Date with the Notice of Borrowing.
Facility Agreement AP082872XX-Singapore
EXHIBIT B

1

“Facility Agent”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Ex-Im Bank Facility Agreement.
          2. The Borrower hereby certifies for the benefit of each Financing Party that:
     (a) The aggregate amount of Project Costs incurred through (and including) the Requested Drawdown Date is US$___, segregated by major categories as described on Exhibit A attached hereto.
     (b) Of the Project Costs described in clause (a) above, (i) those items listed on Annex 1 to Exhibit A have previously been paid, (ii) those items listed on Annex 2 to Exhibit A are currently due and payable, and (iii) those items listed on Annex 3 to Exhibit A are expected to become due and payable in the thirty (30) days next succeeding the Requested Drawdown Date.
     (c) The proceeds of the Disbursement are needed by the Borrower for payment of the Project Costs described in clauses (b)(i), (ii) and (iii) above.
     (d) The Project Costs described in clauses (b)(i), (ii) and (iii) above have not been the subject of any previous or pending Disbursement.
     (e) The Borrower is in compliance with each of the conditions set forth in [Section 6.01 and]2 [Section 6.04 and]3 [Section 6.02 and]4 Section 6.03 of the Ex-Im Bank Facility Agreement.

[2]	Use only in connection with the initial Disbursement or initial Utilization under the Tranche A Guaranteed Credit.

[3]	Use only in connection with a Disbursement or Utilization under the Tranche A Guaranteed Credit occurring on or after December 31, 2005.

[4]	Use only in connection with the initial Disbursement or initial Utilization under the Tranche B Guaranteed Credit.
Facility Agreement AP082872XX-Singapore
EXHIBIT B

2

          IN WITNESS WHEREOF, the Borrower has executed this Disbursement Certificate on the date first above written.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:
Name:
Title:

cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 9th Floor New York, NY 10081
Attachments:	Exhibit A Annex 1 Annex 2 Annex 3	Project Costs Previously paid Due and payable Expected to become due and payable in the thirty (30) days next succeeding the Requested Drawdown Date
Facility Agreement AP082872XX-Singapore
EXHIBIT B

3

EXHIBIT A
TO DISBURSEMENT CERTIFICATE
PROJECT COSTS
          Project Costs incurred through (and including) the Requested Drawdown Date, segregated by major categories,5 are as follows:
[Category]	US$

Total:	US$

[5]	Categories should correspond to line items in the Ramp and Capital Costs Budget.
Facility Agreement AP082872XX-Singapore
EXHIBIT B

4

ANNEX 1
TO EXHIBIT A
TO DISBURSEMENT CERTIFICATE
[List Project Costs previously paid]
Facility Agreement AP082872XX-Singapore
EXHIBIT B

5

ANNEX 2
TO EXHIBIT A
TO DISBURSEMENT CERTIFICATE
[List Project Costs currently due and payable]
Facility Agreement AP082872XX-Singapore
EXHIBIT B

6

ANNEX 3
TO EXHIBIT A
TO DISBURSEMENT CERTIFICATE
[List Project Costs expected to become due and payable
in the thirty (30) days next succeeding the Requested Drawdown Date]
Facility Agreement AP082872XX-Singapore
EXHIBIT B

7

Exhibit C
FORM OF BORROWER’S CLOSING CERTIFICATE
[Letterhead of the Borrower]
Date: [Dated as of the Initial Utilization Date]
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Lender and as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, NW
Washington, DC 20571
Attention: Asset Management Division
Re:	Chartered Semiconductor Fab 7 Phase II Project — Borrower’s Closing Certificate Ex-Im Bank Transaction No. AP082872XX — Singapore
Ladies and Gentlemen:
          1. This Borrower’s Closing Certificate (this “Certificate”) is delivered to you pursuant to Section 6.01(b) and Sections 6.01(a), 6.01(c), 6.01(f), 6.01(g), 6.01(i), 6.01(j), 6.01(k), 6.01(p) and 6.01(t) of that certain Ex-Im Bank Facility Agreement dated as of __________ ___, 2007 (the “Ex-Im Bank Facility Agreement”), by and among Chartered Semiconductor Manufacturing Ltd, a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); Export-Import Bank of the United States, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the “Facility Agent”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Ex-Im Bank Facility Agreement.
Facility Agreement AP082872XX-Singapore
EXHIBIT C

1

          2. I, [name], hereby certify that I am the duly [[elected] or [appointed] insert appropriate term] and qualified [title] of the Borrower and that, in such capacity, I am authorized to execute this Certificate on behalf of the Borrower.
          3. The Borrower hereby certifies as of the date hereof as follows:
               (a) each Financing Document (except the Guaranteed Note in respect of the Tranche B Guaranteed Credit) to which the Borrower is a party has been duly executed and delivered by the Borrower and, to the Borrower’s knowledge, is in full force and effect in accordance with its terms;
               (b) attached hereto as Exhibit A is a true, correct and complete copy of the Memorandum and Articles of Association of the Borrower[, certified as of a recent date by the appropriate Governmental Authority of Singapore]1;
               (c) attached hereto as Exhibit B is a certificate dated as of a recent date from the appropriate Governmental Authority of Singapore as to the good standing and existence of the Borrower;
               (d) attached hereto as Exhibit C are true, correct and complete copies of the resolutions [and, as applicable, ratifications] adopted by the board of directors of the Borrower approving (A) the Borrower’s participation in the Phase II Project and the Financing and (B) authorizing the execution, delivery and performance of each Financing Document to which the Borrower is or is to be a party;
               (e) the persons listed below are (i) presently acting officers of the Borrower duly elected and qualified to the offices set forth opposite their respective names and (ii) each authorized to (A) execute and deliver the Financing Documents to which the Borrower is or is to be a party or (B) otherwise act on the Borrower’s behalf with regard to the Phase II Project. The signature of each such officer (as set forth hereon) is the true and genuine signature of such officer:

Name	Title	Signature

[Name]	[Title]

[Name]	[Title]

[Name]	[Title]
               (f) attached hereto as Exhibit D is a true, correct and complete copy of the Ramp Schedule. Attached hereto as Exhibit E is a true, correct and complete copy of the Ramp and Capital Costs Budget. Both the Ramp Schedule and the Ramp and Capital Costs Budget and supporting documents (i) were prepared in good faith by the Borrower; (ii) are based upon assumptions that are consistent with the applicable provisions of the Financing Documents

[1]	Insert the bracketed text, if applicable.
Facility Agreement AP082872XX-Singapore
EXHIBIT C

2

and Applicable Law and that the Borrower considers to be reasonable; and (iii) in the Borrower’s reasonable judgment, represent the best reasonable estimate of the information set forth therein as of the date hereof. As of the date hereof, the construction of the Fab 7 Plant and the Phase II Facilities has progressed in accordance, and is in Material Compliance, with the Ramp Schedule and the Ramp and Capital Costs Budget. The Ramp and Capital Costs Budget is consistent with the initial Ramp Schedule and the Borrower Projections;
               (g) the Borrower Projections and the underlying models and assumptions related thereto, including, without limitation, the underlying assumptions in respect of all applicable tax laws and regulations (i) were prepared in good faith by the Borrower; (ii) are based upon assumptions that are consistent with the applicable provisions of the Financing Documents and Applicable Law; (iii) are, to the best of the Borrower’s knowledge, after reasonable inquiry, reasonable; and (iv) represent the Borrower’s best reasonable estimate of the information set forth therein as of the date hereof;
               (h) the Borrower and the Phase I Project and the Phase II Project are in compliance (i) in all respects with Environmental Requirements, and (ii) in all material respects with all other Applicable Laws;
               (i) the financing committed to be provided to the Borrower pursuant to the Financing Documents, together with the amounts of Corporate Cash Balance and all amounts of committed and available long-term credit facilities under the Other Phase II Credit Facilities, is sufficient to enable the Borrower to pay all Project Costs set forth in the Ramp and Capital Costs Budget and otherwise achieve the Phase II Completion Date;
               (j) each Supply Contract has been duly executed by the Borrower and the relevant Exporter and is in full force and effect; and
               (k) (i) all security interests intended to be created pursuant to the Account Pledge Agreement have been created and, where appropriate, registered or recorded, or other action has been taken that is necessary in Singapore to create (to the extent permitted by Applicable Law) a first-priority perfected security interest and Lien over the Charged Property (as defined in the Account Pledge Agreement) in favor of the Security Trustee and Ex-Im Bank; (ii) all fees and duties due and payable in connection with such registration, recordation or other action have been paid; and (iii) all such security interests are valid and enforceable against (A) the Borrower, and (B) any subsequent lienor (including a judgment lienor), holder of a charge or transferee for value or not, in bulk, by operation of law, for the benefit of creditors, or otherwise.
Facility Agreement AP082872XX-Singapore
EXHIBIT C

3

          IN WITNESS WHEREOF, the Borrower has executed this Borrower’s Closing Certificate on the date first above written.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:
Name:
Title:

cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Attachments:	Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E	Articles of Association Certificate of Good Standing and Existence Resolutions Ramp Schedule Ramp and Capital Costs Budget
Facility Agreement AP082872XX-Singapore
EXHIBIT C

4

Exhibit D
FORM OF BORROWER’S FINANCIAL STATEMENT CERTIFICATE
[Letterhead of the Borrower]
Date:________________1
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Lender and as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, NW
Washington, DC 20571
Attention: Asset Management Division
Re:	Chartered Semiconductor Fab 7 Phase II Project — Borrower’s Financial Statement Certificate Ex-Im Bank Transaction No. AP082872XX — Singapore
Ladies and Gentlemen:
          1. This Borrower’s Financial Statement Certificate (this “Certificate”) is delivered to you pursuant to Section [6.01(d)] [10.01(o)]2 of that certain Ex-Im Bank Facility Agreement dated as of ___, 2007 (the “Ex-Im Bank Facility Agreement”), by and among Chartered Semiconductor Manufacturing Ltd, a public company limited by shares duly organized and existing under the laws of the Republic of Singapore (the “Borrower”); JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Lender (the “Lender”); Export-Import Bank of the United States, an independent agency of the government of the United States of America (“Ex-Im Bank”); and JPMorgan Chase Bank, National Association, a national banking association duly organized and existing under the laws of the United States of America, as Facility Agent (the “Facility Agent”). All capitalized terms used but not defined

[1]	If delivered pursuant to Section 6.01(d), date as of the Initial Disbursement Date. If delivered pursuant to Section 10.01(o)(i), deliver as soon as available, but in any event within ninety (90) days after the end of each Fiscal Year. If delivered pursuant to Section 10.01(o)(ii), deliver as soon as available, but in any event within thirty (30) days after the Borrower’s receipt of the relevant financial statements. If delivered pursuant to Section 10.01(o)(iii), deliver as soon as available, but in any event within sixty (60) days after each of the first three (3) fiscal quarters in each Fiscal Year.

[2]	Insert appropriate section reference.
Facility Agreement AP082872XX-Singapore
EXHIBIT D

1

herein shall have the respective meanings ascribed thereto in the Ex-Im Bank Facility Agreement.
          2. I, [name], hereby certify that I am the duly [[elected] or [appointed] insert appropriate term] and qualified [title]3 of the Borrower and that, in such capacity, I am authorized to execute this Certificate on behalf of the Borrower.
          3. The Borrower hereby certifies as of the date hereof as follows:
               (a) attached hereto as Exhibit A are copies of the most recent [audited annual] [and] [unaudited quarterly] financial statements of the Borrower [,and the most recent annual or interim reports given to the Borrower by the Independent Accountant (other than ordinary course non-substantive correspondence)] (the “Financial Statements”);
               (b) the Financial Statements (i) are true, correct and complete in all material respects as of the date of such statements; (ii) have been prepared in accordance with GAAP; and (iii) present fairly, in all material respects, the financial condition of the Borrower and the results of its operations and cash flows as at the end of and for the applicable period [(subject, in the case of quarterly financial statements, to normal year-end audit adjustments) (insert, if applicable, only if submitting quarterly financials)]; [and
               (c) no material adverse change in the consolidated assets, liabilities, operations or financial condition of the Borrower has occurred from that set forth in the Financial Statements attached hereto [except as detailed below: (exceptions shall be in form and substance satisfactory to Ex-Im Bank)].]4
               [(c) other than as set forth in the Financial Statements or otherwise previously disclosed in writing to Ex-Im Bank and the Lender, there are no liabilities or obligations that could reasonably be expected to be material to the Borrower or could reasonably be expected to have a Material Adverse Effect; and
               (d) no Default or Event of Default has occurred and is continuing that has not been waived.]5

[3]	Must be chief financial officer or other appropriate financial officer.

[4]	Use regarding statements delivered pursuant to Section 6.01(d).

[5]	Use regarding statements delivered pursuant to Section 10.01(o).
Facility Agreement AP082872XX-Singapore
EXHIBIT D

2

          IN WITNESS WHEREOF, the Borrower has executed this Certificate on the date first above written.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:
Name:
Title:

cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Attachment:	Exhibit A Financial Statements
Facility Agreement AP082872XX-Singapore
EXHIBIT D

3

Exhibit E
FORM OF CONSTRUCTION PROGRESS REPORT
[ATTACHED]
Facility Agreement AP082872XX-Singapore
EXHIBIT E

1

Exhibit F
FORM OF ANNUAL BUDGET
[ATTACHED]
Facility Agreement AP082872XX-Singapore
EXHIBIT F

1

FORM OF TRANCHE [A/B] FLOATING RATE GUARANTEED NOTE	Annex A-1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
TRANCHE [A/B] PROMISSORY NOTE

US$__________	______________, 20___
FOR VALUE RECEIVED, Chartered Semiconductor Manufacturing Ltd, with offices at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 (the “Maker”), by this promissory note (this “Guaranteed Note”) hereby unconditionally promises to pay to the order of JPMorgan Chase Bank, National Association, as Lender (the “Lender”), at JPMorgan Chase Bank, N.A., International Banking Facility, 245 Park Avenue, 10th Floor, New York, NY 10167, ABA Number 021000021, Account Number 544748148, Account Name IBF, Reference: Chartered Semiconductor/Ex-Im Bank, or at such other account and address in the United States as the holder hereof may direct from time to time, the principal sum of ________________ or, if less, the aggregate unpaid and outstanding principal amount of this Guaranteed Note, and to pay interest on the principal balance hereof from time to time outstanding at the rate per annum equal to the Applicable Interest Rate. Beginning on the Ex-Im Bank Claim Payment Date (hereinafter defined), the definition of Special LIBOR shall apply for all purposes, including, without limitation, the seventh paragraph hereof, in place of the definition of LIBOR. All capitalized terms not defined herein have the meanings assigned to them in the Ex-Im Bank Facility Agreement (hereinafter defined).
The principal hereof shall be paid in ten (10) successive, semi-annual installments commencing on the Repayment Commencement Date for the Tranche [A/B] Guaranteed Credit and on each Repayment Date thereafter up to and including the Final Maturity Date for the Tranche [A/B] Guaranteed Credit. The installment payable on any Repayment Date will be of a principal amount equal to the percentage for the relevant Repayment Date (as set out in Schedule 1 to this Guaranteed Note) of the principal amount of Disbursements outstanding on the expiry of the Availability Period. The Maker shall, on the Final Maturity Date, repay in full the principal amount hereof then outstanding.
Interest on this Guaranteed Note is payable on each Repayment Date, beginning on the first such date following the [Initial Utilization Date] [date of the initial Disbursement under the Tranche B Guaranteed Credit]. Interest will be calculated on the basis of the actual number of days elapsed over a year of 360 days.
In the event that any amount of the principal hereof or accrued interest on this Guaranteed Note is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Maker shall pay to the Lender on demand interest on such unpaid amount (to the extent permitted by Applicable Law) for the period from the date such amount was due until such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) per annum above the

A-1-1

interest rate then applicable under the first paragraph hereof until the end of the then current Interest Period.
Notwithstanding the above, beginning on the date on which Ex-Im Bank shall have made a claim payment to the Lender under the Ex-Im Bank Guarantee Agreement (the “Ex-Im Bank Claim Payment Date”), in the event any amount of principal of or accrued interest on this Guaranteed Note owing to Ex-Im Bank is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Maker shall pay to Ex-Im Bank on demand interest on such unpaid amount (to the extent permitted by Applicable Law) for the period from the date such amount was due until such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) above the interest rate then applicable under the first paragraph hereof.
This is the Guaranteed Note referenced in Section 5.04(a) of the Ex-Im Bank Facility Agreement, dated as of ___________ ___, 2007, by and among the Maker, the Lender, the Facility Agent and Ex-Im Bank (as amended, modified or supplemented and in effect from time to time, the “Ex-Im Bank Facility Agreement”). This Guaranteed Note is entitled to the benefits of and is governed in all respects by, the terms of the Ex-Im Bank Facility Agreement, which Ex-Im Bank Facility Agreement, among other things, contains provisions for the payment of principal and interest (including default interest) hereon without set-off, counterclaim, deduction, withholding on account of taxes levied and imposed under the laws of the government of Singapore (or any other jurisdiction from which such payments required hereunder are made), restrictions and conditions of whatever nature, and for acceleration of the maturity hereof upon the happening of certain stated events. The principal amount hereof may be prepaid in accordance with the terms of the Ex-Im Bank Facility Agreement. This Guaranteed Note shall be valid and enforceable as to its principal amount at any time only to the extent of the aggregate amount then disbursed and outstanding under the Tranche [A/B] Guaranteed Credit, and as to interest only to the extent of the interest thereon. All payments received hereunder shall be applied in accordance with the order of priority set forth in Section 8.02 of the Ex-Im Bank Facility Agreement.
All Disbursements made with respect to the Tranche [A/B] Guaranteed Credit pursuant to the Ex-Im Bank Facility Agreement and all payments and prepayments made on account of the principal balance hereof shall be recorded by the Lender on the grid set forth on Schedule 2 hereto, provided that failure to make such a notation shall not affect or diminish the Maker’s obligation to repay all amounts due on this Guaranteed Note, as and when due. Any notations by the Lender on this Guaranteed Note regarding payments made on account of the principal thereof, in the absence of manifest error, shall be conclusive and binding. Upon the payment in full of this Guaranteed Note, the Lender shall promptly surrender this Guaranteed Note to the Borrower through Ex-Im Bank for cancellation.
The Maker hereby waives demand, diligence, presentment, protest and notice of every kind, and warrants to the holder that all action and approvals required for the execution and delivery hereof as a legal, valid and binding obligation of the undersigned, enforceable in accordance with the terms hereof, have been duly taken and obtained.
This Guaranteed Note shall be governed by, and construed in accordance with, the law of the State of New York, including Sections 5-1401 and 5-1402 of the New York General Obligations Law.

A-1-2

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:

(Signature)[1]

Name:

(Print)

Title:

(Print)

By:

(Signature)

Name:

(Print)

Title:

(Print)
Promissory Note No. ________
Ex-Im Bank Transaction No. AP082872XX-Singapore

[1]	Corporate makers should sign only in their corporate capacities with proper reference to their corporate titles.

A-1-3

Schedule 1 to
Annex A-1
PRINCIPAL REPAYMENT SCHEDULE

	Percentage of
	Guaranteed Credit to Be
Installment	Repaid	Repayment Date[2]	Repayment Date[3]
1	10.00%	July 15, 2010	July 15, 2012
2	10.00%	January 15, 2011	January 15, 2013
3	10.00%	July 15, 2011	July 15, 2013
4	10.00%	January 15, 2012	January 15, 2014
5	10.00%	July 15, 2012	July 15, 2014
6	10.00%	January 15, 2013	January 15, 2015
7	10.00%	July 15, 2013	July 15, 2015
8	10.00%	January 15, 2014	January 15, 2016
9	10.00%	July 15, 2014	July 15, 2016
10	10.00%	January 15, 2015	January 15, 2017

[2]	Use this column in connection with the Tranche A Guaranteed Credit. Insert earlier dates, as appropriate, in the event the Phase II Interim Completion Date occurs prior to January 15, 2010

[3]	Use this column in connection with the Tranche B Guaranteed Credit. Insert earlier dates, as appropriate, in the event the Phase II Completion Date occurs prior to January 15, 2012

A-1-4

Schedule 2 to
Annex A-1
This Guaranteed Note evidences Disbursements made under the within-described Ex-Im Bank Facility Agreement to the Maker, on the dates and in the principal amounts, subject to payments and prepayments of principal, set forth below:

	Principal	Payment Date		Unpaid
Date of	Amount of	of	Amount Paid or	Principal	Notation Made
Disbursement	Disbursement	Disbursement	Prepaid	Amount	By

A-1-5

FORM OF TRANCHE [A/B] FIXED RATE GUARANTEED NOTE	Annex A-2
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
TRANCHE [A/B] PROMISSORY NOTE

U.S. $_______	__________, 20___
Chartered Semiconductor Manufacturing Ltd, with offices at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 (the “Maker”), by this promissory note (this “Guaranteed Note”) hereby unconditionally promises to pay to the order of JPMorgan Chase Bank, National Association, as Lender (the “Lender”), at JPMorgan Chase Bank, N.A., International Banking Facility, 245 Park Avenue, 10th Floor, New York, NY 10167, ABA Number 021000021, Account Number 544748148, Account Name IBF, Reference: Chartered Semiconductor/Ex-Im Bank, or at such other account and address in the United States as the holder hereof may direct from time to time, the principal sum of __________ or, if less, the aggregate unpaid and outstanding principal amount of this Guaranteed Note, and to pay interest on the principal balance hereof from time to time outstanding at the rate per annum equal to [___________]. All capitalized terms not defined herein have the meanings assigned to them in the Ex-Im Bank Facility Agreement (hereinafter defined).
The principal hereof shall be paid in ten (10) successive, semi-annual installments commencing on the Repayment Commencement Date for the Tranche [A/B] Guaranteed Credit and on each Repayment Date thereafter up to and including the Final Maturity Date for the Tranche [A/B] Guaranteed Credit. The installment payable on any Payment Date will be of a principal amount equal to the percentage for the relevant Repayment Date (as set out in Schedule 1 to this Guaranteed Note) of the principal amount of Disbursements outstanding on the Final Disbursement Date. The Maker shall, on the Final Maturity Date, repay in full the principal amount hereof then outstanding.
Interest on this Guaranteed Note is payable on each Interest Payment Date, beginning on the first such date following the Switch Date. Interest will be calculated on the basis of the actual number of days elapsed (including the first day, but excluding the last day) over a year of 360 days.
In the event that any amount of the principal hereof or accrued interest on this Guaranteed Note is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Maker shall pay to the Lender on demand interest on such unpaid amount (to the extent permitted by Applicable Law) for the period from the date such amount was due until such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) per annum above the interest rate then applicable under the first paragraph hereof until the end of the then current Interest Period.
Notwithstanding the above, beginning on the date on which Ex-Im Bank shall have made a claim payment to the Lender under the Guarantee Agreement (the “Ex-Im Bank Claim Payment Date”)

A-2-1

in the event any amount of principal of or accrued interest on this Guaranteed Note owing to Ex-Im Bank is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Maker shall pay to Ex-Im Bank on demand interest on such unpaid amount (to the extent permitted by Applicable Law) for the period from the date such amount was due until such amount shall have been paid in full at an interest rate per annum equal to one percent (1%) above the interest rate then applicable under the first paragraph hereof.
This is the Guaranteed Note referenced in Clause 5.04(a) of the Ex-Im Bank Facility Agreement, dated as of ___________ ___, 2007, by and among the Maker, the Lender, the Facility Agent and Ex-Im Bank (as amended, modified or supplemented and in effect from time to time, the “Ex-Im Bank Facility Agreement”). This Guaranteed Note is entitled to the benefits of and is governed in all respects by, the terms of the Ex-Im Bank Facility Agreement, which Ex-Im Bank Facility Agreement, among other things, contains provisions for the payment of principal and interest (including default interest) hereon without set-off, counterclaim, deduction, withholding on account of taxes levied and imposed under the laws of the government of Singapore (or any other jurisdiction from which such payments required hereunder are made), restrictions and conditions of whatever nature, and for acceleration of the maturity hereof upon the happening of certain stated events. The principal amount hereof may be prepaid in accordance with the terms of the Ex-Im Bank Facility Agreement. This Guaranteed Note shall be valid and enforceable as to its principal amount at any time only to the extent of the aggregate amount then disbursed and outstanding under the Tranche [A/B] Guaranteed Credit, and as to interest only to the extent of the interest thereon. All payments received hereunder shall be applied in accordance with the order of priority set forth in Section 8.02 of the Ex-Im Bank Facility Agreement.
All Disbursements made with respect to the Tranche [A/B] Guaranteed Credit pursuant to the Ex-Im Bank Facility Agreement and all payments and prepayments made on account of the principal balance hereof shall be recorded by the Lender on the grid set forth on Schedule 2 hereto, provided that failure to make such a notation shall not affect or diminish the Maker’s obligation to repay all amounts due on this Guaranteed Note, as and when due. Any notations by the Lender on this Guaranteed Note regarding payments made on account of the principal thereof, in the absence of manifest error, shall be conclusive and binding. Upon the payment in full of this Guaranteed Note, the Lender shall promptly surrender this Guaranteed Note to the Borrower through Ex-Im Bank for cancellation.
The Maker hereby waives demand, diligence, presentment, protest and notice of every kind, and warrants to the holder that all action and approvals required for the execution and delivery hereof as a legal, valid and binding obligation of the undersigned, enforceable in accordance with the terms hereof, have been duly taken and obtained.
This Guaranteed Note shall be governed by, and construed in accordance with, the law of the State of New York, including Sections 5-1401 and 5-1402 of the New York General Obligations Law.

A-2-2

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:

(Signature)[1]

Name:

(Print)

Title:

(Print)

By:

(Signature)

Name:

(Print)

Title:

(Print)
Promissory Note No. _____
Ex-Im Bank Transaction No. AP082872XX-Singapore

[1]	Corporate makers should sign only in their corporate capacities with proper reference to their corporate titles.

A-2-3

Schedule 1 to
Annex A-2
PRINCIPAL REPAYMENT SCHEDULE

	Percentage of
	Guaranteed Credit to Be
Installment	Repaid	Repayment Date[1]	Repayment Date[2]
1	10.00%	July 15, 2010	July 15, 2012
2	10.00%	January 15, 2011	January 15, 2013
3	10.00%	July 15, 2011	July 15, 2013
4	10.00%	January 15, 2012	January 15, 2014
5	10.00%	July 15, 2012	July 15, 2014
6	10.00%	January 15, 2013	January 15, 2015
7	10.00%	July 15, 2013	July 15, 2015
8	10.00%	January 15, 2014	January 15, 2016
9	10.00%	July 15, 2014	July 15, 2016
10	10.00%	January 15, 2015	January 15, 2017

[2]	Use this column in connection with the Tranche A Guaranteed Credit. Insert earlier dates, as appropriate, in the event the Phase II Interim Completion Date occurs prior to January 15, 2010.

[3]	Use this column in connection with the Tranche B Guaranteed Credit. Insert earlier dates, as appropriate, in the event the Phase II Completion Date occurs prior to January 15, 2012.

A-2-4

Schedule 2 to
Annex A-2
This Guaranteed Note evidences Disbursements made under the within-described Ex-Im Bank Facility Agreement to the Maker, on the dates and in the principal amounts, subject to payments and prepayments of principal, set forth below:

	Principal	Payment Date		Unpaid
Date of	Amount of	of	Amount Paid or	Principal	Notation Made
Disbursement	Disbursement	Disbursement	Prepaid	Amount	By

A-2-5

UTILIZATION AND DISBURSEMENT PROCEDURES FOR GUARANTEED CREDITS	Annex B

I.	Introduction
         In order to be guaranteed by Ex-Im Bank, funds must be disbursed under the Guaranteed Credits in accordance with the “Reimbursement Procedure” and/or the “L/C Procedure,” both of which are described below. No other disbursement methods are permitted.

II.	Reimbursement Procedure
         The Borrower may from time to time request that Disbursements be made by the Lender to the Borrower’s account at a commercial bank in the United States (unless otherwise agreed by Ex-Im Bank) selected by the Borrower and acceptable to each of the Facility Agent and Ex-Im Bank to: (i) reimburse the Borrower for the Ex-Im Bank-approved portion of any payments made by the Borrower to an Exporter or Ancillary Services Provider; and (ii) charge the Borrower for the Exposure Fee due to Ex-Im Bank (if financed). The Borrower may submit no more than one (1) request for Reimbursement per month.
         To obtain Disbursements under the Reimbursement Procedure:
            A. No later than 20 Business Days prior to the requested date of such Disbursement, the Borrower shall deliver to the Facility Agent copies of the following documents (collectively, the “Reimbursement Documents”), all of which must be satisfactory in form and substance to the Facility Agent and Ex-Im Bank. Upon receipt, the Facility Agent will review the Reimbursement Documents for compliance. If it deems them satisfactory it will submit them to the Operations Division of Ex-Im Bank, not later than 14 Business Days prior to the requested date of such Disbursement:
               1. The original Request for Reimbursement to Borrower’s Account, in the form of Exhibit 2, signed by the authorized representative(s) of the Borrower designated pursuant to Section 6.01 of the Ex-Im Bank Facility Agreement (the “Agreement”), and accompanied by an Itemized Statement of Payments in the form of Exhibit 2(a) for each Exporter or Ancillary Services Provider.
               2. Copies of the invoice(s) for the Goods and Services to be financed under the requested Disbursement, bearing a U.S. street address (unless otherwise agreed by Ex-Im Bank), and bearing or accompanied by evidence that the Exporter(s) or Ancillary Services Provider(s) thereof, as the case may be (the “Payee”), has been paid. Evidence of payment may be any of the following: (a) a “paid” stamp on the invoice signed by the Payee; (b) a copy of a commercial bank’s “Advice of Payment” to the Payee; (c) a copy of both sides of a cancelled check made payable to the Payee; or (d) a letter from the Payee acknowledging payment.

               3. An original completed Exporter’s Certificate(s) in the form of Exhibit 1, signed by an authorized officer or employee of the Exporter or Ancillary Services Provider (with attachments, if required) unless an Exporter’s Certificate has been previously provided by such Exporter (or Ancillary Services Provider) pursuant to a prior Utilization.
               4. Copies of signed, clean, on-board ocean, airway, railway or other bills of lading evidencing shipment of the Goods from the United States to the Borrower’s Country (or, in the case that the Borrower’s Country is either Canada or Mexico, a destination in the United States that is a point of importation into Canada or Mexico, respectively). Ocean bills of lading must either show shipment on vessels of U.S. registry or be accompanied by an appropriate MARAD waiver (as described in Section IV below). Bills of lading are not required for Services, Progress Payments.
               5. Such other documents, statements, certificates, information and evidence as Ex-Im Bank may from time to time reasonably request.
         Ex-Im Bank may receive copies of the Reimbursement Documents, except for (i) the Request for Reimbursement to Borrower’s Account, and (ii) if required to be submitted, the Exporter’s Certificate, which shall be manually signed originals.
            B. If a Letter of Credit naming the Exporter as the beneficiary has been previously opened in accordance with the L/C Procedure set forth in Part III below, the Facility Agent will coordinate with Ex-Im Bank and the Borrower to determine the appropriate percentage that will apply to the requested Reimbursement, based on the Exporter’s Certificate submitted under the L/C Procedure.
            C. Upon approval of the Reimbursement Documents, Ex-Im Bank shall issue to the Facility Agent a Certificate Authorizing Reimbursement, in the form of Exhibit 4.
            D. Upon receipt of the Certificate Authorizing Reimbursement, the Lender will reimburse the Borrower for the Ex-Im Bank-approved portion of the Goods and Services as approved by Ex-Im Bank in the Certificate, and will simultaneously pay to Ex-Im Bank the Exposure Fee (if financed) that is due on such Reimbursement, in accordance with the terms of the Agreement. The sum of the amounts so reimbursed to the Borrower and so paid to Ex-Im Bank shall constitute a Disbursement under the Guaranteed Credits.

III.	L/C Procedure
         The Borrower may request a commercial bank located in the United States that is acceptable to the Facility Agent and Ex-Im Bank (“L/C Bank”)1 to issue, confirm or advise letters of credit (“Letters of Credit”) in favor of an Exporter (or U.S.-based Ancillary Services

[1]	The Facility Agent may also be the L/C Bank if the Facility Agent is a commercial bank located in the U.S.

Provider) as the beneficiary. Ex-Im Bank reserves the right to limit the number of Letters of Credit for which it will issue Certificates Approving Letter of Credit. Whenever possible, all Goods and Services to be purchased from one beneficiary should be covered under a single Letter of Credit.
         To obtain Disbursements under the L/C Procedure:
            A. The Borrower shall request the L/C Bank to submit to the Facility Agent the following documents (collectively, the “L/C Documents”), all of which must be satisfactory in form and substance to the L/C Bank, the Facility Agent and Ex-Im Bank:
               1. The original Request for Letter of Credit Approval, in the form of Exhibit 5, signed by the authorized representative(s) of the Borrower designated pursuant to Section 6.01 of the Agreement.
               2. Three (3) copies of the proposed letter of credit in favor of the beneficiary, complete in all respects, except for date and signature by the L/C Bank, and accompanied by a copy of the related pro forma invoice or Supply Contract. The Borrower’s instructions to the L/C Bank with respect to the proposed letter of credit shall provide that the documents to be presented for drawings under such letter of credit meet the documentary requirements of the Agreement, including the submission of invoices (except that invoices need not be accompanied by evidence of payment), any Amended Exporter’s Certificates, and bills of lading, in form and substance as specified in Section II above.
               3. An original completed Exporter’s Certificate(s), signed by an authorized officer or employee of the Exporter (or Ancillary Services Provider), with attachments, if required; unless such Exporter (or Ancillary Services Provider) has previously provided an Exporter’s Certificate pursuant to a prior Utilization.
               4. Such other documents, statements, certificates, information and evidence as Ex-Im Bank may from time to time reasonably request.
            B. Upon approval of the L/C Documents, Ex-Im Bank shall issue to the L/C Bank, with a copy to the Facility Agent, a Certificate Approving Letter of Credit, in the form of Exhibit 6.
            C. Upon receipt of the Certificate Approving Letter of Credit, the L/C Bank shall issue, advise or confirm the Letter of Credit.
            D. If the Exposure Fee is included in the Letter of Credit, before any drawings are permitted under the Letter of Credit, the L/C Bank shall have received from the beneficiary of such Letter of Credit its irrevocable instructions, in form and substance satisfactory to the Facility Agent, L/C Bank and Ex-Im Bank, to: (i) deduct from the first payment (if the Exposure Fee is to be paid “up front”) or each payment (if the Exposure

Fee is to be paid “as disbursed”) under the Letter of Credit an amount equal to the Exposure Fee payable to Ex-Im Bank; and (ii) to pay such amount directly to Ex-Im Bank.
            E. The L/C Bank will pay the beneficiary under the Letter of Credit upon presentation of the documents required by the Letter of Credit (“Drawing Documents”), and will simultaneously pay to Ex-Im Bank the applicable Exposure Fee, if any. A Disbursement shall be deemed to occur when the L/C Bank makes payment of a draft drawn under the Letter of Credit (“L/C Payment”). The sum of the amounts so paid to the beneficiary and to Ex-Im Bank under, and in accordance with the terms of, the Letter of Credit shall constitute the amount of the Disbursement.
            F. Within three (3) Business Days after the date of an L/C Payment, the Facility Agent shall deliver, or request the L/C Bank to deliver, to Ex-Im Bank copies of the Drawing Documents related to such L/C Payment (including a copy of the advice of payment to the beneficiary’s account), except any Amended Exporter’s Certificate, which shall be a manually signed original.
            G. Ex-Im Bank Approval of Letter of Credit Amendments.
               1. Any amendments to a Letter of Credit not listed in Part III.H below must be approved by Ex-Im Bank, the Facility Agent and the L/C Bank. The Borrower’s request for Ex-Im Bank’s approval of such amendment shall be made in the form of Exhibit 7, completed and signed by the authorized representative(s) of the Borrower designated pursuant to Section 6.01 of the Agreement, accompanied by any relevant documents. If Ex-Im Bank approves the proposed amendment, it shall issue to the L/C Bank, with a copy to the Facility Agent, a Certificate Approving Amendment of Letter of Credit in the form of Exhibit 8.
               2. No Letter of Credit shall be amended except in accordance with the procedures set out in Part III.G.1. or Part III.H.2.
            H. Facility Agent Approval of Letter of Credit Amendments.
               1. After Ex-Im Bank has issued a Certificate Approving a Letter of Credit, so long as the procedures set out in Part III.H.2 below are followed, the Facility Agent and the L/C Bank may approve any of the following amendments to Letters of Credit in accordance with the Uniform Customs and Practices for Documentary Credits (International Chamber of Commerce Publication 500), as the same may be amended from time to time (“UCP”) without Ex-Im Bank’s prior approval:
                  a. In order to allow sufficient time for the presentation of all documents and the making of all Letter of Credit disbursements, extend the expiry date to the earlier of: (i) a date certain; and (ii) the Final

Disbursement Date deemed by Ex-Im Bank to be effective under the Guaranteed Credits;
                  b. Extend the final shipment date to the earlier of: (i) a date certain; and (ii) the Letter of Credit’s expiry date;
                  c. Permit partial shipment(s);
                  d. Permit trans-shipment(s) in accordance with the provisions of 46 U.S.C. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);
                  e. Permit shipment(s) by any airline rather than ocean vessel, provided that air waybill(s) are required with respect to such shipment(s) instead of ocean bill(s) of lading;
                  f. In accordance with the prior consent of each beneficiary, permit a reduction of the Letter of Credit’s face amount;
                  g. Permit “on-deck” shipment(s);
                  h. Permit a change in the address of a beneficiary, provided that such address, when changed, is a street address located in the United States;
                  i. Permit a change in the address of the Letter of Credit applicant;
                  j. Permit ocean shipment(s), provided that signed, clean, on-board ocean bill(s) of lading are required with respect to such shipment(s) and that such bill(s) of lading evidence shipment(s) on ocean vessel(s) of either (i) U.S. registry or (ii) non-U.S. registry pursuant to a MARAD waiver of the provisions of 46 U.S.C. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);
                  k. Permit language or spelling changes that do not constitute or give rise to a material change in the terms and conditions of such Letter of Credit, in order to: (i) correct a typographical error; (ii) correct an omission; or, (iii) clarify otherwise ambiguous language;
                  l. Permit changes made on account of requirements for certain consularized documents, except that such change(s) shall not result in the modification or elimination of a commercial invoice as a necessary document for presentation;

                  m. Permit acceptance of “stale” documents or documents that are presented or are to be presented later than 21 calendar days from the related shipment date, provided that such documents are dated no earlier than the Initial Eligibility Date;
                  n. Permit the change of either: (i) the originating port or originating airport to a different U.S. port or U.S. airport; or, (ii) the port of destination or airport of destination to a different port located in the Borrower’s Country or a different airport located in the Borrower’s Country; or
                  o. Permit changes in the number of copies of documents to be presented by a beneficiary, except that such change may not result in the deletion or modification in the terms of a document required for presentation.
               2. Any request by the Borrower to the Facility Agent for approval of an amendment of a Letter of Credit pursuant to Part III.H.1. shall be made in the form of Exhibit 9, completed and signed by an authorized representative of the Borrower designated pursuant to Section 6.01 of the Agreement, and accompanied by the relevant documents, including copies of the proposed Letter of Credit amendment prepared by the L/C Bank. If the Facility Agent approves the proposed amendment, the Facility Agent shall issue to Ex-Im Bank, no later than ten (10) Business Days after the issuance of the Letter of Credit amendment, a Notice of Letter of Credit Amendment, in the form of Exhibit 10, completed and signed on behalf of the Facility Agent by a Person authorized under the Agreement, and accompanied by any relevant documents.
               3. By written notice to the Facility Agent and the Borrower, Ex-Im Bank may suspend or cancel the authority of the Facility Agent to approve Letter of Credit amendments pursuant to the procedure set out in this Part III.H.

IV.	Ocean Transportation — MARAD Waivers
         If any of the Goods are to be or were previously exported on ocean vessels that are not vessels of U.S. registry, the Borrower must obtain a waiver from the provisions of 46 U.S.C. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended). An application for waiver must be submitted to the U.S. Maritime Administration (“MARAD”) at the following address: Director, Office of Market Development, Room 7207, Maritime Administration, Department of Transportation, 400 7th Street, S.W., Washington, DC 20590 (with a copy to Ex-Im Bank). For further information about PR17 waivers, please contact MARAD or go to its website at http://www.marad.dot.gov. Each application for such waiver must be submitted to MARAD sufficiently in advance of the intended shipping date in order to allow MARAD adequate opportunity to process the application. If any of the Goods are or were shipped on ocean vessels of non-U.S. registry without a MARAD waiver, or contrary to the provisions of a MARAD waiver, such Goods will not be eligible for financing under the Guaranteed Credits.
Exhibits to Annex B:

1	—	Form of Exporter’s Certificate
2	—	Request for Reimbursement to Borrower’s Account
2(a)	—	Itemized Statement of Payments
3	—	Certificate Authorizing Reimbursement of Goods and Services
4	—	Request for Letter of Credit Approval
5	—	Certificate Approving Letter of Credit
6	—	Request for Ex-Im Bank Approval of Amendment to Letter of Credit
7	—	Certificate Approving Amendment to Letter of Credit
8	—	Request for Facility Agent Approval of Amendment to Letter of Credit
9	—	Notice of Letter of Credit Amendment
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
         The following is included for informational purposes only, and is not part of the Agreement:
         Because the Exporter(s) (and Ancillary Services Provider, if any), and the L/C Bank are not parties to the Agreement, the Borrower and Facility Agent will need to take the following steps to ensure that the Guaranteed Credits are disbursed in a timely fashion:
         1. The Borrower should advise the Exporter(s) (and any Ancillary Services Providers, if any) of the provisions of this Agreement that will require its cooperation, including, without limitation, the requirement that the Initial Exporter’s Certificate be completed and submitted prior to the first Utilization. The Borrower should also advise the Exporter(s) (and any Ancillary Services Provider(s)) of its obligation, as described in Section 7 of the Exporter’s Certificate, to submit an Amended Exporter’s Certificate if the information or certifications set forth in a previously submitted Certificate become untrue.
         2. If the Borrower would like to use the L/C Procedure, the Borrower must make appropriate arrangements with the L/C Bank regarding the issuance, confirmation or advice of the Letters of Credit and the payment of any fees that the L/C Bank may charge. The Lender and the L/C Bank must enter into a reimbursement agreement with respect to the L/C Payments, which reimbursement agreement, along with Ex-Im Bank’s Certificate Approving Letter of Credit, will be conditions precedent to the issuance, confirmation or advice of a letter of credit by the L/C Bank.
         3. Examples of sample L/C proviso wording can be found at www.exim.gov/tools/creditad.html.

FORM OF EXPORTER’S CERTIFICATE	EXHIBIT 1 to Annex B
Name and U.S. Street Address of Exporter:
Date:                     , 20
RE:	Ex-Im Bank Credit/Guarantee/Insurance Number: Purchaser: Supply Contract/Purchase Order No.(s)
Check one:	☐	Initial Exporter’s Certificate
	☐	Amended Exporter’s Certificate. The following has changed: [specify]
We understand that the Export-Import Bank of the United States (“Ex-Im Bank”) provides credit support to promote U.S. export sales, and that Ex-Im Bank will determine the scope of its support for our sale to the Purchaser based on the information provided below. To aid in this determination, we, the Exporter, hereby certify:
PART A: CONTENT
1.       Content. This information is based on our best efforts to assess the value of the goods and services (“Goods and Services”) to be provided under the above-referenced supply contract(s) or signed purchase order(s) with the Purchaser (the “Supply Contract(s)/Purchase Order(s)”). Content changes may need to be reported via an amended Exporter’s Certificate (see Part C below). Check one:
☐	The Goods and Services contain only U.S. Content: the U.S. Content Percentage is 100% (i.e., no Foreign Content, Local Costs, or Excluded Goods and Services (defined below)). Please do not complete the chart if this box is checked.

☐	The Goods and Services contain less than 100% U.S. Content. Please complete the chart if this box is checked.

		Definition	USD
A.	Supply Contract/ Purchase Order(s)	The aggregate price of all Goods and Services in the Supply Contract/Purchase Order(s).
B.	Excluded Goods and Services	The aggregate price of all Goods and Services that are not eligible for (or excluded from) Ex-Im Bank support (e.g., goods not shipped from the U.S.)
C.	Contract Price	A minus B
D.	Local Costs	The aggregate price of all Goods originated/manufactured in the Purchaser’s country and all Services provided by residents of the Purchaser’s country.
E.	Net Contract Price	C minus D
F.	Foreign Content	The aggregate cost to the Exporter of any Goods (or components thereof) that were produced or manufactured outside the U.S., Services provided by third country-resident personnel, and foreign freight costs and foreign insurance included in the Net Contract Price for Goods exported from the U.S. (Such amount shall not include any Local Costs.)
G.	U.S. Content	E minus F
H.	U.S. Content Percentage	G divided by E, expressed as a percentage.	%
I.	Disbursement Percentage	Initial Exporter’s Certificate: input the lower of (i) 85% and (ii) the percentage in H. Amended Exporter’s Certificate: input the percentage obtained from the Disbursement Percentage Calculator page (if any).	%

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PART B: CERTIFICATIONS
We hereby certify, as to ourselves and the Ex-Im Bank-approved Goods and Services sourced from the U.S. and the Purchaser’s country, as follows:
1. 15% Cash Payment. We (i) have received (or will receive) payment for at least 15% of the Net Contract Price, and/or (ii) have financed (or will finance) such amount at market rates. We have submitted (or will submit) evidence of payment of our invoices. (For 100% U.S. Goods and Services, “Net Contract Price” means the aggregate price of such Goods and Services.)
2. Invoices and Shipment. We have provided (or will provide) copies of (i) invoices describing the Goods and Services and (ii) signed, clean, onboard bills of lading evidencing that the Goods included in the Net Contract Price have been shipped from the U.S. to the Purchaser’s country. For Services, progress payments for Goods prior to shipment, and/or Local Costs, the value of the work performed at the time the invoices therefor are submitted for payment shall equal or exceed the amount so invoiced (or we have obtained Ex-Im Bank’s prior consent to an alternative arrangement).
3. Suspension and Debarment. We and each of our Principals individually, have not within the past 3 years been a) debarred, suspended, declared ineligible from participating in, or voluntarily excluded from participation in, a Covered Transaction, b) formally proposed for debarment, with a final determination still pending, c) indicted, convicted or had a civil judgment rendered against us for any of the offenses listed in the Regulations, d) delinquent on any substantial debts owed to the U.S. Government or its agencies or instrumentalities as of the date of execution of this certification; or we have received a written statement of exception from Ex-Im Bank attached to this certification, permitting participation in this Covered Transaction despite an inability to make certifications a) through d) in this paragraph.
     We further certify that we have not and will not knowingly enter into any agreements in connection with the Goods and Services with any individual or entity that has been debarred, suspended, declared ineligible from participating in, or voluntarily excluded from participation in a Covered Transaction. All capitalized terms not defined herein shall have the meanings set forth in the Government-wide Non-procurement Suspension and Debarment Regulations — Common Rule (Regulations). In addition, we are not listed on any of the publicly available debarment lists of the following international financial institutions: World Bank Group, African Development Bank, Asian Development Bank, European Bank for Reconstruction and Development and the Inter-American Development Bank.
4. Other Payments; Legal Compliance. Without Ex-Im Bank’s written consent, a copy of which is attached, we have not and will not agree to, offer to, cause to, or arrange for, directly or indirectly, any payment, discount, allowance, rebate, commission, fee or other payment in connection with the sales of the Goods and Services under (or obtaining) the Supply Contract/Purchase Order(s) or Ex-Im Bank Credit/Guarantee/Insurance, except for a) payment of manufacturing costs or for the purchase of the Goods, b) the regular remuneration of our regular full-time directors, officers and employees; c) regular commissions or fees, if any, to our regular sales agent, broker or representative and readily identifiable on our books and records as to amount, purpose and recipient; d) any discounts, allowances, or rebates to the Purchaser that are disclosed in our invoices; or e) any letter of credit or other fees paid to commercial

B(1)-2

banks or any payments made to Ex-Im Bank in connection with the Ex-Im Bank Credit/Guarantee/Insurance.
     In addition, neither we nor anyone acting on our behalf, such as agents, have engaged, or will engage, in any activity in connection with this transaction that is a violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. 78dd-1, et seq. (which provides for civil and criminal penalties against companies and individuals who directly or indirectly make or facilitate corrupt payments to foreign officials to obtain or keep business).
     Further, neither we nor anyone acting on our behalf in connection with this transaction are currently under charge or have been, within the past 5 years, convicted in any court or been subject to national administrative measures of any country for bribery of foreign public officials.
     To the best of our knowledge, the Supply Contract/Purchase Order(s) and the performance by the parties of their respective obligations thereunder does not violate any applicable law.
5. Munitions List. Except as described on our attached statement, none of the Goods and Services are on the U.S. Munitions List (part 121 of Title 22 of the Code of Federal Regulations).
PART C: CHANGES AND EX-IM BANK RELIANCE
6. Changes to Certifications. With respect to Part A, we will promptly complete and submit an Amended Exporter’s Certificate if there has been a “material change” in the U.S. Content Percentage (together with a copy of the completed “Disbursement Percentage Calculator” found at www.exim.gov/tools/disbcalc.html) prior to any further presentation of invoices for payment. A “material change” in the U.S. Content Percentage occurs if (a) the U.S. Content Percentage has decreased by more than 5% (as compared to the U.S. Content Percentage reported in the initial Exporter’s Certificate) and (b) aggregate foreign content is over 20% (i.e., the new U.S. Content Percentage is less than 80%).
     With respect to Parts B or C, if any of the certifications made therein become untrue, we will promptly submit an amended Exporter’s Certificate, noting the changes and with any required attachments, prior to any further presentation of invoices for payment.
7. Ex-Im Bank Reliance. With knowledge that Ex-Im Bank will rely on the certifications and representations made in this Exporter’s Certificate, we agree we are liable for any damages suffered by Ex-Im Bank’s reliance. We understand that these certifications are subject to the penalties for fraud provided in Article 18 U.S.C., Section 1001. We agree that presentation of invoices for payment under the Ex-Im Bank Credit/Guarantee/Insurance is a confirmation by us of the information and certifications made herein. By his signature, the person signing this Exporter’s Certificate on behalf of the Exporter represents that he is fully authorized to do so. We agree to provide additional information with respect to any of the matters covered in this Exporter’s Certificate upon Ex-Im Bank’s reasonable written request.
[EXPORTER]

By:
(Authorized Officer or Employee)
Name:
Title:

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INSTRUCTIONS TO EXPORTERS:
Part A: Content
The information provided in Part A will be used to determine the total amount of Ex-Im Bank guarantee, loan or insurance support for a transaction. Please refer to Ex-Im Bank’s Fact Sheets on Foreign Content, Local Costs, and Ancillary Services at http://www.exim.gov/products/index.html for a further explanation of Ex-Im Bank’s content and cover policies.
Part B: Certifications
The certifications in Part B cover those Goods and Services sourced from U.S. (or the Purchaser’s country) and approved as eligible for coverage under an Ex-Im Bank Credit/Guarantee/Insurance. If you have any question about what Goods and Services are approved by Ex-Im Bank, please contact your Ex-Im Bank credit officer. For Long-Term transactions (credit over $10MM or more than 7 years repayment), such “Goods and Services” are those listed in the current Acquisition List submitted by the Borrower to Ex-Im Bank.
Initial Exporter’s Certificate
The Exporter’s Certificate must be completed by the Exporter and presented prior to the borrower’s first request for disbursement related to that exporter’s invoices under the Ex-Im Bank-supported credit. Exporter’s Certificates are also to be completed by U.S. and non-U.S. providers of ancillary services (such as banking, financial advisor, technical consultant, and legal) that have been approved by Ex-Im Bank for financing under the Ex-Im Bank Credit/Guarantee/Insurance.
Amended Exporter’s Certificates
If an Amended Exporter’s Certificate is required pursuant to Section 6 of the Exporter’s Certificate, the Exporter should check the “Amended Exporter’s Certificate” box at the top of the Certificate and note the change being reflected in the amended Certificate. The Exporter should contact the lender under an Ex-Im Bank Guarantee/Insurance transaction, or Ex-Im Bank if an Ex-Im Bank Credit, for instructions on where to send the Amended Exporter’s Certificate.
Please note that a change to Part A (Content) requires the Exporter to attach a copy of the “Disbursement Percentage Calculator” to the Amended Exporter’s Certificate. The Calculator allows the Exporter to calculate the new disbursement percentage for the transaction. The Calculator (and instructions) are found at http://www.exim.gov/tools/disbcalc.html. Changes to Sections 4 and 5 of Part B require the relevant Ex-Im Bank approval to be attached.
Links and Additional Information
For information regarding the Exporter’s Certificate (and other helpful facts), go to http://www.exim.gov/. Should you have any further questions regarding the Exporter’s Certificate, please call Ex-Im Bank’s Operations Division at (202) 565-3470. For insurance transactions, please contact your insurance broker or appropriate Ex-Im Bank regional office.
CONTENT REPORTS AND AGGREGATE FOREIGN CONTENT CAUSE REPORTS:
For informational and reporting purposes only, Ex-Im Bank requests that Exporters submit Content Reports and an annual Aggregate Foreign Content Cause Report. Under Medium-Term transactions a Content Report should be submitted with the Application for Ex-Im Bank support. Under Long-Term transactions the Content Report should be submitted with the initial Exporter’s Certificate. If at the completion of the work performed under a Supply Contract/Purchase Order(s), the foreign content amount changed by one percentage point or more of the value of the Net Contract Price, Exporters should submit a final revised Content Report within 60 days. Ex-Im Bank may contact Exporters to reconfirm the information provided in the Content Report.

B(1)-4

Exporters are requested to submit an annual Aggregate Foreign Content Cause Report containing information about the reasons for foreign content in Supply Contract/Purchase Orders.
The processing or approval of, or disbursements under, an Ex-Im Bank Credit/Guarantee/Insurance transaction will not be affected by the submission (or not) of Content Reports or Aggregate Foreign Content Cause Reports.
Content Report and Aggregate Foreign Content Cause Report forms and instructions can be found at http:/www.exim.gov/pub/txt/eib01-02.doc and http://www.exim.gov/pub/txt/eib01-02a.doc, respectively. Should you have any questions regarding the Content Report or Aggregate Foreign Content Cause Report, please call the Policy Group at (202) 565-3760.

B(1)-5

REIMBURSEMENT PROCEDURE	Annex B Exhibit 2
REQUEST FOR REIMBURSEMENT TO BORROWER’S ACCOUNT
____________, 20__
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention: Operations Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Request for Disbursement No. ___
Ladies and Gentlemen:
     In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of __________ ___, 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender (the “Lender”), and Export-Import Bank of the United States (“Ex-Im Bank”), we hereby request the Lender to make a Disbursement under the Guaranteed Credit thereby established in the amount set forth below, with the Reimbursement amount thereof being paid to [insert account information for relevant account] and with the Exposure Fee amount thereof being paid to Ex-Im Bank.
Reimbursement amount U.S.$__________ Exposure Fee amount U.S.$__________ TOTAL Disbursement U.S.$__________
We enclose our Itemized Statement of Payments No. ___, dated __________, 20___ (the “Itemized Statement of Payments”).
     We hereby certify with respect to the payments made by us for the Goods and Services specified in Itemized Statement of Payments that:

B(2)-1

     1. All such payments were made exclusively for the purchase in the United States of Goods and Services, and such Goods and Services will be used for lawful purposes in accordance with the terms of the Agreement.
     2. We have not previously requested Disbursements on account of these payments.
     3. Copies of invoices and bills of lading (accompanied by evidence that the Exporter or Ancillary Services Provider, as the case may be, has been paid) and other documents required by the “Utilization and Disbursement Procedures” (set forth in Annex B to the Agreement) relating to the Goods and Services specified in the attached Itemized Statement of Payments are submitted herewith.
     4. All of those Goods that have been or will be transported to the Borrower’s Country on ocean vessels have been or will be shipped on vessels of U.S. registry, except to the extent that a waiver of this requirement has been obtained from the U.S. Maritime Administration.
     We further certify that:
(i)	we have paid, or caused to be paid, the exact amounts set forth in the attached Itemized Statement of Payments for the Goods and Services specified therein;
(ii)	we have not, and to the best of our knowledge and belief, the Exporter(s) (and Ancillary Services Provider(s), if any) have not, and will not, agree to, offer to, cause to, arrange for or receive, directly or indirectly, any payment, discount, allowance, rebate, commission, fee or other payment in connection with Goods and Services or the Supply Contract(s) or the Guaranteed Credit, except for (a) payment of manufacturing costs or for the purchase of the Goods; (b) regular remuneration of regular full-time directors, officers and employees; (c) regular commissions or fees, if any, to regular sales agents, brokers or representatives and readily identifiable on the relevant party’s books and records as to amount, purpose and recipient; (d) any discounts, allowances, or rebates that are disclosed in invoices from the Exporter or Ancillary Services Provider, as the case may be and (e) any letter of credit or other fees paid to commercial banks or any payments made to Ex-Im Bank, in either case in connection with the Guaranteed Credit;
(iii)	we have not made, and to the best of our knowledge and belief, the Exporter(s) (and Ancillary Services Provider(s), if any) have not made, and will not make, any payment in connection with the Goods and Services or the Supply Contract(s) or the Guaranteed Credit to any Person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in procurement or non-procurement transactions with any United States federal government department or agency pursuant to any of the Debarment Regulations;

B(2)-2

(iv)	as of the date of this request, no Default or Event of Default has occurred and is continuing; and
(v)	as of the date of this request, the representations and warranties made by us in Section 9.01 of the Agreement [and Section 6.03(d)(ii) of the Agreement][2] are true.
     Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.

Very truly yours, CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:

(Signature)[3]

Name:

(Print)

Title:

(Print)
cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Enclosures
Itemized Statement of Payments and supporting documents

[2]	Insert reference to Section 6.03(d)(ii) of the Agreement for all Disbursements other than the initial Disbursement.
[3]	May only be signed by one (or more, if required) of the Authorized Officers of the Borrower.

B(2)-3

REIMBURSEMENT PROCEDURE	Annex B Exhibit 2(a)
ITEMIZED STATEMENT OF PAYMENTS
____________, 20__

Ex-Im Bank Transaction No. AP082872XX-Singapore
Itemized Statement of Payments No. __________
Attachment to Request for Reimbursement No. __________
[Exporter][Ancillary Services Provider]:__________
Supply Contract No(s):__________
Date of Exporter’s Certificate:__________

		Amount of	Brief Description of	Bill of Lading
Invoice No.	Date of Payment	Payment[1] (US$)	Good/Service[2]	Date/No.	Remarks

$__________ TOTAL AMOUNT OF PAYMENTS $__________ TOTAL AMOUNT OF PAYMENTS IN US$ $__________ REIMBURSEMENT AMOUNT AT ___%[3] $__________ TOTAL DISBURSEMENTS

[1]	If the amount of payment is not for the total invoice value, explain in Remarks.

[2]	Description must match that provided in the Acquisition List.

[3]	Total U.S. Invoice Value multiplied by the lesser of: (i) 85%, (ii) the U.S. Content Percentage from the most recently delivered Exporter’s Certificate and (iii) the Disbursement Percentage (if any) from such Exporter’s Certificate.

NOTE:	PLEASE COMPLETE ONE PAGE PER EXPORTER (OR ANCILLARY SERVICES PROVIDER)

B(2a)-1

Annex B
Exhibit 3
CERTIFICATE AUTHORIZING REIMBURSEMENT
(Goods and Services)
____________ 20__
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Certificate Authorizing Reimbursement No. [___] for Goods and Services
Ladies and Gentlemen:
In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement dated as of __________ ___, 2007 (the “Agreement”), by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender (the “Lender”), and Export-Import Bank of the United States (“Ex-Im Bank”), and with the Borrower’s Request for Reimbursement to Borrower’s Account, we hereby authorize the Lender to make a Disbursement under the Agreement in the aggregate amount of US$[__________] on [or before] [__________]1 by paying (i) the applicable Exposure Fee in the amount of US$[__________] to Ex-Im Bank and (ii) the Reimbursement amount of US$[__________] to the Borrower at the [__________] at [complete name and address of the payee bank].
Further, we hereby acknowledge that such Reimbursement, when so made, together with the Exposure Fee, when paid, shall constitute a Disbursement under the Guaranteed Credits, and, as such, together with the interest accrued thereon at the Guaranteed Interest Rate (as defined in the Ex-Im Bank Guarantee Agreement No. AP082872XX-Singapore), is guaranteed by Ex-Im Bank pursuant to the terms, and subject to the conditions, of the Ex-Im Bank Guarantee Agreement.

[1]	Insert date which is 30 days after the date of the Certificate Authorizing Reimbursement

B(3)-1

Capitalized terms used and not defined in this Certificate shall have the respective meanings specified in the Agreement.

EXPORT-IMPORT BANK OF THE UNITED STATES
By:
Name:
Title:

cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081

B(3)-2

L/C PROCEDURE	Annex B Exhibit 4
REQUEST FOR LETTER OF CREDIT APPROVAL
Date _________________
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention: Operations Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Request for Letter of Credit Approval
Ladies and Gentlemen:
     In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement (“Agreement”), dated as of __________ ___, 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States (“Ex-Im Bank”), we enclose for your approval three copies of a proposed Letter of Credit No. _____ (“Proposed L/C”), prepared by [__________], as L/C Bank.
     Identifying data with respect to the Proposed L/C are as follows:
     Beneficiary:
     Amount: US$
     Expiry Date:
     Description of Goods and Services being purchased:
     Reference No. from Acquisition List:

B(4)-1

     If the terms and conditions of this letter of credit meet with your approval, please issue a Certificate Approving Letter of Credit in the form of Exhibit 5 to Annex B to the Agreement.
CERTIFICATE
We hereby certify that:
(i) all the payments to be made under the Proposed L/C will be made exclusively for the purchase in the United States of Goods and Services, and such will be used for lawful purposes in accordance with the terms of the Agreement;
(ii) we have not, and to the best of our knowledge and belief, the beneficiary of the Proposed L/C has not, and will not, agree to, offer to, cause to, arrange for or receive, directly or indirectly, any payment, discount, allowance, rebate, commission, fee or other payment in connection with Goods and Services or the Supply Contract(s) or the Guaranteed Credit, except for (a) payment of manufacturing costs or for the purchase of the Goods; (b) regular remuneration of regular full-time directors, officers and employees; (c) regular commissions or fees, if any, to regular sales agents, brokers or representatives and readily identifiable on the relevant party’s books and records as to amount, purpose and recipient; (d) any discounts, allowances or rebates that are disclosed in invoices from the beneficiary of the Proposed L/C and (e) any letter of credit or other fees paid to commercial banks or any payments made to Ex-Im Bank, in either case in connection with the Guaranteed Credit;
(iii) we have not made, and to the best of our knowledge and belief, the beneficiary of the Proposed L/C has not made, and will not make, any payment in connection with the Goods and Services or the Supply Contract(s) or the Guaranteed Credit to any Person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in procurement or non-procurement transactions with any United States federal government department or agency pursuant to any of the Debarment Regulations;
(iv) as of the date of this request, no Default or Event of Default has occurred and is continuing; and
(v) as of the date of this request, the representations and warranties made by us in the Agreement are true.

B(4)-2

Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
Very truly yours,
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By:
(Signature)[1]

Name:
(Print)

Title:
(Print)
cc:	Marguerite Gill JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Enclosures
3 copies of Proposed L/C 1 copy of Exporter’s pro forma invoice,
Supply Contract, or other document covering purchase
[1 originally executed Exporter’s Certificate (Exhibit 1)] [Delete if previously provided in connection with previous Utilization or Disbursement]

[1]	May only be signed by one (or more, if required) of the Authorized Officers of the Borrower.

B(4)-3

L/C PROCEDURE	Annex B Exhibit 5
CERTIFICATE APPROVING LETTER OF CREDIT
____________ 20__
[_______________], as L/C Bank
[address]
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Certificate Approving Letter of Credit No. ___
Ladies and Gentlemen:
In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement dated as of __________ ___, 2007 (the “Agreement”), between the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender (the “Lender”), and the Export-Import Bank of the United States (“Ex-Im Bank”), and with the Borrower’s Request for Letter of Credit Approval, we hereby approve the [issuance, confirmation or advice] by the L/C Bank of Letter of Credit No. ___(the “Letter of Credit”), in the face amount of US$__________ and guaranteed by Ex-Im Bank to the maximum amount of US$__________.
We hereby acknowledge that payments made under the Letter of Credit in accordance with its terms [including any payment to Ex-Im Bank of the applicable Exposure Fee] constitute Disbursements under the Guaranteed Credits, and, together with interest accrued thereon at the Guaranteed Interest Rate (as defined in Ex-Im Bank Guarantee Agreement No. AP082872XX-Singapore dated as of __________ ___, 2007, between the Lender and Ex-Im Bank (the “Ex-Im Bank Guarantee Agreement”)), are guaranteed by Ex-Im Bank as provided in the Ex-Im Bank Guarantee Agreement.
The defined terms used in this Certificate shall have the respective meanings specified in the Agreement.

B(5)-1

EXPORT-IMPORT BANK OF THE UNITED STATES

By: (Signature)

Name: (Print)

Title: (Print)
cc:	Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio

B(5)-2

L/C PROCEDURE	Annex B Exhibit 6
REQUEST FOR EX-IM BANK APPROVAL OF AMENDMENT TO LETTER OF CREDIT
                     , 20
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Export-Import Bank of the United States
811 Vermont Ave., N.W.
Washington, DC 20571
Attention: Operations Division

Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Request to Amend Letter of Credit No.
Ladies and Gentlemen:
In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of                           , 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States (“Ex-Im Bank”), we enclose for your approval three (3) copies of a proposed amendment (“Amendment”) to Letter of Credit No.       (the “Letter of Credit”), prepared by [                    ], as L/C Bank. The Letter of Credit needs to be amended because [list reason(s)].1
If this Amendment meets with your approval, please issue your Certificate Approving Amendment to Letter of Credit with respect to this Letter of Credit, as amended (the “Amended L/C”).
CERTIFICATE
We hereby certify that:

[1]	Describe the facts or circumstances that justify the amendment.

B(6)-1

(i) all the payments to be made under the Amended L/C will be made exclusively for the purchase in the United States of Goods and Services, and such will be used for lawful purposes in accordance with the terms of the Agreement;
(ii) we have not, and to the best of our knowledge and belief, the beneficiary of the Amended L/C has not, and will not, agree to, offer to, cause to, arrange for or receive, directly or indirectly, any payment, discount, allowance, rebate, commission, fee or other payment in connection with Goods and Services or the Supply Contract(s) or the Guaranteed Credit, except for (a) payment of manufacturing costs or for the purchase of the Goods; (b) regular remuneration of regular full-time directors, officers and employees; (c) regular commissions or fees, if any, to regular sales agents, brokers or representatives and readily identifiable on the relevant party’s books and records as to amount, purpose and recipient; (d) any discounts, allowances or rebates that are disclosed in invoices from the beneficiary of the Amended L/C and (e) any letter of credit or other fees paid to commercial banks or any payments made to Ex-Im Bank, in either case in connection with the Guaranteed Credit;
(iii) we have not made, and to the best of our knowledge and belief, the beneficiary of the Amended L/C has not made, and will not make, any payment in connection with the Goods and Services or the Supply Contract(s) or the Guaranteed Credit to any Person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in procurement or non-procurement transactions with any United States federal government department or agency pursuant to any of the Debarment Regulations;
(iv) as of the date of this request, no Default or Event of Default has occurred and is continuing; and
(v) as of the date of this request, the representations and warranties made by us in the Agreement are true.
Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.

Very truly yours, CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By:

(Signature)[2]

Name:

(Print)

Title:

(Print)

[2]	May only be signed by one (or more, if required) of the Authorized Officers of the Borrower.

B(6)-2

cc:	Marguerite Gill JPMorgan Chase Bank, N.A., as Lender 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Enclosures
       3 copies of proposed Amendment to L/C
       1 copy of Exporter’s amended pro forma invoice, Supply Contract or other document covering purchase

B(6)-3

L/C PROCEDURE	Annex B Exhibit 7
CERTIFICATE APPROVING AMENDMENT TO LETTER OF CREDIT
Date_________________
[__________],
     as L/C Bank
[address]
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Certificate Approving Amendment to Letter of Credit No. __________
Ladies and Gentlemen:
     In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of __________ ___, 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender (the “Lender”), and Export-Import Bank of the United States (“Ex-Im Bank”), and with the Borrower’s Request for Ex-Im Bank Approval of Amendment to Letter of Credit, we hereby approve the proposed amendment to Letter of Credit No. ___ (the “Letter of Credit”).
     We hereby acknowledge that all payments made under the amended Letter of Credit in accordance with its terms [including any payments to Ex-Im Bank of the applicable Exposure Fee] constitute Disbursements under the Guaranteed Credit, and, together with accrued interest thereon at the Guaranteed Interest Rate (as defined in Ex-Im Bank Guarantee Agreement No. AP082872XX-Singapore dated as of ___________ ___, 2007, between the Lender and Ex-Im Bank (the “Ex-Im Bank Guarantee Agreement”)), are guaranteed by Ex-Im Bank as provided in the Ex-Im Bank Guarantee Agreement.
The defined terms used in this Certificate shall have the respective meanings specified in the Agreement.

B(7)-1

EXPORT-IMPORT BANK OF THE UNITED STATES
By:
(Signature)

Name:
(Print)

Title:
(Print)
cc:	Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio

B(8)-2

L/C PROCEDURE	Annex B Exhibit 8
REQUEST FOR FACILITY AGENT APPROVAL OF
AMENDMENT TO LETTER OF CREDIT
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio

Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Request for Amendment to Letter of Credit No.
Ladies and Gentlemen:
In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement dated as of                           , 2007 (the “Agreement”), by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent (the “Facility Agent”), JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States (“Ex-Im Bank”), we enclose for approval by the Facility Agent three (3) copies of a proposed amendment (the “Amendment”) to Letter of Credit No.                      (the “Letter of Credit”), prepared by [                    ], as L/C Bank.
The Amendment is requested in order to (place an “x” next to each applicable request):
☐	Allow sufficient time for the presentation of all documents and the making of all Letter of Credit disbursements by extending the expiry date to the earlier of: (i) or (ii) the expiry of the relevant Availability Period deemed by Ex-Im Bank to be effective under the Guaranteed Credits;

☐	Extend the final shipment date to the earlier of: (i) or (ii) the Letter of Credit’s expiry date;

☐	Permit partial shipment(s);

☐	Permit transhipments in accordance with the provisions of 46 USC. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);

☐	Permit shipment(s) by any airline rather than ocean vessel; we acknowledge that air waybill(s) will be required with respect to such shipment(s) instead of ocean bill(s) of lading;

☐	Permit a reduction of the Letter of Credit’s face amount; we enclose each beneficiary’s consent to this request;

B(8)-1

☐	Permit “on-deck” shipment(s);

☐	Permit a change in the address of [Name of Beneficiary], a beneficiary, to the following street address located in the United States:

.

☐	Permit a change in the address of [Name of Letter of Credit Applicant], a letter of credit applicant, to the following street address located in the United States:

.

☐	Permit ocean shipment(s); we acknowledge that clean, signed, on-board ocean bill(s) of lading will be required with respect to such shipment(s), and that such bill(s) of lading will evidence shipment(s) on ocean vessel(s) of either (i) U.S. registry or (ii) non-U.S. registry pursuant to a MARAD waiver of the provisions of 46 USC. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);

☐	Permit the following language or spelling changes:

.

We certify that the requested changes (x) will not constitute or give rise to a material change in the terms and conditions of the Letter of Credit, and (y) are requested in order to: (i) correct a typographical error; (ii) correct an omission; or (iii) clarify otherwise ambiguous language:

☐	Permit changes made on account of requirements for the following consularized document(s):

.

B(8)-2

We certify that the requested change(s) shall not result in the modification or elimination of a commercial invoice, which we recognize is a necessary document for presentation;

☐	Permit acceptance of “stale” documents or documents that are presented or are to be presented later than 21 calendar days from the related shipment date, provided that such documents are dated no earlier than the Initial Eligibility Date set forth in the Agreement.;

☐	Permit the change of either (i) the originating port or originating airport to a different U.S. port or U.S. airport; or (ii) the port of destination or airport of destination to a different port located in the Borrower’s Country or a different airport located in the Borrower’s Country;

☐	Permit changes in the number of copies of documents to be presented by a beneficiary, except that such change shall not result in the deletion or modification in the terms of a document required for presentation.
The Letter of Credit needs to be amended because [list reason(s)].1
If this Amendment is acceptable to the Facility Agent, please approve the amendment of the Letter of Credit in accordance with the terms of this request and the UCP (the “Amended L/C”).

[1]	Describe the facts or circumstances that justify the amendment.

B(8)-3

CERTIFICATE
We hereby certify that:
(i) all the payments to be made under the Amended L/C will be made exclusively for the purchase in the United States of Goods and Services, and such will be used for lawful purposes in accordance with the terms of the Agreement;
(ii) we have not, and to the best of our knowledge and belief, the beneficiary of the Amended L/C has not, and will not, agree to, offer to, cause to, arrange for or receive, directly or indirectly, any payment, discount, allowance, rebate, commission, fee or other payment in connection with Goods and Services or the Supply Contract(s) or the Guaranteed Credit, except for (a) payment of manufacturing costs or for the purchase of the Goods; (b) regular remuneration of regular full-time directors, officers and employees; (c) regular commissions or fees, if any, to regular sales agents, brokers or representatives and readily identifiable on the relevant party’s books and records as to amount, purpose and recipient; (d) any discounts, allowances or rebates that are disclosed in invoices from the beneficiary of the Amended L/C and (e) any letter of credit or other fees paid to commercial banks or any payments made to Ex-Im Bank, in either case in connection with the Guaranteed Credit;
(iii) we have not made, and to the best of our knowledge and belief, the beneficiary of the Amended L/C has not made, and will not make, any payment in connection with the Goods and Services or the Supply Contract(s) or the Guaranteed Credit to any Person who is debarred, suspended, declared ineligible, or voluntarily excluded from participation in procurement or non-procurement transactions with any United States federal government department or agency pursuant to any of the Debarment Regulations;
(iv) as of the date of this request, no Default or Event of Default; and
(v) as of the date of this request, the representations and warranties made by us in the Agreement are true.
Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.

Very truly yours,

Chartered Semiconductor Manufacturing Ltd

By:	(Signature)

Name:	(Print)

Title:	(Print)

B(8)-4

cc:	Marguerite Gill JPMorgan Chase Bank, N.A., as Lender 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081
Enclosures
3 copies of proposed Amendment to L/C prepared by L/C Bank
1 copy of amended Supply Contract, purchase order or other document evidencing need for amendment

B(8)-5

L/C PROCEDURE	Annex B Exhibit 9
NOTICE OF LETTER OF CREDIT AMENDMENT
____________ 20__
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention: Operations Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Certificate Approving Letter of Credit No. _______
Ladies and Gentlemen:
In accordance with the terms and conditions of the Ex-Im Bank Facility Agreement dated as of ___________ ___, 2007 (the “Agreement”), by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States (“Ex-Im Bank”), we hereby notify you of an amendment to Letter of Credit No. _____ (the “Letter of Credit”) approved by us and by [____________________], as L/C Bank, in accordance with the terms of the Borrower’s Request for Facility Agent Approval of Amendment to Letter of Credit, dated as of __________ 20___ (the “Borrower’s Request”) and the UCP. Enclosed herewith are copies of the Borrower’s Request and its accompanying documents, along with a copy of the amendment of the Letter of Credit, as approved (the “Amended L/C”).
The Amended L/C was approved in order to (place an “x” next to each applicable change):
☐	Allow sufficient time for the presentation of all documents and the making of all Letter of Credit disbursements by extending the expiry date to the earlier of: (i) _______________ or (ii) the expiry of the relevant Availability Period deemed by Ex-Im Bank to be effective under the Guaranteed Credits;
☐	Extend the final shipment date to the earlier of: (i) _______________ or (ii) the Letter of Credit’s expiry date;
☐	Permit partial shipment(s);
☐	Permit transhipments in accordance with the provisions of 46 USC. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);

B(9)-1

☐	Permit shipment(s) by any airline rather than ocean vessel; we acknowledge that air waybill(s) will be required with respect to such shipment(s) instead of ocean bill(s) of lading;
☐	Permit a reduction of the Letter of Credit’s face amount; we enclose each beneficiary’s consent to this request;
☐	Permit “on-deck” shipment(s);
☐	Permit a change in the address of [Name of Beneficiary], a beneficiary, to the following street address located in the United States:

;
☐	Permit a change in the address of [Name of Letter of Credit Applicant], a letter of credit applicant, to the following street address located in the United States:

.
☐	Permit ocean shipment(s); we acknowledge that clean, signed, on-board ocean bill(s) of lading will be required with respect to such shipment(s), and that such bill(s) of lading will evidence shipment(s) on ocean vessel(s) of either (i) U.S. registry or (ii) non-U.S. registry pursuant to a MARAD waiver of the provisions of 46 USC. §1241-1 (Public Resolution No. 17 of the 73rd Congress of the United States, as amended);
☐	Permit the following language or spelling changes:

;
We certify that the requested changes (x) will not constitute or give rise to a material change in the terms and conditions of the Letter of Credit, and (y) are requested in order to: (i) correct a typographical error; (ii) correct an omission; or, (iii) clarify otherwise ambiguous language;

B(9)-2

☐	Permit changes made on account of requirements for the following consularized document(s):

.
We certify that the requested change(s) shall not result in the modification or elimination of a commercial invoice, which we recognize is a necessary document for presentation;
☐	Permit acceptance of “stale” documents or documents that are presented or are to be presented later than 21 calendar days from the related shipment date, provided that such documents are dated no earlier than the Initial Eligibility Date set forth in the Agreement;
☐	Permit the change of either (i) the originating port or originating airport to a different U.S. port or U.S. airport; or (ii) the port of destination or airport of destination to a different port located in the Borrower’s Country or a different airport located in the Borrower’s Country;
☐	Permit changes in the number of copies of documents to be presented by a beneficiary, except that such change shall not result in the deletion or modification in the terms of a document required for presentation.
The reason(s) for amending the Letter of Credit are set forth in the Borrower’s Request.

B(9)-3

CERTIFICATE
We hereby certify that:
1. The Borrower’s Request complies in form and substance with Exhibit 8 to Annex B of the Agreement, and that the Borrower has made all certifications set forth therein; and
2. Without independent inquiry and relying solely upon the evidence(s) of authority and specimen signature(s) provided by the Borrower and accepted by Ex-Im Bank in accordance with the terms and conditions of the Agreement or any amendment thereto, the signature(s) appearing on the Borrower’s Request correspond to the evidence(s) of authority and specimen signature(s) in effect on the date of such Borrower’s Request.
Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Agreement.
Very truly yours,
JPMORGAN CHASE BANK,
NATIONAL ASSOCIATION,
as Facility Agent

By: (Signature)

Name: (Print)

Title: (Print)
Enclosures
1 copy of the Borrower’s Request and attachments thereto
1 copy of the Amended L/C

B(9)-4

ANNEX C-1
FORM OF OPERATIONS REVIEW NOTICE
____________, 20__
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention:	Operations Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (“Borrower”) Operations Review Notice No. ________ Disbursement Date: ________________
Ladies and Gentlemen:
     This Operations Review Notice (the “Operations Review Notice”) is being provided pursuant to Section [3.03(c) / 3.04(b)]1 of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of __________ ___, 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent (the “Facility Agent”), JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States. Unless otherwise defined herein, all capitalized terms in this Operations Review Notice have the meanings assigned to those terms in the Agreement.
     We have reviewed the documents required to be delivered pursuant to the Utilization and Disbursement Procedures set forth in Annex B to the Agreement (each of which is attached hereto and set forth on Schedule 1 hereto), and hereby notify you that such documents are complete in all respects and comply with the applicable conditions precedent set forth in Section 6 of the Agreement [other than in the following respects].2 Further, there are no unresolved omissions or deficiencies in any of the other required conditions to be satisfied pursuant to the aforesaid provisions of the Agreement [other than in the following respects] of which the Responsible Officer has actual knowledge.3

[1]	Select appropriate Section reference.

[2]	Specify any unresolved omissions or deficiencies in the Submitted Documents or non-compliance with any conditions precedent.

[3]	Specify any non-compliance with any non-documentary conditions precedent to Disbursement actually known to the Responsible Officer.

C1-1

     We hereby notify you that the Request for Reimbursement to Borrower’s Account and the accompanying documentation [do not] state that a Default, or Event of Default, has occurred; and, in the Facility Agent’s judgment, taking into account such information of which the Responsible Officer has actual knowledge at the time of issuance of this Operations Review Notice, and a review of the Request for Reimbursement and the accompanying documentation, [it is apparent that a Default or Event of Default has occurred and is continuing as follows] [it is not apparent that a Default or Event of Default has occurred and is continuing]4.

Very truly yours, JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent
By:
(Signature)

Name:
(Print)

Title:
(Print)
Enclosures
Required Documents
cc:	Export-Import Bank of the United States Attention: Asset Management Division (without attachments)

[4]	Choose the appropriate alternative and specify a Default or Event of Default, if applicable.

C1-2

SCHEDULE 1
REQUIRED DOCUMENTS

C1-3

ANNEX C-2
FORM OF DISBURSEMENT REVIEW NOTICE
____________, 20__
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention:	Asset Management Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (“Borrower”) Disbursement Review Notice No. _______ Disbursement Date: ___________
Ladies and Gentlemen:
     This Disbursement Review Notice (this “Disbursement Review Notice”) is being provided pursuant to Section [3.04(c) / 3.05(c)]1 of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of __________ ___, 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent (the “Facility Agent”), JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States. Unless otherwise defined herein, all capitalized terms in this Disbursement Review Notice have the meanings assigned to those terms in the Agreement.
     We have reviewed the Disbursement documents required to be delivered pursuant to Sections 3.02(a), [6.01 / 6.02 / 6.04] and 6.03 of the Agreement (as applicable) (each of which is attached hereto and set forth on Schedule 1 hereto), and hereby notify you that such documents are complete in all respects and comply with the specified requirements of each condition precedent to Disbursement [other than in the following respects].2
     We have reviewed the other required conditions to be satisfied pursuant to the aforesaid provisions of the Agreement in accordance with the procedures established therefore in Section 3 of the Agreement. On that basis, and without in any way limiting any other provision of the Agreement, we hereby further notify you that there are no unresolved omissions or deficiencies

[1]	Select appropriate section reference.

[2]	Specify any non-compliance with any conditions precedent.

C2-1

in any of such conditions of which the Responsible Officer has actual knowledge[other than in the following respects].3
     We hereby notify you that the Notice of Borrowing and the accompanying documentation [do not] state that a Default or Event of Default has occurred; and, in the Facility Agent’s judgment, taking into account such information of which the Responsible Officer has actual knowledge at the time of issuance of this Disbursement Review Notice, and a review of the Request for Reimbursement and the accompanying documentation [it is apparent that a Default or Event of Default has occurred and is continuing as follows] [it is not apparent that a Default or Event of Default has occurred and is continuing]4.

Very truly yours, JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent
By:
(Signature)

Name:
(Print)

Title:
(Print)
Enclosures
Required Documents

[3]	Specify any non-compliance with any non-documentary condition precedent to Disbursement actually known to the Responsible Officer.

[4]	Choose the appropriate alternative and specify a Default or Event of Default, if applicable.

C2-2

SCHEDULE 1
REQUIRED DOCUMENTS

C2-3

ANNEX C-3
FORM OF UTILIZATION REVIEW NOTICE
                    , 20
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571

Attention:	Asset Management Division

Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (“Borrower”) Utilization Review Notice No.
Ladies and Gentlemen:
     This Utilization Review Notice (the “Utilization Review Notice”) is being provided pursuant to Section 3.03(d) of the Ex-Im Bank Facility Agreement (as amended, modified and supplemented and in effect from time to time, the “Agreement”), dated as of                           , 2007, by and among the Borrower, JPMorgan Chase Bank, National Association, as Facility Agent (the “Facility Agent”), JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States. Unless otherwise defined herein, all capitalized terms in this Utilization Review Notice have the meanings assigned to those terms in the Agreement.
     We hereby notify you that:
(i)	the Borrower has sent all required documents to us in accordance with Section 3.03(b) of the Agreement and the Utilization and Disbursement Procedures; and the required documents to be delivered pursuant to Section 3.03(b) of the Agreement attached hereto and set forth on Schedule 1 are complete in all respects and comply with the specified requirements and conditions of each L/C Issuance set forth in Section 3.03(d) of the Agreement [and with the requirements set forth in Sections [6.01 / 6.02 ] and 6.03 (if the initial Utilization occurs before the initial Disbursement)] [other than in the following respects];[1]

(ii)	we have delivered the Operations Review Notice to the Operations Division in accordance with Section 3.03(c) of the Agreement;

(iii)	we have not received any written notice nor does the Responsible Officer otherwise have actual knowledge of any termination of or any asserted invalidity

[1]	Specify any unresolved omissions or deficiencies in the required documents or non-compliance with any L/C Issuance Conditions.

C3-1

of the Agreement, any Guaranteed Note or the Ex-Im Bank Guarantee Agreement;

(iv)	taking into account such information of which the Responsible Officer has actual knowledge, as of the time of issuance of this Utilization Review Notice, in the Facility Agent’s judgment [it is not apparent that a Default or Event of Default has occurred and is continuing] [it is apparent that a Default or Event of Default has occurred and is continuing as follows]; and

(v)	we have not received any written notice nor does the Responsible Officer otherwise have actual knowledge that the Borrower has not paid all fees, expenses and other amounts, if any, then due in connection with the Agreement and the proposed L/C Issuance.

Very truly yours, JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent
By:
(Signature)

Name:
(Print)

Title:
(Print)
Enclosures
Required Documents

C(3)-2

SCHEDULE 1
REQUIRED DOCUMENTS

C(3)-3

ANNEX D
FORM OF LENDER TRANSFER AGREEMENT

To:	JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent

From:	[THE EXISTING LENDER] (the “Existing Lender”) and [THE NEW LENDER] (the “New Lender”)

Date:	[ ]
     Ex-Im Bank Facility Agreement dated as of __________ ___, 2007 (the “Agreement”)
We refer to the Agreement. This is a Lender Transfer Agreement.
1. The Existing Lender transfers by novation to the New Lender the Existing Lender’s rights and obligations referred to on the reverse in accordance with the terms of the Agreement.
2. The proposed date for transfer is [      ].
3. The administrative details of the New Lender for the purposes of the Agreement are set out on the reverse of this Lender Transfer Agreement.
4. This Lender Transfer Agreement and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Lender Transfer Agreement shall be governed by, and construed in accordance with, the law of the State of New York, United States of America.
THE TERMS SET FORTH ABOVE AND ON THE REVERSE SIDE HEREOF ARE HEREBY AGREED TO:
[NAME OF TRANSFEROR], as Transferor

By:

Name: Title:
[NAME OF TRANSFEREE], as Transferee

By:

Name: Title:

D-1

Reverse of Lender Transfer Agreement
Ex-Im Bank Facility Agreement dated as of _______ __, 2007
with Chartered Semiconductor Manufacturing Ltd, as Borrower

Date of this Lender Transfer Agreement:

Legal Name of Transferor:

Legal Name of Transferee:

Transferee’s Address for Notices:

Effective Date of Assignment (“Assignment Date”):

Description of Assigned Interest

	Portion Held By Transferor	Percentage thereof
	Immediately Prior to	Transferred by the
Facility Description	Assignment	Transferor to the Transferee

D-2

Annex E
FORM OF ANTI-LOBBYING CERTIFICATE
                    , 20
Export-Import Bank of the United States
811 Vermont Avenue, N.W.
Washington, DC 20571
Attention: Operations Division
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”) Anti-Lobbying Certificate
Ladies and Gentlemen:
The undersigned certifies, to the best of his or her knowledge and belief, that:

(a)	No Federal appropriated funds have been paid or will be paid, by or on behalf of the undersigned, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress in connection with the awarding of any Federal contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement and the extension, continuation, renewal, amendment or modification of any Federal contract, grant, loan or cooperative agreement.

(b)	If any funds other than Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress or an employee of a Member of Congress in connection with this Federal contract, grant, loan or cooperative agreement, the undersigned shall complete and submit Standard Form-LLL, “Disclosure Form to Report Lobbying”, in accordance with its instructions.

(c)	The undersigned shall require that the language of this certification be included in the award documents for all subawards at all tiers (including subcontracts, subgrants, and contracts under grants, loans and cooperative agreements) and that all subrecipients shall certify and disclose accordingly.
This certification is a material representation of fact upon which reliance was placed when this transaction was made or entered into. Submission of this certification is a prerequisite for making or entering into this transaction imposed by Section 1352, Title 31, US Code. Any person who fails to file the required certification shall be subject to a civil penalty of not less than U.S.$10,000 and not more than U.S.$100,000 for each such failure.

E-1

[TO BE EXECUTED BY EACH LENDER AND THE FACILITY AGENT]
By:	[1]
Name:
Title:

[1]	This certificate must be signed by an authorized officer(s) of the Lender / Facility Agent. Execution of this certificate constitutes a representation that the signer(s) are fully authorized to do so on behalf of the Lender / Facility Agent. Any person who makes a false representation to Ex-Im Bank may be subject to fine and/or imprisonment pursuant to 18 USC.§1001. The Lender / Facility Agent agrees that, upon request, it will provide Ex-Im Bank with evidence of authority with respect to the person(s) signing this certificate.

E-2

ANNEX F-1
FORM OF DOCUMENTARY APPROVAL
                     20
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”)
Ladies and Gentlemen:
     This documentary approval (“Documentary Approval”) is being provided pursuant to Section 3.05(b) of the Ex-Im Bank Facility Agreement dated as of                           , 2007 (the “Agreement”), among Chartered Semiconductor Manufacturing Ltd, as Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, JPMorgan Chase Bank, National Association, as Lender, and Export-Import Bank of the United States (“Ex-Im Bank”). Unless otherwise defined herein, all capitalized terms used in this Documentary Approval shall have the respective meanings specified in the Agreement.
     Reference is made to the Letter of Credit No. [     ] issued on [                     20     ] in the amount of [$                    ] pursuant to the Agreement. [                    ], as the L/C Bank, hereby confirms that (a) all documentation required by the Letter of Credit has been provided by the beneficiary of the Letter of Credit to the L/C Bank, (b) such documentation strictly complies with the requirements of the Letter of Credit, and (c) the L/C Bank is prepared to make the requested payment under the Letter of Credit subject only to the receipt of the Drawing Certificate from the Facility Agent.

[ ], as L/C Bank
By:
Name:
Title:

cc:	Marguerite Gill JPMorgan Chase Bank, N.A., as Lender 1 Chase Manhattan Plaza, 3rd Floor New York, NY 10081

F1-1

ANNEX F-2
FORM OF DRAWING CERTIFICATE
                     20
[                              ]
    as L/C Bank
[address]

Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”)
Ladies and Gentlemen:
     This drawing certificate (the “Drawing Certificate”) is being provided pursuant to Section 3.05(e) of the Ex-Im Bank Facility Agreement dated as of                                          , 2007 (the “Agreement”), among Chartered Semiconductor Manufacturing Ltd, as Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, the Lender named therein and the Export-Import Bank of the United States (“Ex-Im Bank”). Unless otherwise defined herein, all capitalized terms in this Drawing Certificate have the meaning assigned to those terms in the Agreement.
     Reference is made to the Letter of Credit No. [          ] issued on [                     20                ], in the amount of [$                    ] pursuant to the Agreement. The Facility Agent hereby certifies that (i) it has delivered to Ex-Im Bank a Disbursement Review Notice with respect to the requested Disbursement in accordance with Section 3.05(c) of the Agreement; (ii) the Facility Agent has not received a Drawstop Notice that has not been withdrawn; and (iii) the Facility Agent has not received a notice from the Borrower withdrawing the Notice of Borrowing for the requested Disbursement.

JP MORGAN CHASE BANK, NATIONAL ASSOCIATION, as Facility Agent

By:
Name:
Title:

F2-1

ANNEX G
FORM OF DRAWSTOP NOTICE
                              , 20

Chartered Semiconductor Manufacturing Ltd
60 Woodlands Industrial Park D
Street 2
Singapore 738406
Attention:	George Thomas, Chief Financial Officer
Fax:	+65-6362-2909
Telephone:	+65-6360-4350
Government Agency Unit
JPMorgan Chase Bank, N.A.,
     as Lender and as Facility Agent
4 Chase MetroTech Center, 10th Floor
Brooklyn, NY 11245
Attention: Gamal Boulos, Maria Adamczyk, Laura Tamuccio
JPMorgan Chase Bank, N.A., as Lender
1 Chase Manhattan Plaza, 9th Floor
New York, NY 10081
Attention: Marguerite Gill
[                                        ], as L/C Bank [to be included with respect to any L/C Issuance or L/C Payment]
[address]
Copy to: Operations Division

Subject:	Ex-Im Bank Transaction No. AP082872XX-Singapore Chartered Semiconductor Manufacturing Ltd (the “Borrower”)
     Requested Drawdown Date: [______]
Ladies and Gentlemen:
This Drawstop Notice (this “Notice”) is being provided pursuant to the Ex-Im Bank Facility Agreement, dated as of [                         ] 2007 (the “Agreement”), among Chartered Semiconductor Manufacturing Ltd, as Borrower, JPMorgan Chase Bank, National Association, as Facility Agent, the Lender named therein and the Export-Import Bank of the United States (“Ex-Im Bank”). Unless otherwise defined herein, all capitalized terms in this Notice have the meanings assigned to those terms in the Agreement.

Annex G-1

We hereby notify you that Ex-Im Bank has determined that as of the date hereof one or more of the conditions precedent to Disbursement has not been satisfied or waived, or, if previously satisfied, has ceased to be satisfied, including but not limited to the following:
     [list unsatisfied conditions precedent].

EXPORT-IMPORT BANK OF THE UNITED STATES

By:
(Signature)

Name
(Print)

Title
(Print)

Annex G-2

EXPORT-IMPORT BANK OF THE UNITED STATES
Long Term Credit / Guarantee — Acquisition List
Effective Date:

Exporter’s Name:

U.S. Street Address:

Telephone Number:

Fax Number:

ACQUISITION LIST FOR FAB 7 PHASE II

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
FLTO703	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW TEMP OXIDE	21-Mar-07	$2,650,000	Phase 2
FNBK704	THIN FILM — CVD	AMAT	USD	PRODUCER SE	N BLOK	26-Jan-07	$3,670,000	Phase 2
MSEM713	METRO	AMAT	USD	VERITY	CD SEM	25-Apr-07	$1,275,000	Phase 2
MSEM714	METRO	AMAT	USD	VERITY	CD SEM	08-Jun-07	$1,275,000	Phase 2
FALD703	THIN FILM — PVD	AMAT	USD	ENDURA 2	ALCU	24-Jul-07	$5,820,000	Phase 2
PCUD772	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	25-Jan-08	$5,380,000	Phase 2
MSEM715	METRO	AMAT	USD	VERITY	CD SEM	24-Jan-08	$1,275,000	Phase 2
FLTO704	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW TEMP OXIDE	20-Oct-07	$2,650,000	Phase 2
FLWK705	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW K	20-Oct-07	$3,670,000	Phase 2
PCUD716	CMP	AMAT	USD	REFLEXION LK	CU CMP	12-Jan-08	$3,900,000	Phase 2
POXI703	CMP	AMAT	USD	REFLEXION LK	OXIDE CMP	28-Apr-07	$3,720,000	Phase 2
MSEM716	METRO	AMAT	USD	VERITY	CD SEM	23-Feb-08	$1,325,000	Phase 2
FNBK705	THIN FILM — CVD	AMAT	USD	PRODUCER SE	N BLOK	20-Oct-07	$3,670,000	Phase 2
FTEO707	THIN FILM — CVD	AMAT	USD	PRODUCER SE	FTEOS/TEOS	13-Apr-08	$3,440,000	Phase 2
PCUD717	CMP	AMAT	USD	REFLEXION LK	CU CMP	12-Feb-08	$3,900,000	Phase 2
DRTG708	DIFFUSION	AMAT	USD	CENTURA RADIANCE/DPN	RTNO-GATE/RTO/DPN/ISSG	03-Dec-07	$4,370,000	Phase 2
PSTI703	CMP	AMAT	USD	REFLEXION FA	STI CMP	15-Feb-07	$4,300,000	Phase 2

Annex H-page 3

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
DRTN703	DIFFUSION	AMAT	USD	CENTURA SINGEN PLUS	BTBAS/SINGEN	23-Jun-08	$4,300,000	Phase 2
FTEO706	THIN FILM — CVD	AMAT	USD	PRODUCER SE	FTEOS/TEOS	Arrived	$3,440,000	Phase 2
MSEM711	METRO	AMAT	USD	VERITY	CD SEM	Arrived	$1,275,000	Phase 2
MSEM712	METRO	AMAT	USD	VERITY	CD SEM	Arrived	$1,275,000	Phase 2
PCUD713	CMP	AMAT	USD	REFLEXION LK	CU CMP	Arrived	$3,900,000	Phase 2
PCUD718	CMP	AMAT	USD	REFLEXION LK	CU CMP	Not Req	$3,900,000	Phase 2
FTEO708	THIN FILM — CVD	AMAT	USD	PRODUCER SE	FTEOS/TEOS	14-Nov-08	$3,440,000	Phase 2
FCOD702	THIN FILM — PVD	AMAT	USD	ENDURA 2	CO DEP	Arrived	$5,420,000	Phase 2
FTBM761	THIN FILM — PVD	AMAT	USD	ENDURA 2 (Ni)	NIPT DEP & CA LINER	Arrived	$5,620,000	Phase 2
DRTA705	DIFFUSION	AMAT	USD	VANTAGE RADIANCE PLUS	RTA/SPIKE ANNEAL (ATM)	Arrived	$2,290,000	Phase 2
DRTA706	DIFFUSION	AMAT	USD	VANTAGE RADIANCE PLUS	RTA/SPIKE ANNEAL (ATM)	05-Jun-08	$2,500,000	Phase 2
FCUD763	THIN FILM — PVD	AMAT	USD	ENCORE	CU BARRIER SEED	03-Nov-08	$5,300,000	Phase 2
FCUD764	THIN FILM — PVD	AMAT	USD	ENCORE	CU BARRIER SEED	03-Feb-09	$5,300,000	Phase 2
PCUD773	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	26-Oct-08	$5,380,000	Phase 2
PCUD774	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	24-Jan-09	$5,380,000	Phase 2
PCUD775	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	23-Feb-09	$5,380,000	Phase 2
PCUD776	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	25-Apr-09	$5,380,000	Phase 2
FTEO709	THIN FILM — CVD	AMAT	USD	PRODUCER SE	FTEOS/TEOS	14-Mar-09	$3,620,000	Phase 2
FPSG702	THIN FILM — CVD	AMAT	USD	PRODUCER SE	PEPSG	28-Dec-08	$3,900,000	Phase 2
FOTC703	THIN FILM — CVD	AMAT	USD	PRODUCER SE	OZONE TEOS OXIDE/CLN	30-Aug-08	$4,765,000	Phase 2
FOTC704	THIN FILM — CVD	AMAT	USD	PRODUCER SE	OZONE TEOS OXIDE/CLN	28-Dec-08	$4,765,000	Phase 2
FSAC763	THIN FILM — CVD	AMAT	USD	PRODUCER SE	SACVD (480C)	10-Sep-08	$4,650,000	Phase 2
FNBK706	THIN FILM — CVD	AMAT	USD	PRODUCER SE	N BLOK	28-Oct-08	$3,850,000	Phase 2
FNBK707	THIN FILM — CVD	AMAT	USD	PRODUCER SE	N BLOK	25-Feb-09	$3,850,000	Phase 2
FLWK706	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW K	29-Sep-08	$3,850,000	Phase 2
FLWK707	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW K	02-Jan-09	$3,850,000	Phase 2
FLWK708	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW K	27-Feb-09	$3,850,000	Phase 2
FLWK772	THIN FILM — CVD	AMAT	USD	PRODUCER ULK	BD + UV	13-Dec-08	$4,000,000	Phase 2
FESL702	THIN FILM — CVD	AMAT	USD	PRODUCER SE	ESL SiN	31-Aug-08	$3,900,000	Phase 2

Annex H-page 4

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
FESL703	THIN FILM — CVD	AMAT	USD	PRODUCER SE	ESL SiN	29-Jan-09	$3,900,000	Phase 2
FLTO705	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW TEMP OXIDE	04-Dec-08	$2,650,000	Phase 2
FSTI772	THIN FILM — CVD	AMAT	USD	PRODUCER HARP	STI GAPFILL	02-Nov-08	$4,300,000	Phase 2
FALD704	THIN FILM — PVD	AMAT	USD	ENDURA 2	ALCU	22-Dec-08	$6,000,000	Phase 2
FTBM762	THIN FILM — PVD	AMAT	USD	ENDURA 2 (Ni)	NIPT DEP & CA LINER	29-Sep-08	$5,740,000	Phase 2
DRTA707	DIFFUSION	AMAT	USD	VANTAGE RADIANCE PLUS	RTA/SPIKE ANNEAL (ATM)	03-Nov-08	$2,500,000	Phase 2
DRTS705	DIFFUSION	AMAT	USD	VANTAGE RADIANCE PLUS	NICKEL SILIDE RTA	11-Oct-08	$2,400,000	Phase 2
DRTG709	DIFFUSION	AMAT	USD	CENTURA RADIANCE/DPN	RTNO-GATE/RTO/DPN/ISSG	01-Sep-08	$4,700,000	Phase 2
MSEM717	METRO	AMAT	USD	VERITY	CD SEM	11-Aug-08	$1,325,000	Phase 2
MSEM718	METRO	AMAT	USD	VERITY	CD SEM	25-Aug-08	$1,325,000	Phase 2
MSEM719	METRO	AMAT	USD	VERITY	CD SEM	23-Oct-08	$1,325,000	Phase 2
MSEM720	METRO	AMAT	USD	VERITY	CD SEM	23-Nov-08	$1,325,000	Phase 2
MSEM721	METRO	AMAT	USD	VERITY	CD SEM	23-Dec-08	$1,325,000	Phase 2
MSEM722	METRO	AMAT	USD	VERITY	CD SEM	22-Feb-09	$1,325,000	Phase 2
PCUD777	CMP	AMAT	USD	REFLEXION LK (COUNTOUR HEAD)	CU CMP	26-May-09	$5,380,000	Phase 2
POXI704	CMP	AMAT	USD	REFLEXION LK	OXIDE CMP	22-Dec-08	$3,900,000	Phase 2
PSTI772	CMP	AMAT	USD	REFLEXION FA (COUNTOUR HEAD)	STI CMP	01-May-09	$4,900,000	Phase 2
FTEO710	THIN FILM — CVD	AMAT	USD	PRODUCER SE	FTEOS/TEOS	14-Jun-09	$3,620,000	Phase 2
FOTC705	THIN FILM — CVD	AMAT	USD	PRODUCER SE	OZONE TEOS OXIDE/CLN	30-Apr-09	$4,765,000	Phase 2
FLWK709	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW K	15-Jun-09	$3,850,000	Phase 2
FLWK773	THIN FILM — CVD	AMAT	USD	PRODUCER ULK	BD + UV	15-May-09	$4,000,000	Phase 2
FLTO706	THIN FILM — CVD	AMAT	USD	PRODUCER SE	LOW TEMP OXIDE	06-May-09	$2,650,000	Phase 2
FNBM702	THIN FILM — CVD	AMAT	USD	ENDURA 2	NiPt Dep Ca Liner	01-Mar-09	$6,000,000	Phase 2
DRTN704	DIFFUSION	AMAT	USD	CENTURA SINGEN PLUS	BTBAS/SINGEN	21-Jan-09	$4,300,000	Phase 2
DRTG710	DIFFUSION	AMAT	USD	CENTURA RADIANCE/DPN	RTNO-GATE/RTO/DPN/ISSG	02-Dec-08	$4,700,000	Phase 2
MSEM723	METRO	AMAT	USD	VERITY	CD SEM	26-Mar-09	$1,325,000	Phase 2
MSEM771	METRO	AMAT	USD	VERITY	CD SEM	Arrived	$1,600,000	Phase 2
		AMAT Total					$265,750,000
DEPI703	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	16-Mar-07	$2,005,697	Phase 2
DEPI704	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	16-Mar-07	$2,005,697	Phase 2
DEPI705	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	15-Jun-07	$2,005,697	Phase 2
DEPI706	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	01-Dec-07	$1,860,000	Phase 2
DEPI702	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	Arrived	$1,855,697	Phase 2

Annex H-page 5

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
DEPI707	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	02-Jun-08	$2,100,000	Phase 2
DEPI708	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	31-Jul-08	$2,100,000	Phase 2
DEPI709	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	31-Aug-08	$2,100,000	Phase 2
DEPI710	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	30-Sep-08	$2,100,000	Phase 2
DEPI711	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	31-Oct-08	$2,100,000	Phase 2
DEPI712	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	31-Dec-08	$2,100,000	Phase 2
DEPI713	DIFFUSION	ASM	USD	EPSILON 3200	EPI REACTOR	31-Jan-09	$2,100,000	Phase 2
		ASM Total					$24,432,788
CARS707	CLEAN TECH	FSI	USD	ANTARES	AEROSOL CLEAN	21-Apr-08	$1,615,000	Phase 2
CARS708	CLEAN TECH	FSI	USD	ANTARES	AEROSOL CLEAN	19-Dec-08	$1,615,000	Phase 2
CARS709	CLEAN TECH	FSI	USD	ANTARES	AEROSOL CLEAN	18-Feb-09	$1,850,000	Phase 2
		FSI Total					$5,080,000
LOVL708	LITHO	KT	USD	ARCHER 10	OVERLAY	Arrived	$1,125,000	Phase 2
DMET702	DIFFUSION	KT	USD	Metrix	Precision Gate Measurement	16-May-07	$2,500,000	Phase 2
LOVL709	LITHO	KT	USD	ARCHER 10	OVERLAY	22-Mar-07	$1,125,000	Phase 2
MFLM712	METRO	KT	USD	F5X	OXIDE THICKNESS	23-Apr-07	$850,000	Phase 2
LMAC705	LITHO	KT	USD	VIPER	MACRO INSPECTION	Arrived	$1,200,000	Phase 2
YBFI706	YDD	KT	USD	2367	BRIGHTFIELD	11-Mar-08	$6,600,000	Phase 2
LOVL710	LITHO	KT	USD	ARCHER 10	OVERLAY	13-Jan-08	$1,125,000	Phase 2
MFLM713	METRO	KT	USD	F5X	OXIDE THICKNESS	23-Mar-08	$850,000	Phase 2
LMAC704	LITHO	KT	USD	VIPER	MACRO INSPECTION	Arrived	$1,200,000	Phase 2
YBFI704	YDD	KT	USD	2367	BRIGHTFIELD	Arrived	$2,500,000	Phase 2
YBFI707	YDD	KT	USD	2367	BRIGHTFIELD	11-Oct-08	$6,600,000	Phase 2
LMAC706	LITHO	KT	USD	VIPER	MACRO INSPECTION	29-Jul-08	$1,200,000	Phase 2
MFLM714	METRO	KT	USD	F5X	OXIDE THICKNESS	23-Aug-08	$1,700,000	Phase 2
MFLM715	METRO	KT	USD	F5X	OXIDE THICKNESS	23-Sep-08	$1,700,000	Phase 2
MFLM716	METRO	KT	USD	F5X	OXIDE THICKNESS	21-Oct-08	$1,700,000	Phase 2
MFLM717	METRO	KT	USD	F5X	OXIDE THICKNESS	21-Nov-08	$1,700,000	Phase 2
MFLM718	METRO	KT	USD	F5X	OXIDE THICKNESS	07-Jan-09	$1,700,000	Phase 2
MFLM719	METRO	KT	USD	F5X	OXIDE THICKNESS	21-Jan-09	$1,700,000	Phase 2
MFLM720	METRO	KT	USD	F5X	OXIDE THICKNESS	20-Feb-09	$1,700,000	Phase 2
DQTX702	DIFFUSION	KT	USD	QUANTOX	Surface Charge	28-Aug-08	$1,300,000	Phase 2
DQTX703	DIFFUSION	KT	USD	QUANTOX	Surface Charge	28-Sep-08	$1,300,000	Phase 2
LMAC707	LITHO	KT	USD	VIPER	MACRO INSPECTION	26-Nov-08	$1,300,000	Phase 2
LRCP705	LITHO	KT	USD	SLF27	RETICLE INSPECTION	12-Aug-08	$9,500,000	Phase 2
LRCP706	LITHO	KT	USD	SLF27	RETICLE INSPECTION	26-Aug-08	$9,500,000	Phase 2
LRCP707	LITHO	KT	USD	SLF27	RETICLE INSPECTION	24-Oct-08	$9,500,000	Phase 2
YDLS705	YDD	KT	USD	SP1	PROCESS DEFECT MONITOR	29-Aug-08	$1,500,000	Phase 2
YDLS706	YDD	KT	USD	SP1	PROCESS DEFECT MONITOR	27-Jan-09	$1,500,000	Phase 2

Annex H-page 6

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
YBFI708	YDD	KT	USD	2367	BRIGHTFIELD	11-Mar-09	$7,000,000	Phase 2
YDFI753	YDD	KT	USD	PUMA	DARK FIELD	27-Jul-08	$4,300,000	Phase 2
YDFI754	YDD	KT	USD	PUMA	DARK FIELD	10-Aug-08	$4,300,000	Phase 2
YDFI755	YDD	KT	USD	PUMA	DARK FIELD	27-Aug-08	$4,300,000	Phase 2
YDFI756	YDD	KT	USD	PUMA	DARK FIELD	10-Sep-08	$4,300,000	Phase 2
YDFI757	YDD	KT	USD	PUMA	DARK FIELD	24-Sep-08	$4,300,000	Phase 2
YDFI758	YDD	KT	USD	PUMA	DARK FIELD	08-Oct-08	$4,300,000	Phase 2
YDFI759	YDD	KT	USD	PUMA	DARK FIELD	08-Nov-08	$4,300,000	Phase 2
LOVL711	LITHO	KT	USD	ARCHER 10	OVERLAY	13-Oct-08	$1,300,000	Phase 2
MFLM721	METRO	KT	USD	F5X	OXIDE THICKNESS	23-Mar-09	$1,700,000	Phase 2
LOVL712	LITHO	KT	USD	ARCHER 10	OVERLAY	12-Feb-09	$1,300,000	Phase 2
LRCP708	LITHO	KT	USD	SLF27	RETICLE INSPECTION	26-Mar-09	$9,500,000	Phase 2
		KT Total					$125,075,000
EPOL709	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	01-Mar-07	$5,900,000	Phase 2
EMTL704	ETCH	LAM	USD	2300 VERSYS	METAL ETCHER	08-Aug-07	$3,500,000	Phase 2
EOXP716	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	15-May-07	$4,850,000	Phase 2
EOXP717	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	28-Jun-07	$4,850,000	Phase 2
EOXP718	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	29-Jul-07	$4,850,000	Phase 2
EOXP719	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	28-Aug-07	$4,850,000	Phase 2
EPOL710	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	03-Jun-07	$5,900,000	Phase 2
EOXP772	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	28-Sep-07	$6,200,000	Phase 2
EOXP720	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	28-Mar-08	$4,850,000	Phase 2
EOXP773	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	28-Apr-08	$6,200,000	Phase 2
EMTL703	ETCH	LAM	USD	2300 VERSYS	METAL ETCHER	Arrived	$3,500,000	Phase 2
EPOL708	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	Arrived	$5,900,000	Phase 2
EPOL711	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	04-Jul-08	$5,900,000	Phase 2
EOXP721	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	29-Oct-08	$4,850,000	Phase 2
EOXP722	ETCH	LAM	USD	EXELAN	SICOH Via/PAD ETCH	26-Nov-08	$4,850,000	Phase 2
EPOL712	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	02-Oct-08	$6,200,000	Phase 2
EPOL772	ETCH	LAM	USD	KIYO45	STI/POLY ETCH	02-Nov-08	$6,700,000	Phase 2
EPOL713	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	18-Nov-08	$6,200,000	Phase 2
EPOL714	ETCH	LAM	USD	KIYO	STI/POLY/SPCR ETCH	02-Dec-08	$6,200,000	Phase 2
EOXP774	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	28-Sep-08	$6,200,000	Phase 2
EOXP775	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	27-Dec-08	$6,200,000	Phase 2
EOXP776	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	26-Jan-09	$6,200,000	Phase 2
EOXP777	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	26-Feb-09	$6,200,000	Phase 2
EMTL705	ETCH	LAM	USD	2300 VERSYS	METAL ETCHER	08-Nov-08	$3,800,000	Phase 2
EOXP778	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	28-Apr-09	$6,200,000	Phase 2
EOXP779	ETCH	LAM	USD	FLEX45	SICOH Via/PAD ETCH	29-May-09	$6,200,000	Phase 2
EMTL706	ETCH	LAM	USD	2300 VERSYS	METAL ETCHER	08-Jun-09	$3,800,000	Phase 2
		LAM Total					$147,050,000

Annex H-page 7

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
LLSR702	LITHO	LUMONICS	USD	SIGMA CLEAN 300	LASER MARK	11-Aug-07	$700,000	Phase 2
		LUMONICS Total					$700,000
FSIN762	THIN FILM — CVD	NOVELLUS	USD	VECTOR	TENSILE STRESS (CA)	13-Jun-07	$1,598,000	Phase 2
FPVN702	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	14-Oct-07	$1,598,000	Phase 2
FPVN706	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	14-Aug-08	$1,900,000	Phase 2
FECP707	THIN FILM — PVD	NOVELLUS	USD	SABRE XT	CU ECP	Arrived	$3,478,000	Phase 2
FSTI703	THIN FILM — CVD	NOVELLUS	USD	SPEED	HDP STI	Arrived	$3,948,000	Phase 2
FSTI704	THIN FILM — CVD	NOVELLUS	USD	SPEED	HDP STI	Not Req	$3,948,000	Phase 2
FCUD703	THIN FILM — PVD	NOVELLUS	USD	INOVA	CU BARRIER SEED	Arrived	$752,000	Phase 2
FCUD706	THIN FILM — PVD	NOVELLUS	USD	INOVA	CU BARRIER SEED	Arrived	$752,000	Phase 2
FPVN707	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	14-Nov-08	$1,900,000	Phase 2
FPVN708	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	11-Feb-09	$1,900,000	Phase 2
FPVN709	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	13-Apr-09	$1,900,000	Phase 2
FSIN763	THIN FILM — CVD	NOVELLUS	USD	VECTOR	TENSILE STRESS (CA)	11-Nov-08	$2,000,000	Phase 2
FILD702	THIN FILM — CVD	NOVELLUS	USD	SPEED	HDP SiN	17-Sep-08	$4,500,000	Phase 2
FECP710	THIN FILM — PVD	NOVELLUS	USD	SABRE XT	CU ECP	06-Oct-08	$3,700,000	Phase 2
FECP711	THIN FILM — PVD	NOVELLUS	USD	SABRE XT	CU ECP	04-Dec-08	$3,700,000	Phase 2
FECP712	THIN FILM — PVD	NOVELLUS	USD	SABRE XT	CU ECP	05-Mar-09	$3,700,000	Phase 2
FPVN710	THIN FILM — CVD	NOVELLUS	USD	VECTOR	PSVN SiN/SiO2	14-Jun-09	$1,900,000	Phase 2
FSIN764	THIN FILM — CVD	NOVELLUS	USD	VECTOR	TENSILE STRESS (CA)	13-Apr-09	$2,000,000	Phase 2
		NOVELLUS Total					$45,174,000
PMAC703	CMP	RUDOLPH	USD	AXI	MACRO INSPECTION	21-Jan-07	$750,000	Phase 2
PMAC701	CMP	RUDOLPH	USD	AXI	MACRO INSPECTION	Arrived	$1,050,000	Phase 2
PMAC704	CMP	RUDOLPH	USD	AXI	MACRO INSPECTION	23-Aug-07	$1,050,000	Phase 2
QMAC705	QA	RUDOLPH	USD	AXI	MACRO INSPECTION	23-Mar-08	$800,000	Phase 2
PMAC702	CMP	RUDOLPH	USD	AXI	MACRO INSPECTION	Arrived	$750,000	Phase 2
QMAC706	QA	RUDOLPH	USD	AXI	MACRO INSPECTION	23-Aug-08	$800,000	Phase 2
QMAC707	QA	RUDOLPH	USD	AXI	MACRO INSPECTION	20-Feb-09	$800,000	Phase 2
PMAC705	CMP	RUDOLPH	USD	AXI	MACRO INSPECTION	23-Apr-09	$1,050,000	Phase 2
		RUDOLPH Total					$7,050,000

Annex H-page 8

						Eqpt
						Shipdate
						(Rev	EST Eqpt
Eqpt ID	Module	Vendor	Currency	Eqpt Model	Main Process	12D)	Budget	Remark
CBSC703	CLEAN TECH	SEMITOOL	USD	RAIDER	BEVEL ETCH	04-Mar-07	$2,600,000	Phase 2
CBSC704	CLEAN TECH	SEMITOOL	USD	RAIDER	BEVEL ETCH	02-Apr-07	$2,600,000	Phase 2
CBSC705	CLEAN TECH	SEMITOOL	USD	RAIDER	BEVEL ETCH	06-Jul-08	$2,800,000	Phase 2
CBSC706	CLEAN TECH	SEMITOOL	USD	RAIDER	BEVEL ETCH	03-Nov-08	$2,800,000	Phase 2
		SEMITOOL Total					$10,800,000
IMCI709	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	Arrived	$3,040,000	Phase 2
IHCI712	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	14-Oct-07	$3,000,000	Phase 2
IMCI710	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	23-Sep-07	$3,350,000	Phase 2
IHCI713	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	14-Dec-07	$3,300,000	Phase 2
IMCI711	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	23-Feb-08	$3,350,000	Phase 2
IHCI711	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	Arrived	$3,000,000	Phase 2
IHCI710	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	Arrived	$3,000,000	Phase 2
IHCI709	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	Arrived	$3,000,000	Phase 2
IHCI714	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	15-May-08	$3,300,000	Phase 2
IMCI712	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	24-Apr-08	$3,350,000	Phase 2
IHCI715	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	15-Jun-08	$3,300,000	Phase 2
IMCI713	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	25-May-08	$3,350,000	Phase 2
IHCI716	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	13-Jul-08	$3,300,000	Phase 2
IHCI717	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	13-Aug-08	$3,300,000	Phase 2
IHCI718	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	12-Sep-08	$3,300,000	Phase 2
IHCI719	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	13-Oct-08	$3,300,000	Phase 2
IMCI714	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	23-Jul-08	$3,350,000	Phase 2
IMCI715	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	22-Aug-08	$3,350,000	Phase 2
IMCI716	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	22-Sep-08	$3,350,000	Phase 2
IHCI720	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	13-Dec-08	$3,300,000	Phase 2
IHCI721	IMPLANT	VARIAN	USD	VIISTA HC	HIGH CURRENT IMPLANT	13-Jan-09	$3,300,000	Phase 2
IMCI717	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	22-Nov-08	$3,350,000	Phase 2
IMCI718	IMPLANT	VARIAN	USD	VIISTA XE	MEDIUM CURRENT IMPLANT	23-Dec-08	$3,350,000	Phase 2
		VARIAN Total					$74,890,000
		Grand Total					$706,001,788

Annex H-page 9